

ANNUAL 08 REPORT

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code:43)





Contents

Corporate Profile

C.P. Pokphand Co. Ltd. ("CPP" or the "Company") was established in 1987 and listed on The Stock Exchange of Hong Kong Limited in 1988 under Stock Code 43. With over 20 years of investing in China, CPP has all of its business operations in China and is one of the leading biochemical and industrial players in the country.



Chlortetracycline

Manufactures feed-grade Chlortetracycline and Hydrochloride Chlortetracycline

Motorcycle

Manufactures motorcycles and engines under the name of "Dayang"

Operating through subsidiaries and jointly-controlled entities, CPP has four business lines, including chlortetracycline products, motorcycle products, carburetors and automobile accessories, as well as Caterpillar machinery distribution business. Over the years, the Company upholds the principle of "Benefit to the Country, Benefit to the People, Benefit to the Company" in running the businesses, and has won the support and confidence of our customers and business partners.


CAT
CAT
CAT
CAT

Caterpillar Machinery
Provides sales, rentals and repair agency services for Caterpillar machinery in western China

Automobile Accessories
Manufactures carburetors and automobile accessories.

For more information, please visit CPP's website at http://www.cpp.hk

Chairman's Statement

The restructuring which CPP underwent in 2008 has a profound significance for the Group's long-term future. Since the start of Asia's financial turmoil, we had already been strengthening our operational and financial risk management, and limiting detrimental exposure caused by external factors. Earlier last year, we resolutely agreed to shed the Group's agribusiness operations, which are considered to be operationally and financially riskier, and to concentrate resources in developing the relatively more steady and profitable feed additive and industrial businesses. Using the proceeds from the asset sales to consolidate CPP's financial position, reducing almost all of its long-term debts, the Group's total debt-to-equity ratio has been reduced from 8.4 times from the previous year to 0.4 times at the end of 2008. Under the current credit crunch, a healthy debt level is not only critically important, but also beneficial to the Group in seizing future business opportunities.

China's key economic fundamentals remain stable, recording a 9% increase in 2008 for the overall economy. Given that all our operations are rooted in China, the Group's industrial business also posted satisfactory results in this environment. The Group's automobile accessories business still managed to maintain considerable growth which exceeded 40% in total annual sales volume, demonstrating customers' trust and support of our quality products. Sales of "Dayang" motorcycles also showed steady growth, driven by the Group's continuous roll out of new and upgraded models. During the year, several new models were launched, all of which have met the National III standards in addition to being well received by the market. With agency offices spread across eight provinces and one municipality in western China, sales volume of ECI Metro Investment Co., Ltd. from its Caterpillar machinery dealership rose almost 40%, benefiting from strong growth in fixed asset investments in China, in areas such as local infrastructural development as well as ongoing reconstruction projects in the aftermath of the Sichuan earthquake disaster.

As for our chlortetracycline ("CTC") business, the Group has been strengthening its domestic sales, leading to mild growth in its domestic sales volume last year. However, export sales slid due to a slack demand for CTC in a few individual export markets, causing performance to falter; as a result, total sales volume of the Group's CTC fell.

To ensure China in 2009 has a continuing stable and fairly rapid economic growth, the Chinese government has been promoting many stimulus measures to shore up domestic demand, as well as carrying out favorable policies to prop up industries hurt by the global financial crisis. One in particular is the 4,000 billion yuan stimulus economic plan announced last year by the Chinese government to help speed up projects like infrastructure and post-disaster restoration. In early 2009, the government also announced motorcycle products would be covered under the policy "Appliance Subsidy Scheme", subsidizing farmers to buy motorcycles. Moreover, in order to boost auto development and consumption, the State Council has reduced purchase tax for small-sized cars. Altogether these policies are expected to benefit the Group's industrial business. In addition, as more and more breeders place increasing emphasis on animal disease prevention and control, growth of the Group's CTC business is going to benefit in the long run.

To sum up, we expect the business environment in 2009 to be difficult and stern, and in an environment like this, CPP will continue to maneuver in the most prudent course, maintaining healthy cash flow through inventory productivity enhancements as well as cost control improvements. Together with our business partners, we are continuing to make progress on existing cooperative projects and increasing collaboration in order to better performance. At the same time, CPP continues to keep abreast of the government's domestic policies, leveraging them proactively and opportunely.

Finally, I would like to thank all of our employees for their contributions and our fellow shareholders, business partners, and customers for their continuing trust and support.

Sumet Jiaravanon
Chairman

Hong Kong, 27th March, 2009



Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor") commenced construction of its new assembly plant and new die-casting plant.

Apr

Northern Ek Chor's motorcycle inspection center has been recognized by the Ministry of Transport of Vietnam, allowing exporting "Dayang" motorcycles with center's inspection report eligible for licence plate registration.



May

After the May 12th Sichuan Earthquake, CPP and its jointly-controlled entities actively participated in the rescue activities.

- ECI Metro Investment Co., Ltd. deployed several construction machines to help the rescue in the affected area.
- Northern Ek Chor donated 228 units of "Dayang" motorcycles to the Sichuan earthquake area.



Jun



Northern Ek Chor successfully invented its first new model of "Dayang" electric-spray motorcycle, DY125-52A, which also complies with the National III emission standards.

Jun, Sep & Oct

In June and September, Pucheng Chia Tai Biochemistry Co., Ltd. attended the 2008 CPhI Worldwide exhibition held in Shanghai and Europe, showing its products to professionals and customers worldwide. And in October, it also joined the 2008 China VIV exhibition in Beijing.


CPhI china
where intelligence gathers
CPhI worldwide
where intelligence gathers
CPhI, ICSE & P-MEC China 2008
第八届世界制药原料中国展
开幕典礼
Opening

Sep

Oct

Zhanjiang Deni Carburetor Co., Ltd. joined the 2008 China Motorcycle Machinery Fair in Jiangmen, promoting its carburetor products to auto industry professionals and customers worldwide.



China Economic Overview

The year 2008 has been an extraordinary and eventful time for China. During the year, China successfully held the Beijing Olympic and Paralympics Games and was able to sustain a steady and fairly rapid economic growth with GDP growing at 9%. However, as the financial tsunami emerged in the second half of the year, China began to experience a slowdown in its economic activities, with export sales contracting in the ending quarter.

According to the National Bureau of Statistics, the producer price index (PPI) for the year 2008 rose 6.9% as compared to the year 2007. But, beginning in the fourth quarter of 2008, inflationary pressure considerably subsided, as indicated by a rapid fall in PPI, turning a year-on-year growth of 10.1% in August to a year-on-year decline of 1.1% in December.

At the end of 2008, the Chinese government announced a 4,000 billion yuan economic stimulus plan, hoping to temper the adverse economic impact of a slowdown in exports with domestic consumption. According to the plan, part of the funds will be allocated to local infrastructure projects and post-Sichuan earthquake restoration projects, which are expected to spur domestic investment growth, thereby increasing demand for construction machinery. According to the National Bureau of Statistics, 2008's fixed asset investment across the country totaled 17.2 trillion yuan, up 25.5% year-on-year.

Business Review

For the year ended 31st December, 2008, the Group recorded a profit attributable to shareholders of US$45.2 million (2007: US$2.5 million), with basic earnings per share of US1.566 cents (2007: US0.086 cent). During the year, turnover of the Group's continuing business fell slightly by 3.6% to US$64.5 million. The Group's continuing business posted a profit of US$3.0 million (2007: a loss of US$8.9 million), excluding an extraordinary gain of approximately US$13.4 million due to the disposal of its agricultural business. During the year, the Group underwent a business restructuring, selling off its stake in feed, breeding and rearing, as well as food integration operations in return for a consideration of US$102,800,000 (approximately HK$801,840,000).

Chlortetracycline Business

Revenue of the Group's chlortetracycline ("CTC") business in 2008 was slightly down by 3.7% to US$64.4 million. Sales of the feed-grade CTC ("FG CTC") dropped 6.1% to US$49.1 million, which accounted for 76.2% (2007: 78.1%) of the Group's CTC revenue. On the other hand, sales of Hydrochloride CTC ("HCL CTC") grew 5.9% to US$15.3 million.


CTC's Turnover Distribution
HCL CTC
23.8%
FG CTC
76.2%

About 40% of FG CTC sales volume comes from the domestic market. During the year under review, the Group's domestic sales volume of FG CTC recorded stable growth, slightly up 2.6%. This was the result of the Group's continuing effort in strengthening its sales in the domestic market: sourcing new customers, improving product quality, as well as expanding FG CTC's application use. On the export front, the Group's FG CTC sales volume fell 13.9% as compared with a year earlier as sales volume slumped in the Taiwan and South America markets. Nevertheless, the U.S. market, one of our important export markets, reported a 27.8% surge in sales volume which was driven in large part by a rise in animal sickness caused by fluctuating climate change in the U.S. in 2008, therefore driving up demand for FG CTC products.

Currently, the Group is the largest local HCL CTC producer, which sold over 720 tons of HCL CTC in 2008. All the environmental inspections of the Group's HCL CTC production lines in Putan have been successfully passed, allowing the Group future expansion in its CTC business.

In 2008, the Group's CTC business posted a gross profit of US$6.0 million, with gross profit margin declining to 9.3%. The reduction in gross profit margin was primarily the result of a rise in raw material and energy production costs, as well as ineffective fermentation during the production process which inadvertently increased raw material consumption and reduced production efficiency.

Looking ahead to 2009, the Group will continue to expand its customer base and improve its products. It will not only consolidate its existing overseas market in order to maintain its export sales, but also augment its domestic sales force to mitigate risks associated with changes in the international market and currency remittances. Since HCL CTC in China is not widely used, the Group has been actively promoting the product, targeting more direct end-users. In addition, the Group is striving to enhance its production management and improve its fermentation effectiveness in order to improve its overall production efficiency.

Industrial Business

Through the jointly-controlled entities, the Group's industrial business engages in the manufacturing and sales of motorcycles, serves as the dealership for Caterpillar machinery, and also produces and sells carburetors and automobile accessories. For the year ended 31st December, 2008, a total of US$6.6 million in the Group's profit was contributed by the industrial business, an increase of 12.6% as compared to the preceding year.

Motorcycle

Sales Quantity by Type


Standard
7.9%
Scooter
16.6%
Cub
75.5%

Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor"), a flagship company of the Group which manufactures motorcycles, produces and sells cubs, standard, scooters, as well as engines under the brand name of "Dayang". During the year under review, production and sales of motorcycles in China have showed a declining growth. According to the China Association of Automobile Manufacturers, the whole motorcycle industry in 2008 recorded a year-on-year increase of only 7.2% in unit sales, a 9.8% fall as compared from a year earlier. The drop was the result of the snow storm early in the year as well as the export slide caused by the financial tsunami in the second half of the year. In line with the industry trend, motorcycle sales of Northern Ek Chor increased 7.5% to 497,700 units during the year under review, in which cubs, its major product, sold 375,900 units, a 7.9% year-on-year increase, which accounted for 75.5% of the total units.

To stay competitive amid the slowing industry, Northern Ek Chor has been debuting new products and refining its product portfolio. During the year under review, Northern Ek Chor revamped several motorcycle models, namely, a 110cc standard model DY110-26, a 48cc scooter model DY48QT-3 and 3 cub models, DY110-A, DY110-15, and "Dayang BoBo"- DY110-18. Altogether they received highly positive feedback. The launch of DY110-26 even helped drove up sales of Northern Ek Chor's standard models, a sharp increase of over 40% from the preceding year was registered.


Sales Quantity of Motorcycles
'000 Units
500
400
300
200
100
0
380.1
82.7
410.2
87.5
FY 2007
FY 2008
Domestic
Overseas

The majority of our Northern Ek Chor's motorcycles are sold in the domestic market. During the year under review, domestic sales accounted for 82.4% of the total motorcycle sales, growing 7.9% to 410,200 units. In particular, Henan and Shandong provinces, which have recorded satisfactory sales performance, with year-on-year growth rate of 19.4% and 18.9% respectively, are still Northern Ek Chor's major sales provinces in China. Likewise, two emerging domestic markets – Heilongjiang and Shaanxi provinces – have also posted a surprisingly 30% increase in their unit sales, highlighting the potential growth of these emerging markets for motorcycles.

On the export side, amid declining growth of the industry in the fourth quarter of 2008, Northern Ek Chor's total export sales recorded a stable growth of 5.8% to 87,500 units due to strong export sales in our major overseas markets such as Indonesia, Bangladesh and Burma. In 2008, Northern Ek Chor's motorcycle inspection center was recognized by the Ministry of Transport of Vietnam, allowing exported "Dayang" motorcycles approved by the center to be ready for license plate registration. In view of this, Northern Ek Chor has surely made a significant advancement in the Vietnam export market.

Apart from motorcycle production, Northern Ek Chor also produces engines under the "Dayang" brand name. These engines are mainly used in the production of tricycles. As sales of tricycles in China soared in 2008, sales of "Dayang" engines also experienced rapid growth, with engine sales totaling 183,900 units, representing a year-on-year increase of 48.0% and approximately 10% of Northern Ek Chor's turnover.

In the beginning of 2009, the Chinese government has announced motorcycle products to be included in the list of qualifying products for the "Appliance Subsidy Scheme", which is intended to help spur motorcycle sales in the rural areas. Moving along with the scheme, Northern Ek Chor is planning further expansion into the rural market. On the export front, Northern Ek Chor is also expecting improvement in exports, taking into consideration the increase of the export tax rebate on motorcycles and engines to 14% by the government in order to aid the motorcycle industry since 2008. Moreover, a new die-casting plant is going to be completed in the first half of 2009, allowing Northern Ek Chor to be even more self-sufficient in its spare-part supplies, as well as be able to control its product quality and costs better.

Caterpillar Machinery Dealership

ECI Metro Investment Co., Ltd. ("ECI Metro") provides sales, leasing and repair services for Caterpillar in its construction and mining equipment in the western region of China. Fixed asset investment in the western region of China in 2008 increased 26.9% as compared to 2007, which was higher than the national's average figure, according to the National Bureau of Statistic of China. The ongoing reconstruction projects after the May 12th massive earthquake also spurred investment growth in the Sichuan area; fixed asset investment in Sichuan recorded a jump of 25.7% in 2008, compared with a year earlier.

In 2008, ECI Metro recorded prominent growth in the sales of construction machinery, selling over 1,300 units of construction machinery, which represents a year-on-year increase of 36.1%. Of the total construction machinery sales, excavator products, which are ECI Metro's major products, accounted for 73.3% of the total sales. During the year under review, sales of ECI Metro's excavators remained strong, growing 17.3% with sales near 1,000 units. On the other hand, promotion of wheel loaders manufactured by Shandong SEM Machinery (wholly-owned by Caterpillar effective February 2008) has also met with success; ECI Metro registered over 280 unit sales, representing a 2.9 times increase.

Sales Quantity of Machinery Equipment


Units
1000
800
600
400
200
0
843
73
75
989
285
75
FY 2007
FY 2008
Excavators
SEM Wheel Loaders
Other

Among the sales revenue distributed by local provinces, Yunnan and Sichuan are ECI Metro's major contributors, reporting an annual revenue growth of 30.7% and 41.7% respectively. The robust growth in Sichuan province was the result of post-earthquake restoration works in the area, driving up substantial demand for construction machinery. Benefiting from vigorous growth of fixed asset investments, agency sales in other provinces such as Gansu, Shaanxi and Ningxia also reported growth of 93.9%, 33.2% and 89.2% respectively.

In order to combat the financial tsunami impacting the China economy, the State Council announced a 4,000 billion yuan economic stimulus plan in November 2008, itemizing a list of measures to stimulate domestic spending and spur local investments, which include speeding up construction of major infrastructures such as railways, highways and airports, and hastening the post-disaster restoration works. Attractive business opportunities are seen being brought by these measures to ECI Metro, which has agency offices spread across eight provinces and one municipality in the western China, and favorable profits are expected to be realized this year and in years to come.

Automobile Accessories

Zhanjiang Deni Carburetor Co., Ltd. ("Zhanjiang Deni") mainly engages in the production and sales of motorcycle carburetors and automobile accessories. During the year under review, sales of Zhanjiang Deni's motorcycle carburetors remained flat from a year earlier, with sales totaling 6,630,000 units. However, profit margin rose to 13.5% benefiting from a fall in zinc price. Despite a slowdown in the automobile industry during the second half of 2008, Zhanjiang Deni still managed to record significant growth in its automobile accessories, with a 45.6% rise in sales to 2,200 tons. Meanwhile, Zhanjiang Deni also posted a high gross profit margin of 33.9%, reflecting strong demand for reliable and trusted quality products from its major customers, both domestic and overseas.

The motorcycle and automobile market clearly steer the performance direction of the motorcycle carburetor and automobile accessory industries. With the global financial turmoil still lurking in the background, motorcycle and automobile sales are expected to be under strain. In view of this, Zhanjiang Deni has been proactively reviewing its customers' needs, and cooperatively developing better products to meet various countries' environmental and safety standards. On top of that, Zhanjiang Deni is also exploring the growth potential for automobile accessories in the small car market, for example, mini-cars and electric cars, leveraging the recent government supportive measure to reduce purchase tax on small cars.

Prospect

The year 2009 is expected to be a challenging year. The Group will continue to invest resources in research and development to enhance its CTC and motorcycle products; to identify potential markets to be developed; and at the same time, to make a concerted effort to control costs and improve its production management so as to achieve higher production efficiency. To accommodate a series of policies for domestic expansion initiated by the Chinese government, such as the "Appliance Subsidy Scheme" and purchase tax reduction on small cars, the Group is strengthening its sales force to further augment its sales in the domestic market. Finally, with raw material prices and Renminbi exchange rate returning to stable levels, and ongoing national policies spurring the domestic and export businesses, the Group is keeping abreast with all the latest developments, staying vigilant and working flexibly with its business partners to deliver the very best products and services.

Liquidity and Financial Resources

As at 31st December, 2008, the Group had total assets of US$165.8 million, decreased by 84.4% as compared with US$1,061.6 million as at 31st December, 2007. Significant decrease in total assets was resulted from the disposal of Disposed Group (as defined in note 17 to the financial statements).

Total borrowings and borrowings to equity ratio (borrowings to equity ratio is calculated by dividing the total borrowings by total equity) were US$18.2 million and 15.6% respectively, as compared to US$557.7 million and 492.6% as at 31st December, 2007. Significant improvement in financial position was resulted from the disposal of the Disposed Group (as defined in note 17 to the financial statements) during the year.

Most of the borrowings by the Group are in U.S. dollars and RMB, and the interest rates ranged from 5.7% to 8.2% per annum.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

All sales in the PRC are transacted in RMB, and export sales are transacted in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs. The Board considers the appreciation of RMB during the year had no material impact on the Group's business.

Capital Structure

The Group finances its working capital requirements through a combination of funds generated from operations and short term bank loans. The Group had cash and cash equivalents of US$12.5 million as at 31st December, 2008 (31st December, 2007: US$82.9 million), a decrease of US$70.4 million in which approximately US$74.4 million represented the cash and cash equivalents of the Disposed Group (as defined in note 17 to the financial statements).

Charges on Group Assets

As at 31st December, 2008, all of the borrowings obtained by the Group were unsecured (31st December, 2007: US$188.3 million were secured and accounted for 33.8% of the total). As at 31st December, 2007, certain of the Group's property, plant and equipment and land lease prepayments located in Mainland China with net book values of US$209.9 million and US$30.9 million respectively, and pledged deposits of US$4.2 million had been pledged as security for various short and long term bank loans.

Contingent Liabilities

As at 31st December, 2008, the guarantee provided by the Group was US$30.6 million (31st December, 2007: US$27.8 million).

Material Acquisitions and Disposals of Subsidiaries and Associated Companies

Save for the disposal of Disposed Group completed during the year as disclosed in note 17 to the financial statements, the Group did not make any material acquisitions or disposals of subsidiaries or associated companies during the year ended 31st December, 2008.

Employee and Remuneration Policies

As at 31st December, 2008, the Group employed around 6,700 staff (including 5,900 staff from the jointly–controlled entities) in the PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programmes as well as share option scheme.

Corporate Governance Report

C.P. Pokphand Co. Ltd. (the "Company") is committed to maintaining high standards of corporate governance that properly protect and promote the interests of all the shareholders and to enhance corporate value, accountability and sustainability.

Corporate Governance Practices

In the opinion of the board of directors of the Company ("Board"), the Company has complied with all the code provisions prescribed in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") throughout the year ended 31st December, 2008, save for the following deviations from certain CG Code provisions:

CG Code provision A.4.2 stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 ("Private Act"). Pursuant to paragraph 3(e) of the Private Act, any executive chairman and any managing director shall not be subject to retirement by rotation at each annual general meeting. In order to achieve the intended effect of this code provision, Mr. Dhanin Chearavanont, the Executive Chairman, intends to voluntarily retire by rotation in such manner and at such frequency as provided for other directors under the Bye-laws of the Company.

CG Code provision E.1.2 stipulates that the chairman of the board should attend the annual general meeting.

Due to an unexpected business commitment, Mr. Sumet Jiaravanon, the Chairman of the Board, was unable to attend the annual general meeting of the Company held on 19th June, 2008. Mr. Robert Ping-Hsien Ho, an executive director, was elected in accordance with the Bye-laws of the Company to act as the chairman of this annual general meeting and, together with the chairman of the Audit Committee of the Company, answer questions at this annual general meeting.

This report describes our corporate governance practices and explains the applications of the principles of the CG Code.

A. Board of Directors

Board

The Board is accountable to the shareholders for leadership and control of the Company and is collectively responsible for promoting the success of the Company and its businesses by directing and supervising the Company's affairs. It focuses on overall corporate strategies and policies with attention particularly paid to the growth and financial performance of the Group.

The Board has determined that certain matters such as strategic planning, significant transactions and financial budget should be retained for the Board's approval. It has formalised the functions reserved to the Board to achieve a clear division of the responsibilities of the Board and the management. The Board delegated its responsibilities to the senior management to deal with day-to-day operations and review those arrangements on a periodic basis. Management has reported to the Board and obtain prior approval before making decisions for key matters or entering into any commitments on behalf of the Company.

To maximise the effectiveness of the Board and to encourage active participation and contribution from Board members, the Board has established executive board committee, audit committee and remuneration committee with specific written terms of reference to assist in the execution of their duties. The terms of reference of each of the committees are reviewed and amended (if necessary) from time to time, as are the committees' structure, duties and memberships.

The Board meets regularly and at least 4 board meetings are scheduled annually at approximately quarterly intervals. Ad-hoc meetings are convened when it considers necessary. Notices of regular Board/committee meetings are given at least 14 days before the date of meeting. For all other Board/committee meetings, reasonable notices are given.

All directors are given the opportunities to include matters to be discussed in the agenda of the Board/committee meetings. The Company Secretary is delegated with the responsibility to prepare the agenda and, where appropriate, take into account any matters proposed by each director/committee member for inclusion in the agenda.

Other than exceptional circumstances, an agenda accompanied by any related materials are circulated to all directors in a timely manner and at least 3 days before the date of scheduled meeting. Where queries are raised by directors, responses are given as promptly and fully as possible within a reasonable time.

A. Board of Directors (continued)

Board (continued)

The Company Secretary and the Qualified Accountant attend all regular Board meetings and when necessary, other meetings of the Board/committees to advise on corporate governance, statutory compliance, accounting and financial matters. Every director is entitled to have access to the Company Secretary who is responsible for the Group's compliance with the continuing obligations of the Listing Rules and other applicable laws, rules and regulations etc.

Minutes of the Board/committee meetings are recorded in details for the matters considered by the participants of such meetings and decisions reached, including concerns raised by directors or dissenting views expressed. Draft and final versions of minutes are circulated to relevant directors or committee members within a reasonable time after the meetings are held and taken as the true records of the proceedings of such meetings. They are kept by the Company Secretary or secretary of the committees and are open for inspection at any reasonable time on reasonable notice by any director. All directors are entitled to have access to board papers and related materials unless there are legal or regulatory restrictions on disclosure due to regulatory requirements.

Directors are provided with complete, adequate explanation and information to enable them to make an informed decision or assessment of the Group's performance, position and prospects and to discharge their duties and responsibilities on timely basis. The directors, to properly discharge their duties, are given access to independent professional advisers, when necessary, at the expense of the Company.

If a substantial shareholder or a director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter will be dealt with by way of a Board/committee meeting and the interested shareholder or director shall not vote nor shall he/she be counted in the quorum present at the relevant meeting. Independent non-executive director who, and whose associates, have no material interest in the transaction, should be presented at such board meeting.

A. Board of Directors (continued)

Board Composition

The Board currently comprises 15 members, consisting of 12 executive directors and 3 independent non-executive directors:

Executive Directors:
Mr. Sumet Jiaravanon *(Chairman)*
Mr. Dhanin Chearavanont *(Executive Chairman)*
Mr. Thanakorn Seriburi *(Executive Vice Chairman and Chief Executive Officer)*
Mr. Meth Jiaravanont *(Executive Vice Chairman)*
Mr. Robert Ping-Hsien Ho
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Chatchaval Jiaravanon
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Suphachai Chearavanont
Mr. Pang Siu Chik *(Chief Financial Officer)*

Independent Non-executive Directors:
Mr. Ma Chiu Cheung, Andrew
Mr. Sombat Deo-isres
Mr. Sakda Thanitcul

The details biographies of the directors are set out in "Biographical Details of Directors" section of this annaul report.

The attributes, skills and expertise among the existing directors have a balance and mix of core competencies in areas such as accounting and finance, legal, business and management and marketing strategies.

Messrs. Sumet Jiaravanon and Dhanin Chearavanont are brothers. Mr. Sumet Jiaravanon is the father of Messrs. Chatchaval Jiaravanon and Benjamin Jiaravanon and an uncle of Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont, Narong Chearavanont and Suphachai Chearavanont. Mr. Dhanin Chearavanont is the father of Messrs. Soopakij Chearavanont, Narong Chearavanont and Suphachai Chearavanont and an uncle of Messrs. Meth Jiaravanont, Nopadol Chiaravanont, Chatchaval Jiaravanon and Benjamin Jiaravanon. Messrs. Soopakij Chearavanont, Narong Chearavanont and Suphachai Chearavanont are brothers and they are cousins of Messrs. Meth Jiaravanont, Nopadol Chiaravanont, Chatchaval Jiaravanon and Benjamin Jiaravanon. Messrs. Chatchaval Jiaravanon and Benjamin Jiaravanon are brothers and they are also cousins of Messrs. Meth Jiaravanont and Nopadol Chiaravanont. Messrs. Meth Jiaravanont and Nopadol Chiaravanont are cousins. Save as disclosed above, there are no family or material relationships among members of the Board.

A. Board of Directors (continued)

Board Composition (continued)

Rule 3.10(1) of the Listing Rules stipulates that every board of directors of a listed issuer must include at least three independent non-executive directors. Rule 3.21 of the Listing Rules stipulates that the audit committee must comprise a minimum of three members. Following the resignation of Mr. Kowit Wattana as independent non-executive director and ceased to be member of the Audit Committee of the Company on 29th July, 2008, the Company had only two independent non-executive directors and the Audit Committee consisted of two members only, which did not meet the minimum number as required under Rules 3.10(1) and 3.21 of the Listing Rules. Subsequently, the Board appointed Mr. Sakda Thanitcul as an independent non-executive director and member of the Audit Committee of the Company on 8th September, 2008 to ensure full compliance with Rules 3.10(1) and 3.21 of the Listing Rules.

The independent non-executive directors of the Company ("INEDs") meet the requirements of independence under the Listing Rules so that there is sufficient element of independence in the Board to exercise independent judgements. The Company has received from each INED a confirmation of his independence, and the Board considers the three INEDs fulfill the independence guidelines set out in Rule 3.13 of the Listing Rules.

The INEDs have the same duties of care and skill and fiduciary duties as the executive directors. They are expressly identified as such in all corporate communications that disclose the names of directors of the Company. The functions of INEDs include, but not limited to:

- participating in Board meetings to bring an independent judgement to bear on issues of corporate strategy, corporate performance, accountability, resources, key appointments and standard of conducts;

- taking the lead where potential conflicts of interests arise;

- serving and actively participating on committees, if invited;

- attending general meetings of the Company and developing a balanced understanding of the views of shareholders; and

- scrutinising the Group's performance in achieving agreed corporate goals and objectives and monitoring the reporting of performance.

A. Board of Directors (continued)

Chairman and Chief Executive Officer

The Chairman of the Company is Mr. Sumet Jiaravanon, Executive Chairman of the Company is Mr. Dhanin Chearavanont and the Cheif Executive Officer ("CEO") is Mr. Thanakorn Seriburi. The positions of Chairman and CEO are held by separate individuals with a view to maintain an effective segregation of duties between management of the Board and the day-to-day management of the Group's business. There is no financial, business, family or other material/relevant relationship between the Chairman and the CEO.

Mr. Sumet Jiaravanon as Chairman and Mr. Dhanin Chearavanont as Executive Chairman, who are brothers, are responsible for providing leadership to the Board so that the Board works effectively and discharges its responsibilities and that all key and appropriate issues are discussed by the Board in a timely manner.

Mr. Thanakorn Seriburi as CEO has executive responsibilities over the business directions and operational decisions of the management and performance of the Group.

The Chairman also seeks to ensure that all directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information in a timely manner.

Appointment and Re-election of Directors

The executive directors are not appointed for a specific term. Each of the INEDs is appointed for a successive term of one year and is subject to retirement by rotation and re-election by shareholders at general meeting, in accordance with the Company's Bye-laws.

Appointment of new directors is a matter for consideration by the Board. It reviews the profiles of the candidates and makes recommendations on the appointment, re-election and retirement of directors. The procedures and process of appointment, re-election and removal of directors are laid down in the Company's Bye-laws.

Newly appointed director(s) of the Company will receive induction and reference materials to enable him/them to familiarise with the Group's history, mission, business operations and the Company's policies. Every new director receive a "Memorandum on the Duties and Responsibilities of Directors of a Company Listed on the Main Board of The Stock Exchange of Hong Kong Limited" prepared by the Group's external lawyers which set out guidelines on statutory and regulatory requirements on the first occasion of his appointment. Each director is briefed and updated to ensure that he has a proper understanding of the operations and business of the Group and that he is fully aware of his responsibilities of the latest changes under statute and common law, the Listing Rules, applicable legal and other regulatory requirements and the governance policies of the Company.

Directors' and Officers' Insurance

During the year ended 31st December, 2008, the Company has arranged appropriate insurance cover in respect of legal action against its directors and officers.

A. *Board of Directors (continued)*

Board Committees

The Board has established Audit Committee, Executive Board Committee and Remuneration Committee with written terms of reference to enable such committees to discharge their functions properly.

Executive Board Committee

The Executive Board Committee ("EBC") was established on 13th September, 2005. It comprises 5 members, namely Messrs. Dhanin Chearavanont (chairman), Thanakorn Seriburi, Meth Jiaravanont, Robert Ping-Hsien Ho and Soopakij Chearavanont.

The EBC meets as and when required to oversee the day-to-day management of the Group.

All resolutions or recommendations approved by the EBC will be reported to the Board, unless there are legal or regulatory restrictions.

Remuneration Committee

The Remuneration Committee ("RC") was established on 13th September, 2005. It comprises 5 members, namely Messrs. Thanakorn Seriburi (chairman), Meth Jiaravanont, Ma Chiu Cheung, Andrew (INED), Sombat Deo-isres (INED) and Sakda Thanitcul (INED). A majority of the members of the RC are INEDs.

The terms of reference of the RC is available from the Company Secretary on request and is posted on the Company's website. The principal functions of the RC include:

- recommending the Board on the Company's policies and structure for the remuneration of the directors and senior management of the Group;
- determining the remuneration packages of all executive directors and senior management;
- the reviewing and approving the performance-based remuneration;
- reviewing and approving compensation to directors and senior management in connection with any loss or termination of their office or appointment; and
- ensuring no director or any of his associates is involved in deciding his own remuneration.

A. Board of Directors (continued)

Board Committees (continued)

Remuneration Committee (continued)

The RC has held a meeting during the year to discuss and review the remuneration policy and package for directors, the attendance of which was set out on page 25 of this annual report. The emoluments of directors are determined by reference to the experiences, responsibilities, employment conditions and time-commitment in the Group's affairs and performance of each director as well as salaries paid by comparable companies and the prevailing market conditions. The Company has adopted a share option scheme as early as 10th April, 1992, which serves as an incentive to attract, retain and motivate talented eligible staff, including the directors. Members of the RC, however, do not participate in the determination of their own remuneration. Details of the directors' emoluments is set out in note 12 to the financial statements.

The RC consults the Chairman and CEO about its proposals relating to the remuneration of other executive directors and has access to professional advice if it considers necessary. The Company provides sufficient resources to RC to discharge its duties.

Audit Committee

The Audit Committee ("AC") was established on 28th January, 1999. It currently comprises three INEDs, namely Messrs. Ma Chiu Cheung, Andrew (chairman), Sombat Deo-isres and Sakda Thanitcul, who together have sufficient accounting and financial management expertise, legal professional knowledge and business experience to discharge their duties. The terms of reference of the AC were revised on 30th March, 2005 in terms substantially the same as the provisions set out in the CG Code.

A. Board of Directors (continued)

Board Committees (continued)

Audit Committee (continued)

The Company provides sufficient resources to the AC for discharging the duties. The duties and responsibilities are set out clearly in its terms of reference which includes:

- considering and recommending the appointment, re-appointment and removal of external auditors;
- approving the remuneration and terms of engagement of external auditors, any questions of resignation or dismissal of the external auditors;
- reviewing and monitoring the external auditors' independence, discussing the nature and scope of the audit and reporting obligations before the audit commences;
- monitoring integrity of financial statements and reviewing the interim and annual financial statements and reports before submission to the Board;
- reviewing the Group's financial controls, internal control and risk management systems;
- considering any findings of major investigations of internal control matters as delegated by the Board or on its own initiative and management's response; and
- reviewing the external auditors' audit findings and communications report, any material queries raised by the Qualified Accountant, who is responsible for the Company's accounting and financial reporting function, and the external auditors to management in respect of the accounting records, financial reporting procedures or systems of control and management's response and ensuring that the Board will provide a timely response to the issues raised.

The terms of reference of the AC is available from the Company Secretary on request and is posted on the Company's website.

A. Board of Directors (continued)

Board Committees (continued)

Audit Committee (continued)

The AC has held two meetings during the year, the attendance of which was set out on page 25 of this annual report and performed the following work:

- Reviewed and discussed with management and the external auditors regarding the financial statements for the year ended 31st December, 2007 and audits findings and communications report;
- Reviewed with management the unaudited interim financial statements for the six months ended 30th June, 2008;
- Reviewed the findings and recommendations of the internal audit department on the operations and performance of the Group;
- Reviewed the effectiveness of internal control system; and
- Recommended to the Board, for the approval by shareholders, of the re-appointment of the external auditors.

Minutes of AC are kept by the Company Secretary. Draft and final versions of minutes have been sent to all members of the AC within a reasonable time after the meeting for their comments and records respectively.

A. Board of Directors (continued)

Board and Committee Meetings

During the year ended 31st December, 2008, 4 regular Board meetings, 2 AC meetings and 1 RC meeting have been held. Details of the attendance of the directors are as follows:

	No. of meetings attended/held		
Directors	Board	Remuneration Committee	Audit Committee
Executive Directors			
Mr. Sumet Jiaravanon	2/4	–	–
Mr. Dhanin Chearavanont	3/4	–	–
Mr. Thanakorn Seriburi (appointed as chairman of Remuneration Committee on 8th September, 2008)	3/4	1/1	–
Mr. Meth Jiaravanont	2/4	1/1	–
Mr. Robert Ping-Hsien Ho	4/4	–	–
Mr. Soopakij Chearavanont	2/4	–	–
Mr. Nopadol Chiaravanont	3/4	–	–
Mr. Chatchaval Jiaravanon (appointed on 8th September, 2008)	1/2	–	–
Mr. Benjamin Jiaravanon	0/4	–	–
Mr. Narong Chearavanont	3/4	–	–
Mr. Suphachai Chearavanont (appointed on 20th October, 2008)	0/1	–	–
Mr. Pang Siu Chik (appointed on 8th September, 2008)	2/2	–	–
Mr. Anan Athigapanich (resigned on 8th September, 2008)	1/3	–	–
Mr. Damrongdej Chalongphuntarat (resigned on 8th September, 2008)	2/3	–	–
Mr. Bai Shanlin (resigned on 8th September, 2008)	1/3	–	–
Mr. Thirayut Phitya-Isarakul (appointed on 8th September, 2008 & resigned on 20th October, 2008)	1/1	–	–
Independent Non-Executive Directors			
Mr. Ma Chiu Cheung, Andrew	4/4	1/1	2/2
Mr. Sombat Deo-isres	3/4	1/1	2/2
Mr. Sakda Thanitcul (appointed on 8th September, 2008)	0/2	0/1	–
Mr. Kowit Wattana (resigned on 29th July, 2008)	1/2	–	1/1

A. Board of Directors (continued)

Securities Transactions by Directors and Officers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules as its own code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, they have confirmed that they have fully complied with the required standards set out in the Model Code throughout the year ended 31st December, 2008.

The Company has also adopted a code of securities dealing for all senior management / employees (the "Code") on terms no less exacting than the Model Code. Officers/employees as defined in the Code deemed to be in possession of unpublished price-sensitive or confidential information in relation to the Company or its shares are required to prohibit from dealing in securities of the Company during the black-out period for compliance with the Code.

B. Accountability and Audit

Financial Reporting

The Board acknowledges its responsibility for preparing the financial statements which give a true and fair view of the state of affairs of the Company and of the Group on a going concern basis, with supporting assumptions or qualifications as necessary. The directors have also ensured the timely publication of the financial statements of the Group.

The statement of the auditors of the Company about their reporting responsibilities on the financial statements of the Group is set out in the Independent Auditors' Report on pages 47 to 48 of this annual report.

The management provides explanation and information to the Board to enable it to make an informed assessment of the financial and other information to be approved.

The Board endeavours to ensure a balanced, clear and understandable assessment of the Group's position and prospects to extend the Group's financial reporting including annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements and applicable accounting standards.

B. Accountability and Audit (continued)

Internal Controls

The Board is responsible for managing business and operational risks and maintaining a proper and effective system of internal control and reviewing the effectiveness of the internal control system through the Audit Committee to safeguard the shareholders' investment and the Group's assets.

The Board, through the Audit Committee, conducted annual review of the effectiveness of the Group's system of internal control covering all material controls, including financial, operational and compliance controls, risk management functions. The Company has appointed a Chief Financial Officer and a Qualified Accountant, both of them have the professional accounting qualifications, to oversee the financial management function of the Group. The Board ensures that the Company has sufficient resources and professional staff for the accounting and financial reporting function.

The Group maintains a centralised cash management system for the Group's treasury function to oversee the Group's investment, lending and borrowing activities.

The Group has established guidelines and procedures for the approval and control of expenditure. Operating expenditures are subject to the overall budget control and are controlled by each business with approval levels for such expenditures being set by reference to each executive's and officer's level of responsibility. Capital expenditures are subject to overall control within the annual budget review and approval process, and more specific control and approval prior to commitment.

Auditors' Remuneration

During the year under review, the remuneration paid to the Group's external auditors, Messrs. Ernst & Young is set out as follows:

Category of services	**2008 Fee Paid/Payable** *(US$'000)*
Audit services	526
Non-audit services	
– acting as reporting accountants for the issue of circular of the Company for the disposal of the Disposed Group (as defined in note 17 to the financial statements)	346
– taxation advisory services	4
– other advisory services	81
Total	957

C. Communication with Shareholders and Investors

The Company aims to provide its shareholders with high standards of disclosure and financial transparency through the publication of annual and interim reports, published announcements and circulars made through the Company's and Stock Exchange's websites.

The general meetings provide a forum for the Board to communicate with the shareholders of the Company. To facilitate enforcement of shareholders' rights, significant issues are dealt with under separate resolutions at general meetings. The Board is available to annual general meetings to answer questions raised by shareholders. The chairman of the Company's independent board committee (if any) is also present to answer questions at any general meeting which is convened to approve a connected transaction, or any other transaction that is subject to independent shareholders' approval.

The 2008 annual general meeting of the Company was held on 19th June, 2008. Mr. Robert Ping-Hsien Ho, an executive director, was elected as the chairman of the 2008 annual general meeting and, together with the chairman of the Audit Committee, to answer question at the said meeting.

Separate resolutions were proposed at the annual general meeting in 2008 on each substantial issue, including the re-election of individual directors.

Pursuant to the revised Listing Rules effective from 1st January, 2009, the votes for the resolutions at all shareholders' meetings of the Company shall be taken by poll. The poll results will be posted on the websites of the Company and of the Stock Exchange after the shareholders' meetings.

The Company regularly releases latest corporate news of the Group's developments on its website at http://www.cpp.hk. The public are welcome to give comments and make enquiries through the Company's website.

Biographical Details of Directors

Mr. Sumet Jiaravanon, aged 74, has been an Executive Director of the Company since 1988 and was appointed as the Chairman of the Company in 2005. He is also the Executive Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Dhanin Chearavanont (the Executive Chairman of the Company) for the planning and management of the Group. Mr. Jiaravanon has extensive experience in establishing and operating businesses in Asia, Europe and USA. He holds directorships in several subsidiaries of the Group. Mr. Jiaravanon is also a Vice Chairman of True Corporation Public Company Limited, a company listed on the Stock Exchange of Thailand ("SET").

Mr. Dhanin Chearavanont, aged 69, has been an Executive Director of the Company since 1988 and was appointed as the Executive Chairman of the Company in 2005. He is also the Chairman and Chief Executive Officer of the Charoen Pokphand Group and is jointly responsible with Mr. Sumet Jiaravanon (the Chairman of the Company) for the planning and management of the Group. Mr. Chearavanont has extensive experience in establishing and operating businesses in Asia, Europe and USA. He is also the Chairman of Charoen Pokphand Foods Public Company Limited, True Corporation Public Company Limited and CP ALL Public Company Limited and an Independent Director of Siam Makro Public Company Limited, which are companies listed on the SET.

Mr. Thanakorn Seriburi, aged 63, has been an Executive Director of the Company since 1988 and has re-designated as Executive Vice Chairman of the Company since 2005. Mr. Seriburi has been appointed as the Chief Executive Officer and the Chairman of the Remuneration Committee of the Company with effect from 8th September, 2008. He is also the Chairman and CEO of the automotive and other industrial division of the Charoen Pokphand Group. Mr. Seriburi holds directorship in several subsidiaries and jointly-controlled entities of the Group. He has been working on investment projects for the Charoen Pokphand Group in the PRC since 1979 and has extensive experience in industrial operations in Asia and elsewhere.

Mr. Meth Jiaravanont, aged 50, has been the Executive Vice Chairman and an Executive Director of the Company since 2005. He is also a member of the Remuneration Committee of the Company. Mr. Jiaravanont obtained a Bachelor of Arts degree in Economics from Occidental College, California, USA and a Master degree in Business Administration from New York University, USA. He has extensive experience in investment, finance, banking and strategic business in Asia and USA. Mr. Jiaravanont is also an Executive Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange of Hong Kong Limited ("SEHK").

Mr. Robert Ping-Hsien Ho, aged 60, has been an Executive Director and Chief Financial Officer of the Company since 2005. He has resigned as Chief Financial Officer but continued to act as Executive Director of the Company with effect from 8th September, 2008. Mr. Ho also holds directorships in several subsidiaries of the Group. He obtained a Bachelor of Business Administration degree from College of Law, National Taiwan University and has more than 30 years' of experience in management and finance. Mr. Ho is currently an Executive Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the SEHK, and the Chief Financial Officer, International of the Charoen Pokphand Group.

Mr. Soopakij Chearavanont, aged 45, has been an Executive Director of the Company since 2005. He obtained a Bachelor of Science degree in the College of Business and Public Administration of New York University, USA and has extensive multinational investment and management experience in various industries. Mr. Chearavanont is also a Chief Executive Officer and Executive Vice Chairman of Chia Tai Enterprises International Limited, a company listed on the Main Board of the SEHK and a director of True Corporation Public Company Limited and CP ALL Public Company Limited, which are companies listed on the SET. He is also the Chairman of True Visions Public Company Limited.

Mr. Nopadol Chiaravanont, aged 48, has been an Executive Director of the Company since 2005. He obtained a Bachelor's degree from The Virginia Intermont College in USA and has extensive experience in business management. Mr. Chiaravanont is also an Executive Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the SEHK.

Mr. Chatchaval Jiaravanon, aged 46, was appointed as Executive Director of the Company on 8th September, 2008. Mr. Jiaravanon obtained a Bachelor of Science degree in Business Administration from University of Southern California in USA. He has extensive experience in telecommunication industry. Mr. Jiaravanon is currently an executive director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the SEHK. He is also currently the chairman of Metrostar Property Public Company Limited, Nava Leasing Public Company Limited and Syrus Securities Public Company Limited, a director and audit committee member of Ticon Industrial Connection Public Company Limited, and a director of Aeon Thana Sinsap (Thailand) Public Company Limited and True Corporation Public Company Limited, which are companies listed on the SET. Mr. Jiaravanon is also a director and executive committee member of True Visions Public Company Limited. He is the chairman of Thai Kodama Company Limited, the President and chief executive officer of Telecom Holding Company Limited, chief executive officer of True Multimedia Company Limited, True Internet Company Limited and Asia Infonet Company Limited and a director of Metro Machinery Company Limited and Aeon Thailand Foundation.

Mr. Benjamin Jiaravanon, aged 38, has been an Executive Director of the Company since 2005. He obtained a Bachelor's degree of Science in Industrial Management from Carnegie Mellon University in USA and has extensive experience in business management.

Mr. Narong Chearavanont, aged 43, has been an Executive Director of the Company since 2005. He obtained a Bachelor of Science degree in Business Administration from New York University, U.S.A. and Certificate of Advance Management Program in Transforming Proven Leaders into Global Executives from Harvard Business School, Harvard University, U.S.A. Mr. Chearavanont has extensive experience in the retail and trading industries. He is also a Vice Chairman of Chia Tai Enterprises International Limited, a company listed on the Main Board of the SEHK and a director of True Corporation Public Company Limited and CP ALL Public Company Limited, which are companies listed on the SET.

Mr. Suphachai Chearavanont, aged 42, was appointed as Executive Director of the Company on 20th October, 2008. Mr. Chearavanont obtained a Bachelor of Science degree in Business Administration from Boston University in USA, majoring in Financial Management. He has extensive experience in the telecommunication and broadcasting industries. Mr. Chearavanont is also an Executive Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the SEHK and the President and Chief Executive Officer of True Corporation Public Company Limited, a company listed on the SET. He is also the Chief Executive Officer of True Visions Public Company Limited and True Move Company Limited.

Mr. Pang Siu Chik, aged 58, was appointed as Chief Financial Officer and Executive Director of the Company on 8th September, 2008. Mr. Pang joined the Group in 1987 and currently, he is also the executive vice president of finance division of the Company and holds directorships in several subsidiaries and jointly-controlled entities of the Group. Mr. Pang received his bachelor's degree in business administration from The Chinese University of Hong Kong and obtained a Graduate Diploma in Business Computing from Nepean College, University of Western Sydney, New South Wales in Australia. He is a fellow member of both the Association of Chartered Certified Accountants and CPA Australia and an associate member of the Hong Kong Institute of Certified Public Accountants.

Mr. Ma Chiu Cheung, Andrew, aged 67, has been an Independent Non-Executive Director of the Company since 2005. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. Mr. Ma is a founder and former director of Andrew Ma DFK (CPA) Limited and is presently a director of Mayee Management Limited. He has more than 30 years' experience in the field of accounting, auditing and finance. Mr. Ma received his bachelor's degree in economics from the London School of Economics and Political Science (University of London) in the United Kingdom. He is a fellow member of the Institute of Chartered Accountants in England & Wales, the Hong Kong Institute of Certified Public Accountants, The Hong Kong Institute of Directors and The Taxation Institute of Hong Kong. In addition to his directorship in the Company, Mr. Ma is also an independent non-executive director of Asia Financial Holdings Limited, Peaktop International Holdings Limited, Tanrich Financial Holdings Limited, China Resources Power Holdings Company Limited and Chong Hing Bank Limited, all of which are companies listed on the Main Board of the SEHK and a non-executive director of Asian Citrus Holdings Limited, a company listed on the AIM Board of The London Stock Exchange.

Mr. Sombat Deo-isres, aged 67, has been an Independent Non-Executive Director of the Company since 2005. He is also a member of the Audit Committee and Remuneration Committee of the Company. Mr. Deo-isres obtained a Bachelor's degree in Laws from Thammasat University and a Master's degree in Laws from Chulalongkorn University, Thailand. He has held various senior positions with the Thai judiciary and is currently a Senior Judge of the Supreme Court of Thailand.

Mr. Sakda Thanitcul, aged 50, was appointed as Independent Non-executive Director and member of the audit committee and remuneration committee of the Company on 8th September, 2008. Mr. Thanitcul holds a Bachelor of Law from Chulalongkorn University, Thailand, Master of Law from Kyoto University, Japan and University of Washington, the United States and Doctor of Law from Kyoto University, Japan and University of Washington, the United States. He has extensive experience in the legal field and is specialized in competition law and the World Trade Organization Agreements. Mr. Thanitcul is presently an Associate Professor of Law and holding a position of Vice-Dean at the Faculty of Law, Chulalongkorn University, Bangkok, Thailand.

Messrs. Sumet Jiaravanon and Dhanin Chearavanont are brothers. Mr. Sumet Jiaravanon is the father of Messrs. Chatchaval Jiaravanon and Benjamin Jiaravanon and an uncle of Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont, Narong Chearavanont and Suphachai Chearavanont. Mr. Dhanin Chearavanont is the father of Messrs. Soopakij Chearavanont, Narong Chearavanont and Suphachai Chearavanont and an uncle of Messrs. Meth Jiaravanont, Nopadol Chiaravanont, Chatchaval Jiaravanon and Benjamin Jiaravanon. Messrs. Soopakij Chearavanont, Narong Chearavanont and Suphachai Chearavanont are brothers and they are cousins of Messrs. Meth Jiaravanont, Nopadol Chiaravanont, Chatchaval Jiaravanon and Benjamin Jiaravanon. Messrs. Chatchaval Jiaravanon and Benjamin Jiaravanon are brothers and they are cousins of Messrs. Meth Jiaravanont and Nopadol Chiaravanont. Messrs. Meth Jiaravanont and Nopadol Chiaravanont are cousins. Save as disclosed above, there are no family relationships between any director of the Company.

Report of the Directors

The directors present their report together with the audited financial statements of the Company and the Group for the year ended 31st December, 2008.

Principal Activities

The principal activity of the Company is investment holding and the Group is principally engaged in the production and sale of chlortetracycline products, the manufacturing and sale of motorcycles, the sale of Caterpillar machinery, and manufacturing and sale of carburetors and automobile accessories through its jointly-controlled entities and property and investment holding.

Results and Dividends

The Group's profit for the year ended 31st December, 2008 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 49 to 163.

The directors do not recommend the payment of any dividend in respect of the year (2007: Nil).

Summary Financial Information

The consolidated assets, liabilities and minority interests, and results of the Group for the five years ended 31st December, 2008, as extracted from the published audited financial statements, are as follows:

	2008	2007	2006	2005	2004
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Total assets	**165,764**	1,061,558	971,781	925,370	897,058
Total liabilities	**48,948**	948,356	870,271	774,141	794,238
Minority interests	**9,343**	48,074	47,558	55,106	51,672
Shareholders' equity	**107,473**	65,128	53,952	96,123	51,148
	165,764	1,061,558	971,781	925,370	897,058
Profit/(loss) for the year attributable to equity holders of the Company	**45,241**	2,487	(49,728)	4,825	(62,386)

The above summary does not form part of the audited financial statements.

Property, Plant and Equipment

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 19 to the financial statements.

Investment Properties

Details of movements in the Group's investment properties are set out in note 20 to the financial statements.

Share Capital

Details of the share capital of the Company are set out in note 36 to the financial statements.

Pre-Emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Purchase, Redemption or Sale of Listed Securities of the Company

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 37 to the financial statements and in the consolidated statement of changes in equity, respectively.

Distributable Reserves

At 31st December, 2008, the Company had a share premium in the amount of approximately US$73,897,000 (2007: US$73,897,000), may be distributed in the form of fully paid bonus shares.

Donations

During the year, the Group made contributions for charitable and other purposes totalling US$871,000 (2007: US$387,000).

Major Customers and Suppliers

During the year, for continuing operations, the aggregate sales attributable to the five largest customers accounted for 44% of the Group's sales for the year. The aggregate sales attributable to the largest customer accounted for 24% of the Group's sales for the year. The percentage of purchases attributable to the five largest supplier is less than 30% of the Group's purchases for the year.

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and suppliers.

Directors

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Mr. Sumet Jiaravanon	
Mr. Dhanin Chearavanont	
Mr. Thanakorn Seriburi	
Mr. Meth Jiaravanont	
Mr. Robert Ping-Hsien Ho	
Mr. Soopakij Chearavanont	
Mr. Nopadol Chiaravanont	
Mr. Benjamin Jiaravanon	
Mr. Narong Chearavanont	
Mr. Chatchaval Jiaravanon	(appointed on 8th September, 2008)
Mr. Pang Siu Chik	(appointed on 8th September, 2008)
Mr. Suphachai Chearavanont	(appointed on 20th October, 2008)
Mr. Thirayut Phitya-Isarakul	(appointed on 8th September, 2008 and resigned on 20th October, 2008)
Mr. Anan Athigapanich	(resigned on 8th September, 2008)
Mr. Damrongdej Chalongphuntarat	(resigned on 8th September, 2008)
Mr. Bai Shanlin	(resigned on 8th September, 2008)

Independent non-executive directors:

Mr. Ma Chiu Cheung, Andrew	
Mr. Sombat Deo-isres	
Mr. Sakda Thanitcul	(appointed on 8th September, 2008)
Mr. Kowit Wattana	(resigned on 29th July, 2008)

In accordance with the Company's Bye-law 82, Messrs. Sumet Jiaravanon, Robert Ping-Hsien Ho, Soopakij Chearavanot, Narong Chearavanont and Sombat Deo-isres will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting of the Company.

In order to comply with the code provision A.4.2 of the CG Code as set out in Appendix 14 of the Listing Rules, Mr. Dhanin Chearavanont, the Executive Chairman, will retire voluntarily and, being eligible, offer himself for re-election at the forthcoming annual general meeting of the Company.

The independent non-executive directors of the Company are appointed for successive term of one year each and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and that the Company considers such directors to have remained independent.

Directors' Service Contracts

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

Directors' Remuneration

Details of the directors' remuneration are set out in note 12 to the financial statements.

Directors' Interests in Contracts of Signifinance

Details of the directors' interests in contracts are set out in note 44 to the financial statements.

Except as disclosed in note 44, no director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company and its Associated Corporations

At 31st December, 2008, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Director or chief executive was taken or deemed to have under such provisions of the SFO) and were recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

Directors' and Chief Executives' Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company and its Associated Corporations (continued)

Directors' interests in share options granted by the Company

As at 31st December, 2008, the interests of the directors in share options to subscribe for shares in the capital of the Company under the share option scheme adopted by the Company on 26th November, 2002 were as follows:

Name of director	Capacity	Number of shares issuable upon exercise of share options held	Approximate percentage of the Company's issued share capital
Mr. Sumet Jiaravanon	Beneficial owner	37,600,000	1.30%
Mr. Dhanin Chearavanont	Beneficial owner	37,600,000	1.30%
Mr. Thanakorn Seriburi	Beneficial owner	62,584,807	2.17%
Mr. Meth Jiaravanont	Beneficial owner	21,000,000	0.73%
Mr. Robert Ping-Hsien Ho	Beneficial owner	62,584,807	2.17%

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Save as disclosed above, as at 31st December, 2008, none of the directors and chief executives of the Company had any interest or short position in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Persons Who have an Interest or Short Position which is Discloseable under the Securities and Futures Ordinance and Substantial Shareholders

At 31st December, 2008, the following persons (not being a director or chief executive of the Company) had the following interests and/or short positions in the shares and/or underlying shares of the Company as recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholder	Notes	Capacity Nature of interest	Number of shares held *(Note 1)*	Approximate percentage of the Company's issued share capital
CPI Holding Co., Ltd.	(2)	Beneficial owner	1,004,014,695 (L)	34.74%
C.P. Intertrade Co., Ltd.	(2)	Interest of controlled corporation	1,004,014,695 (L)	34.74%
Worth Access Trading Limited	(3)	Beneficial owner	481,250,000 (L)	16.65%
Charoen Pokphand Holding Company Limited	(3)	Interest of controlled corporation	481,250,000 (L)	16.65%
Charoen Pokphand Group Company Limited	(3)	Interest of controlled corporation	481,250,000 (L)	16.65%

Notes:

(1) The letter "L" denotes a long position.

(2) CPI Holding Co., Ltd. beneficially owned 1,004,014,695 shares of the Company. C.P. Intertrade Co., Ltd. has declared an interest in these shares by virtue of its shareholding in CPI Holding Co., Ltd.

(3) Worth Access Trading Limited beneficially owned 481,250,000 shares of the Company. Charoen Pokphand Holding Company Limited has declared an interest in these shares by virtue of its shareholding in Worth Access Trading Limited whilst Charoen Pokphand Group Company Limited has also declared an interest in such number of shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

Save as disclosed above, so far as is known to the directors, as at 31st December, 2008, no person (not being a director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Share Option Scheme

Particulars of the Company's share option scheme are set out in note 36 to the financial statements.

The following table discloses the movements in the Company's share options during the year:

	Number of share options						
Category of participant	At 1st January, 2008	Granted/Exercised/ Cancelled during the year	Lapsed during the year	At 31st December, 2008	Date of grant	Exercise period	Exercise price HK$
(i) Directors							
Mr. Sumet Jiaravanon	12,800,000	–	–	12,800,000	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	12,800,000	–	–	12,800,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	12,000,000	–	–	12,000,000	19th May, 2005	19th May, 2005 to18th May, 2015	0.3540
Mr. Dhanin Chearavanont	12,800,000	–	–	12,800,000	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	12,800,000	–	–	12,800,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	12,000,000	–	–	12,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
Mr. Thanakorn Seriburi	17,500,000	–	17,500,000	–	10th August,1998	10th August, 1998 to 10th August, 2008	0.3875
	21,584,807	–	–	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	20,000,000	–	–	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	21,000,000	–	–	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
Mr. Meth Jiaravanont	21,000,000	–	–	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
Mr. Robert Ping-Hsien Ho	21,584,807	–	–	21,584,807	26th February, 2003	26th February, 2003 to 25th February, 2013	0.3900
	20,000,000	–	–	20,000,000	3rd May, 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	21,000,000	–	–	21,000,000	19th May, 2005	19th May, 2005 to 18th May, 2015	0.3540
Mr. Pang Siu Chik (appointed as director on 8th September, 2008)	4,000,000	–	4,000,000	–	10th August, 1998	10th August, 1998 to 10th August, 2008	0.3875

Share Option Scheme (continued)

	Number of share options						
Category of participant	At 1st January, 2008	Granted/Exercised/ Cancelled during the year	Lapsed during the year	At 31st December, 2008	Date of grant	Exercise period	Exercise price HK$
(ii) Other senior executives in aggregate	60,739,236	–	–	60,739,236	26th February 2003	26th February, 2003 to 25th February, 2013	0.3900
	49,248,078	–	–	49,248,078	3rd May 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	41,848,078	–	–	41,848,078	19th May 2005	19th May, 2005 to 18th May, 2015	0.3540
(iii) Other employees in aggregate	3,700,000	–	3,700,000	–	10th August 1998	10th August, 1998 to 10th August, 2008	0.3875
(iv) Other participants in aggregate	25,000,000	–	25,000,000	–	10th August 1998	10th August, 1998 to 10th August, 2008	0.3875
	86,339,228	–	–	86,339,228	26th February 2003	26th February, 2003 to 25th February, 2013	0.3900
	80,000,000	–	–	80,000,000	3rd May 2004	3rd May, 2004 to 2nd May, 2014	0.3900
	108,000,000	–	–	108,000,000	19th May 2005	19th May, 2005 to 18th May, 2015	0.3540
	697,744,234	–	50,200,000	647,544,234			

Connected Transactions

During the year ended 31st December, 2008, the Group entered into the following transactions with connected persons (as defined in the Listing Rules) of the Company that were subject to the Listing Rules' reporting requirement for disclosure in annual report:

a) On 18th April, 2008, CP China Investment Limited ("CP China") as the purchaser and the Company as the vendor entered into an agreement ("Disposal Agreement") relating to the disposal by the Company of (i) the entire issued share capital of Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), Wide Master Investment Limited and C.T. Progressive (Investment) Ltd. and the entire equity interest in 正大（中國）投資有限公司(China Tai (China) Investment Co., Ltd.) ("CT Investment") (collectively the "Disposed Companies"), and (ii) the aggregate amount advanced by the Company to CT Agro at the consideration of US$102,800,000 (the "Disposal"). Completion of the Disposal took place on 22nd August, 2008. CP China is an associate of the controlling shareholders of the Company and therefore is a connected person of the Company and accordingly, the Disposal constituted a connected transaction of the Company under the Listing Rules.

Connected Transactions (continued)

b) On 30th October, 2008, Ek Chor China Motorcycle Co. Ltd., a wholly-owned subsidiary of the Company, entered into an amendment agreement to the guarantee dated 4th July 2007, in favour of 卡特彼勒(中國)融資租賃有限公司(Caterpillar (China) Financial Leasing Co., Ltd.) guaranteeing all present and future indebtedness of ECI Metro Investment Co., Ltd. ("ECI Metro"), which is held as to 50% by the Group, and its wholly-owned subsidiaries advanced on or before 1st July, 2009 of up to the maximum amount of US$30,550,000 (the "New Guarantee"), which shall expire on 17th April, 2010. ECI Metro is an associate of the father-in-law of Mr. Chatchaval Jiaravanon, an executive director of the Company and therefore is a connected person of the Company and the New Guarantee constituted a connected transaction of the Company under the Listing Rules.

c) During the year, Hainan Chia Tai Animal Husbandry Co. Ltd. ("Hainan CTAH"), a wholly-owned subsidiary of the Company until the date of the disposal of the Disposed Companies (referred to above item (a)), received rental income of approximately of US$300,000 from C.P. Aquaculture (Hainan) Co. Ltd. ("CP (Hainan)") for leasing of the production facilities situated at Laocheng Development Zone, Chengmai County, Hainan province, the PRC including all plants and machinery located thereon pursuant to a lease dated 8th August, 2003 entered into between Hainan CTAH and CP (Hainan). CP (Hainan), the tenant, is an associate of the controlling shareholders of the Company and therefore is a connected person of the Company and the lease constituted a connected transaction of the Company under the Listing Rules.

Continuing Connected Transactions

During the year ended 31st December, 2008, the Group had the following continuing connected transactions that was subject to the Listing Rules' reporting requirement for disclosure in annual report:

Supply to Chia Tai Enterprises International Limited and 上海易初蓮花連鎖超市有限公司 (Shanghai Lotus Supermarket Chain Store Co., Ltd.)

On 24th August, 2006, the Company entered into the Reorganized CTEI Supply Agreement and Reorganized Shanghai Lotus Supply Agreement with Chia Tai Enterprises International Limited ("CTEI") and 上海易初蓮花連鎖超市有限公司(Shanghai Lotus Supermarket Chain Store Co., Ltd.) ("Shanghai Lotus") respectively (collectively the "Reorganized Supply Agreements"). Under the Reorganized Supply Agreements, any subsidiaries of the Company can supply packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandize customarily sold in supermarkets to any subsidiaries of CTEI or Shanghai Lotus or any of its subsidiaries. The Reorganized Supply Agreements and the respective annual caps were approved by the independent shareholders of the Company on 25th October, 2006.

Both CTEI and Shanghai Lotus are associates of the controlling shareholders of the Company and therefore are connected persons of the Company according to Chapter 14A of the Listing Rules. Accordingly, the transactions under the Reorganized Supply Agreements constituted continuing connected transactions of the Company within the meaning of Listing Rules.

Continuing Connected Transactions (continued)

Supply to Chia Tai Enterprises International Limited and 上海易初蓮花連鎖超市有限公司 (Shanghai Lotus Supermarket Chain Store Co., Ltd.) (continued)

Following the completion of the Disposal (referred to in paragraph headed "Connected Transactions") on 22nd August, 2008, the Group has not carried out any transaction contemplated under the Reorganized Supply Agreements. The actual sales and annual caps for the abovementioned continuing connected transactions during the year ended 31st December, 2008 are as follows:

	2008 actual sales amount *HK$'000*	2008 annual Cap *HK$'000*	2008 annual Cap on a pro-rata basis* *HK$'000*
Supply to Shanghai Lotus	193,666	497,100	320,051
Supply to certain subsidiaries of CTEI	55,387	152,000	97,863

* *For the period from 1st January, 2008 to 22nd August, 2008*

Supply to CP China Investment Limited

On 18th April, 2008, the Company entered into a supply agreement ("CP China-CCT Agreement") with CP China Investment Limited ("CP China") for the supply by the Group to CP China and its subsidiaries, jointly-controlled entities and associated companies of chlortetracycline. The CP China-CCT Agreement and the respective annual caps were approved by the independent shareholders of the Company on 19th June, 2008 and took effect from the date of completion of the Disposal on 22nd August, 2008. As approved in the special general meeting of the Company held on 15th December, 2008, the approved caps were revised upward.

CP China is an associate of the controlling shareholders of the Company and therefore is a connected person of the Company. Accordingly, the transactions under the CP China-CCT Agreement constitute continuing connected transactions of the Company within the meaning of Listing Rules. During the year ended 31st December, 2008, the aggregate actual sales and the revised approved cap for the transactions contemplated under the CP China-CCT Agreement are RMB8,250,000 and RMB15,074,000 respectively.

Supply to C.P. Intertrade Co., Ltd.

On 18th April, 2008, the Company entered into a supply agreement ("CPP Supply Agreement") with C.P. Intertrade Co., Ltd. ("CP Intertrade") for the supply by the Group to CP Intertrade of chlortetracycline. The CPP Supply Agreement took effect from the date of approval by the independent shareholders of the Company on 19th June, 2008. As approved in the special general meeting of the Company held on 15th December, 2008, the relevant annual caps were revised upward.

Continuing Connected Transactions (continued)

Supply to C.P. Intertrade Co., Ltd. (continued)

CP Intertrade is an associate of the controlling shareholders of the Company and is indirectly interested in 34.74% of the issued share capital of the Company and therefore is a substantial shareholder and a connected person of the Company. Accordingly, the transactions under the CPP Supply Agreement constitute continuing connected transactions of the Company within the meaning of Listing Rules. During the year ended 31st December, 2008, the aggregate actual sales and the revised annual cap for the transactions contemplated under CPP Supply Agreement are RMB2,478,000 and RMB4,000,000 respectively.

The Board engaged the auditors of the Company to perform certain agreed-upon procedures in respect of the aforesaid continuing connected transactions of the Group. The auditors have reported their findings on these procedures to the Board.

The independent non-executive directors of the Company have reviewed the continuing connected transactions of the Group and have confirmed that these continuing connected transactions were entered into (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms or on terms no less favourable to the Group than terms available to the independent third parties; and (iii) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Disclosure Pursuant to Rules 13.13 and 13.16 of Chapter 13 of the Listing Rules

The following disclosure is made by the Company in compliance with the continuing disclosure requirements under Rules 13.13 and 13.16 of Chapter 13 of the Listing Rules:

The following table summarizes the guarantee granted by the Group to an affiliated company which individually exceeded 8% under the assets ratio (as defined under Rule 14.07(1) of Chapter 14 of the Listing Rules) as at 31st December, 2008:

Name of affiliated company	**Percentage of the Group's attributable interests**	**Guarantee given**	**Extent of guaranteed facilities utilized**
		US$'000	*US$'000*
ECI Metro Investment Co., Ltd.	50%	30,550	28,564

Note: The guarantee was given by the Group for loan facilities granted to ECI Metro Investment Co., Ltd. and its wholly-owned subsidiaries up to the maximum amount of US$30,550,000.

In compliance with Rule 13.22 of Chapter 13 of the Listing Rules, the consolidated balance sheet of the above-mentioned affiliated company as at 31st December, 2008 is disclosed as follows:

	USD'000
Non-current assets	13,828
Current assets	164,612
Current liabilities	(135,180)
Non-current liabiliites	(782)
Net assets	42,478
Share capital	12,000
Reserves	30,478
Total equity	42,478

As at 31st December, 2008, the Group's attributable interests in the above-mentioned affiliated company amounted to US$21,239,000.

Competing Interests

During the year, the directors were not aware that any of the directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which falls to be disclosed under the Listing Rules.

Corporate Governance

The Company is committed to maintaining high standards of corporate governance. It has applied the principles and complied with most of the code provisions set out in the CG Code contained in Appendix 14 of the Listing Rules. Details of compliances are set out in the Corporate Governance Report on pages 15 to 28.

Audit Committee

The Audit Committee comprised the three independent non-executive directors of the Company. The establishment of the Audit Committee serves to enhance corporate governance practices. The principle duties of the Audit Committee include the reviewing and supervising of the Company's financial reporting process and internal controls. The Audit Committee met twice during the year. It reviewed the Group's consolidated financial statements prior to the finalisation of the interim and final results.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the directors, the directors confirmed that the Company has maintained the amount of public float as required under the Listing Rules during the year ended 31st December, 2008 and up to the date of this report.

Auditors

Messrs. Ernst & Young retire and a resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Pang Siu Chik
Director

Hong Kong, 27th March, 2009

ERNST & YOUNG
安 永

Ernst & Young
18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong
Tel: +852 2846 9888
Fax: +852 2868 4432
www.ey.com

安永會計師事務所
香港中環金融街8號
國際金融中心2期18樓
電話: +852 2846 9888
傳真: +852 2868 4432

To the shareholders of C.P. Pokphand Co. Ltd.
(Incorporated in Bermuda with limited liability)

We have audited the financial statements of C.P. Pokphand Co. Ltd. set out on pages 49 to 163, which comprise the consolidated and company balance sheets as at 31st December, 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Except as described in the paragraph of basis for qualified opinion arising from limitation of audit scope below, we conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for qualified opinion arising from limitation of audit scope

As further explained in note 17 to the financial statements, on 19th June, 2008 (the "Disposal Date"), the Group disposed of its entire interest in its subsidiaries, jointly-controlled entities and an associate (the "Disposed Group") engaging in the agribusiness. The directors have represented to us that they were unable to obtain access to any books and records of the Disposed Group following its disposal. Due to the lack of available books and records, we were unable to obtain sufficient audit evidence regarding the net assets disposed of by the Group at the Disposal Date, and hence the gain on disposal of US$13,387,000 so arising and the Group's share of profits of the Disposed Group of US$24,927,000 included in the consolidated income statement for the period from 1st January, 2008 up to the Disposal Date. Any adjustments found to be necessary in respect of the Disposed Group would affect the amount recorded in the consolidated income statement for the Group's share of profits of the Disposed Group for the year, with a corresponding opposite effect on the gain on disposal, and the related disclosures thereof on the discontinued operations in the financial statements. However, such adjustments, if any, would have no impact on the financial position of the Group as at 31st December, 2008 and its profit for the year then ended.

Qualified opinion arising from limitation of audit scope

Except for any adjustments to the share of profits and the gain on disposal of the Disposed Group that might have been found to be necessary had we been able to obtain sufficient audit evidence concerning the Disposed Group, as further explained in the basis for qualified opinion section above, in our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2008 and of the profit and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinances.

Ernst & Young
Certified Public Accountants

Hong Kong
27th March, 2009

Year ended 31st December, 2008

	Notes	2008 US$'000	2007 US$'000
CONTINUING OPERATIONS			
REVENUE	7	**64,492**	66,918
Cost of sales		**(58,424)**	(51,619)
Gross profit		**6,068**	15,299
Selling and distribution costs		**(3,285)**	(3,149)
General and administrative expenses		**(15,168)**	(17,621)
Other income	8	**10,502**	840
Finance costs	10	**(5,768)**	(11,340)
Share of profits and losses of jointly-controlled entities		**10,660**	7,992
PROFIT/(LOSS) BEFORE TAX	11	**3,009**	(7,979)
Tax	15	**(30)**	(934)
PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS		**2,979**	(8,913)
DISCONTINUED OPERATIONS			
Profit for the year from discontinued operations	17	**38,314**	13,070
PROFIT FOR THE YEAR		**41,293**	4,157
Attributable to:			
Equity holders of the Company		**45,241**	2,487
Minority interests		**(3,948)**	1,670
		41,293	4,157
EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	18		
Basic			
– For profit for the year		**US cents 1.566**	US cent 0.086
– For profit/(loss) from continuing operations		**US cent 0.134**	US cent (0.351)
Diluted			
– For profit for the year		**N/A**	N/A
– For profit/(loss) from continuing operations		**N/A**	N/A

31st December, 2008

	Notes	2008 US$'000	2007 US$'000
NON-CURRENT ASSETS			
Property, plant and equipment	19	**54,350**	430,167
Investment properties	20	**563**	6,711
Land lease prepayments	21	**1,594**	50,558
Non-current livestock	22	**–**	23,092
Interests in jointly-controlled entities	24	**65,473**	52,166
Interests in associates	25	**–**	27,642
Available-for-sale investments	26	**251**	1,238
Goodwill	27	**–**	2,928
Deferred tax assets	28	**–**	106
Total non-current assets		**122,231**	594,608
CURRENT ASSETS			
Current livestock	29	**–**	34,334
Inventories	30	**18,589**	248,601
Accounts receivable, other receivables and deposits	31	**10,998**	74,520
Bills receivable		**–**	9,705
Tax recoverable		**316**	47
Due from minority shareholders		**–**	2,653
Due from related companies	32	**1,150**	10,038
Pledged deposits	33	**–**	4,200
Cash and cash equivalents	33	**12,480**	82,852
Total current assets		**43,533**	466,950
CURRENT LIABILITIES			
Accounts payable, other payables and accrued expenses	34	**22,777**	335,723
Bills payable		**–**	23,032
Tax payable		**2,524**	5,323
Provisions for staff bonuses and welfare benefits		**615**	8,892
Due to minority shareholders		**650**	6,834
Due to related companies	32	**2,746**	10,898
Interest-bearing bank loans	35	**18,187**	432,077
Total current liabilities		**47,499**	822,779
NET CURRENT LIABILITIES		**(3,966)**	(355,829)
TOTAL ASSETS LESS CURRENT LIABILITIES		**118,265**	238,779

31st December, 2008

	Notes	**2008 US$'000**	2007 US$'000
NON-CURRENT LIABILITIES			
Interest-bearing bank loans	35	**–**	(125,577)
Deferred tax liabilities	28	**(1,449)**	–
		(1,449)	(125,577)
Net assets		**116,816**	113,202
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	36	**28,898**	28,898
Share premium account	37(b)	**73,897**	73,897
Reserves	37(a)	**4,678**	(37,667)
		107,473	65,128
Minority interests		**9,343**	48,074
Total equity		**116,816**	113,202

Robert Ping-Hsien Ho
Director

Pang Siu Chik
Director

Year ended 31st December, 2008

	Attributable to equity holders of the Company												
	Issued capital US$'000	Share premium account US$'000	Share option reserve US$'000	Asset revaluation reserve US$'000	Available-for-sale investments revaluation reserve US$'000	Capital reserve US$'000	Reserve fund US$'000	Expansion fund US$'000	Exchange equalisation reserve US$'000	Accumulated losses US$'000	Total US$'000	Minority interests US$'000	Total equity US$'000
At 1st January, 2007	28,898	73,897	8,470	10,565	-	28,865	22,420	11,669	(12,182)	(118,650)	53,952	47,558	101,510
Exchange realignment	-	-	-	-	-	-	-	-	4,101	-	4,101	1,470	5,571
Fair value changes in available-for-sale investments (note 26)	-	-	-	-	75	-	-	-	-	-	75	-	75
Surplus on revaluation (note 19)	-	-	-	4,513	-	-	-	-	-	-	4,513	-	4,513
Total income for the year recognised directly in equity	-	-	-	4,513	75	-	-	-	4,101	-	8,689	1,470	10,159
Profit for the year	-	-	-	-	-	-	-	-	-	2,487	2,487	1,670	4,157
Total income and expense for the year	-	-	-	4,513	75	-	-	-	4,101	2,487	11,176	3,140	14,316
Transfers from/(to) accumulated losses	-	-	-	-	-	-	2,604	954	-	(3,558)	-	-	-
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	-	-	(6,302)	(6,302)
Increase in capital contribution by minority shareholders	-	-	-	-	-	-	-	-	-	-	-	3,678	3,678
At 31st December, 2007 and 1st January, 2008	28,898	73,897	8,470*	15,078*	75*	28,865 *	25,024*	12,623*	(8,081)*	(119,721)*	65,128	48,074	113,202
Exchange realignment	-	-	-	-	-	-	-	-	6,048	-	6,048	-	6,048
Fair value changes in available-for-sale investments (note 26)	-	-	-	-	99	-	-	-	-	-	99	-	99
Deficit on revaluation (note 19)	-	-	-	(1,365)	-	-	-	-	-	-	(1,365)	-	(1,365)
Deferred tax charged to equity for the year (note 28)	-	-	-	(1,449)	-	-	-	-	-	-	(1,449)	-	(1,449)
Total income for the year recognised directly in equity	-	-	-	(2,814)	99	-	-	-	6,048	-	3,333	-	3,333
Profit for the year	-	-	-	-	-	-	-	-	-	45,241	45,241	(3,948)	41,293
Total income and expense for the year	-	-	-	(2,814)	99	-	-	-	6,048	45,241	48,574	(3,948)	44,626
Transfers from/(to) accumulated losses	-	-	-	-	-	-	2,366	1,121	-	(3,487)	-	-	-
Release upon disposal of subsidiaries (note 40)	-	-	-	(1,449)	-	14,513	(23,334)	(13,359)	15,950	1,450	(6,229)	(34,561)	(40,790)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	-	-	(1,503)	(1,503)
Share of reserves by minority shareholders	-	-	-	-	-	-	-	-	-	-	-	1,281	1,281
At 31st December, 2008	28,898	73,897	8,470*	10,815*	174*	43,378*	4,056*	385*	13,917*	(76,517)*	107,473	9,343	116,816

* These reserve accounts comprise the consolidated reserves of US$4,678,000 (2007: negative consolidated reserves of US$37,667,000) in the consolidated balance sheet.

Year ended 31st December, 2008

	Notes	2008 US$'000	2007 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit/(loss) before tax:			
From continuing operations		**3,009**	(7,979)
From discontinued operations	17	**41,895**	21,796
Adjustments for:			
Interest income	8	**(4,315)**	(3,751)
Changes in fair value of investment properties	8	**(211)**	(882)
Gain on disposal of subsidiaries	8	**(13,387)**	–
Gain on disposal of an interest in a jointly-controlled entity	8	**–**	(11)
Change in fair value of livestock	8	**–**	(9,583)
Impairment of items of property, plant and equipment	9	**–**	29,044
Impairment of interests in jointly-controlled entities	9	**–**	10,558
Finance costs	10	**24,677**	40,137
Depreciation of items of property, plant and equipment	11	**22,818**	53,779
Amortisation of land lease prepayments	11	**976**	2,369
Loss/(gain) on disposal of items of property, plant and equipment	11	**840**	(3,808)
Write-down of inventories to net realisable value	11	**–**	798
Impairment of livestock	11	**–**	326
Impairment/(write-back of impairment) of accounts receivable	11	**(1,544)**	417
Share of profits and losses of:			
Jointly-controlled entities		**(16,692)**	(3,477)
Associates		**(2,104)**	(3,397)
		55,962	126,336
Increase in inventories		**(87,659)**	(90,771)
Increase in accounts receivable, other receivables and deposits		**(34,998)**	(15,658)
Decrease/(increase) in bills receivable		**2,564**	(5,030)
Decrease/(increase) in amounts due from minority shareholders		**(3,877)**	2,967
Decrease/(increase) in amounts due from related companies		**(1,612)**	3,572
Increase in accounts payable, other payables and accrued expenses		**100,969**	84,127
Increase in bills payable		**3,101**	12,455
Increase in provisions for staff bonuses and welfare benefits		**1,679**	1,153
Increase/(decrease) in amounts due to minority shareholders		**5,324**	(3,369)
Increase/(decrease) in amounts due to related companies		**5,654**	(11,284)
Cash generated from operations		**47,107**	104,498
Interest paid		**(24,677)**	(40,137)
Tax paid		**(2,647)**	(7,661)
Net cash inflow from operating activities		**19,783**	56,700

Year ended 31st December, 2008

	Notes	2008 US$'000	2007 US$'000
Net cash inflow from operating activities		19,783	56,700
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment	19	(12,434)	(44,380)
Additions to land lease prepayments	21	(437)	(994)
Purchases of additional interests in jointly-controlled entities		–	(413)
Disposal of subsidiaries	40	8,393	–
Decrease in interests in jointly-controlled entities		5,168	23,442
Increase in interests in associates		(2,953)	(4,175)
Proceeds from disposal of items of property, plant and equipment		3,225	15,223
Proceeds from disposal of land lease prepayments		166	255
Proceeds from disposal of a jointly-controlled entity		–	369
Purchases of available-for-sale investments		(493)	–
Proceeds from disposal of available-for-sale investments		–	317
Dividends received from an associate		–	6,731
Interest received		4,315	3,751
Net cash inflow from investing activities		4,950	126
CASH FLOWS FROM FINANCING ACTIVITIES			
New bank loans		224,657	324,434
Repayments of bank loans		(325,381)	(360,673)
Decrease in pledged deposits		4,200	5,999
Decrease in minority interests		(222)	(1,154)
Net cash outflow from financing activities		(96,746)	(31,394)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(72,013)	25,432
Effect of exchange rate changes, net		1,641	2,313
Cash and cash equivalents at beginning of year		82,852	55,107
CASH AND CASH EQUIVALENTS AT END OF YEAR		12,480	82,852
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	33	3,409	74,479
Time deposits	33	9,071	8,373
		12,480	82,852

Balance Sheet

31st December, 2008

	Notes	2008 US$'000	2007 US$'000
NON-CURRENT ASSETS			
Property, plant and equipment	19	**108**	356
Investments in subsidiaries	23	**24,117**	82,669
Interests in associates	25	**–**	–
Total non-current assets		**24,225**	83,025
CURRENT ASSETS			
Due from subsidiaries	23	**28,811**	181,636
Due from related companies	32	**539**	–
Other receivables and deposits	31	**490**	746
Cash and cash equivalents	33	**5,490**	3,311
Total current assets		**35,330**	185,693
CURRENT LIABILITIES			
Due to subsidiaries	23	**59,211**	83,560
Other payables and accrued expenses	34	**835**	2,747
Interest-bearing bank loans	35	**–**	15,925
Total current liabilities		**60,046**	102,232
NET CURRENT ASSETS/(LIABILITIES)		**(24,716)**	83,461
TOTAL ASSETS LESS CURRENT LIABILITIES		**(491)**	166,486
NON-CURRENT LIABILITIES			
Interest-bearing bank loans	35	**–**	(93,725)
Net assets/(liabilities)		**(491)**	72,761
EQUITY/(DEFICIENCY IN ASSETS)			
Issued capital	36	**28,898**	28,898
Share premium account	37(b)	**73,897**	73,897
Share option reserve	37(b)	**8,470**	8,470
Accumulated losses	37(b), 38	**(111,756)**	(38,504)
Total equity/(deficiency in assets)		**(491)**	72,761

Robert Ping-Hsien Ho
Director

Pang Siu Chik
Director

31st December, 2008

1. CORPORATE INFORMATION

The consolidated financial statements of C.P. Pokphand Co. Ltd. (the "Company") for the year ended 31st December, 2008 were authorised for issue in accordance with a resolution of the directors on 27th March, 2009.

The Company is a limited liability company incorporated in Bermuda. The registered office of the Company is located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

At 31st December, 2008, the Group was involved in the following activities:

- manufacture and sale of chlortetracycline products
- manufacture and sale of motorcycles and automobile accessories and trading of machinery through its jointly-controlled entities
- property and investment holding

During the year, the Group discontinued the feedmill and poultry operations and trading of agricultural products, further details of which are included in note 17 to the financial statements.

The Group employed approximately 6,700 (2007: 33,000) employees (including 5,900 from jointly-controlled entities) as at 31st December, 2008.

2. BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, except for investment properties, available-for-sale investments and livestock which have been measured at fair value. These financial statements are presented in United States dollars ("US$") and all values are rounded to the nearest thousand (US$'000) except when otherwise indicated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which comprise standards and interpretations approved by the International Accounting Standards Board ("IASB"), the International Financial Reporting Interpretations Committee ("IFRIC") interpretations, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, and the disclosure requirements of the Hong Kong Companies Ordinance.

2. BASIS OF PREPARATION (continued)

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31st December, 2008. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All income, expenses and unrealised gains and losses resulting from intercompany transactions and intercompany balances within the Group are eliminated on consolidation in full.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

3. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has adopted the following new interpretations and amendments to IFRSs for the first time for the current year's financial statements.

IAS 39 and IFRS 7 Amendments	Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures – Reclassification of Financial Assets
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction

The adoption of these new interpretations and amendments has had no significant financial effect on these financial statements.

4. IMPACT OF ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IFRS 1 and IAS 27 Amendments	Amendments to IFRS 1 First-time Adoption of IFRSs and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 2 Amendments	Amendments to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations
IFRS 1 (Revised)	First-time Adoption of IFRSs
IFRS 3 (Revised)	Business Combinations
IFRS 7 Amendments	Amendments to IFRS 7 Improving Disclosures about Financial Instruments
IFRS 8	Operating Segments
IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 and IAS 1 Amendments	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
IAS 39 Amendment	Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items
IFRIC 9 and IAS 39 Amendments	Amendment to IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement
IFRIC 13	Customer Loyalty Programmes
IFRIC 15	Agreements for the Construction of Real Estate
IFRIC 16	Hedges of a Net Investment in a Foreign Operation
IFRIC 17	Distribution of Non-cash Assets to Owners
IFRIC 18	Transfers of Assets from Customers

Improvements to IFRSs

The Group has not yet adopted improvements to IFRSs which sets out amendments to IFRS 5, IFRS 7, IAS 1, IAS 8, IAS 10, IAS 16, IAS 18, IAS 19, IAS 20, IAS 23, IAS 27, IAS 28, IAS 29, IAS 31, IAS 34, IAS 36, IAS 38, IAS 39, IAS 40 and IAS 41. These amendments will have no material effect on the financial statements.

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. So far, it has concluded that while the adoption of IFRS 8 and IAS 1 (Revised) may result in new or amended disclosures and the adoption of IAS 23 (Revised) may result in changes in accounting policies, these new and revised IFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries that are not classified as held for sale in accordance with IFRS 5 are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Group does not have unilateral control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with IAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

31st December, 2008

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of the post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its jointly-controlled entities are eliminated to the extent of the Group's interests in the jointly-controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of jointly-controlled entities, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in jointly-controlled entities.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting and goodwill recorded in the associates' own financial statements, less any impairment losses. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

If the Group's share of losses of an associate equals to or exceeds the carrying amount of the investment, the Group will discontinue the investment including its share of further losses and the investment is reported at nil value. Additional losses are provided for to the extent that the Group has incurred obligations or made payments on behalf of the associate to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Associates (continued)

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In case of associates and jointly-controlled entities, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31st December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Excess over the cost of business combinations

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries, associates and jointly-controlled entities (previously referred to as negative goodwill), after reassessment, is recognised immediately in the consolidated income statement.

The excess for associates and jointly-controlled entities is included in the Group's share of the associates' and jointly-controlled entities' profits or losses in the period in which the investments are acquired.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, biological assets, financial assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statement in the period in which it arises in those expense categories consistent with the function of the impaired asset, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to the consolidated income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Property, plant and equipment and depreciation

(a) *Office premises*

Office premises are stated at their open market values on the basis of annual valuations performed at the end of each financial year. Changes in the values of such premises are dealt with as movements in the asset revaluation reserve on an individual premise basis. If the total of the reserve attributable to the individual premises is insufficient to cover a deficit, the excess of the deficit is charged to the consolidated income statement. Any subsequent revaluation surplus is credited to the consolidated income statement to the extent of the deficit previously charged.

Upon disposal of the office premises, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is released and transferred directly to accumulated losses as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of the office premises over their estimated useful lives of 25 years to 50 years.

31st December, 2008

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

(b) *Other property, plant and equipment*

Other property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

Depreciation of property, plant and equipment in Hong Kong is calculated on the straight-line basis to write off the cost of each item over its estimated useful life.

Depreciation of property, plant and equipment in Mainland China is calculated in accordance with the relevant regulations in the People's Republic of China (the "PRC"), which require that depreciation be provided on the straight-line basis based on the estimated economic useful life of each category of assets and on an estimated residual value. The residual value of an item of property, plant and equipment represents the estimated recoverable amount upon disposal less any estimated costs of disposal. The principal annual rates used for this purpose are as follows:

Industrial buildings in Mainland China	2% – $4^1/_2$%
Plant and machinery	6% – 15%
Furniture, fixtures and equipment	10% – $33^1/_3$%
Motor vehicles and transport facilities	9% – $33^1/_3$%

The above principal annual rates are adopted based on the PRC accounting principles and the rates are not materially different to those under IFRSs.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the consolidated income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

(c) *Construction in progress*

Construction in progress represents the construction of silos, factories, warehouses, farms, and hatchery facilities, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the consolidated income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the consolidated income statement in the year of the retirement or disposal.

For a transfer from investment properties to owner-occupied properties, the deemed cost of property for subsequent accounting is its fair value at the date of change in use. If a property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under "Property, plant and equipment and depreciation" up to the date of change in use, and any difference at that date between the carrying amount and the fair value of the property is accounted for as a revaluation in accordance with the policy stated under "Property, plant and equipment and depreciation" above.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor, are charged to the consolidated income statement on the straight-line basis over the lease terms.

Land lease prepayments represent land use rights paid to the PRC's governmental authorisation. Land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the respective periods of the rights.

Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as loans and receivables or available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the consolidated income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

Available-for-sale investments

Available-for-sale investments are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in the other category. After initial recognition, available-for-sale investments are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the consolidated income statement. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

31st December, 2008

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Assets carried at amortised cost (continued)

In relation to accounts and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale investments

If an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the consolidated income statement, is transferred from equity to the consolidated income statement. A provision for impairment is made for available-for-sale investments when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires judgement. Impairment losses on equity instruments classified as available for sale are not reversed through the consolidated income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets (continued)

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing bank loans)

Financial liabilities including accounts, bills and other payables, amounts due to related companies and minority shareholders and interest-bearing bank loans are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "finance costs" in the consolidated income statement.

Gains and losses are recognised in the consolidated income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of IAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value less transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount of the best estimate of the expenditure required to settle the present obligation at the balance sheet date; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 Revenue. There was no significant financial guarantee contract and liability as at balance sheet date.

31st December, 2008

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated income statement.

Inventories

Inventories are stated at the lower of cost, on the weighted average basis, and net realisable value after making due allowance for any obsolete or slow-moving items. Cost comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Livestock

Livestock is stated at fair value less estimated point-of-sale costs, except where the fair value cannot be measured reliably, in which case it is stated at cost less accumulated amortisation and any impairment losses. The fair value of livestock is determined based on market prices of livestock of similar age, breed and genetic merit.

Net increments or decrements in the fair value of livestock are included in the consolidated income statement, determined as:

(a) the difference between the total fair value of the livestock recognised at the beginning of the financial year and the total fair value of the livestock recognised at the end of the financial year; and

(b) the cost incurred during the financial year to acquire and breed livestock.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

31st December, 2008

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) rental income, on a time proportion basis over the lease terms;

(c) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset; and

(d) technical service fee income, when the services were rendered.

Foreign currencies

These financial statements are presented in United States dollars as there is trading of the Company's shares by way of American Depository Receipts in the United States. In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are initially recorded using the entity's functional currency (i.e., the currency of the primary economic environment in which the entity operates) at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in consolidated income statement in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case such exchange differences are recognised in equity in the financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the consolidated income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases the exchange differences are also recognised directly in equity.

31st December, 2008

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

For the purpose of presenting the financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. United States dollars) at the exchange rates ruling at the balance sheet date and their income statements are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case the exchange rates ruling at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange equalisation reserve). Such exchange differences are recognised in the consolidated income statement in the period in which the foreign operation is disposed of.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into United States dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into United States dollars at the weighted average exchange rates for the year.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st January, 2006 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange ruling at the balance sheet date. Exchange differences arising are recognised in the exchange equalisation reserve.

Share-based payment transactions

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes pricing model, further details of which are given in note 36 to the financial statements. In valuing equity-settled transactions, no account is taken of any performance condition, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions (continued)

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7th November, 2002 that had not vested by 1st January, 2005 and to those granted on or after 1st January, 2005.

Other employee benefits

Retirement benefit schemes

The Group operates a defined contribution Mandatory Provident Fund scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the consolidated income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

As stipulated by the regulations of the PRC government, each of the joint ventures in Mainland China is required to make specific contributions to the state-controlled retirement plan at rates ranging from 14% to 24% of the total salaries of the employees in Mainland China. The PRC government is responsible for the pension liability to the retired employees. The employees of the joint ventures are entitled to a monthly pension at their retirement dates. The joint ventures have no further obligation for post-retirement benefits beyond the annual contributions.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to prepare for their intended use, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. The capitalisation rate for the year is based on the actual cost of the related borrowings.

All other borrowing costs are recognised as expenses in the consolidated income statement in the period in which they are incurred.

6. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Depreciation and amortisation

The Group's net book value of property, plant and equipment at 31st December, 2008 was US$54,350,000. The Group depreciates the assets on the straight-line basis over their estimated useful lives, and after taking into account of their estimated residual values, at rates ranging from 2% to 33 $^{1}/_{3}$% per annum, commencing from the date the property, plant and equipment is placed into productive use. The estimated useful lives and dates that the Group places the property, plant and equipment into productive use reflect the directors' estimate of the periods that the Group intends to derive future economic benefits from the use of the Group's property, plant and equipment.

6. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Impairment of accounts receivable

The policy for provision for impairment loss of the Group is based on the evaluation of collectability and the ageing analysis of the accounts receivable and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowances for inventories

The management of the Group reviews the ageing analysis of its inventories at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. Management estimates the net realisable value for such finished goods and work in progress based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowances for obsolete items.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of non-financial assets other than goodwill

The Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Indefinite life intangible assets are tested for impairment annually and at other times when such indicator exists. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. Further details, including a sensitivity analysis of key assumptions, are given in note 46 to the financial statements.

Impairment of property, plant and equipment

The impairment loss for property, plant and equipment is recognised for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount of the assets, or, where appropriate, the cash generating unit to which they belong, is the higher of its fair value less costs to sell and value in use. The recoverable amounts are determined based on fair value less costs to sell which are based on the best information available to reflect the amount obtainable at the balance sheet date, from the disposal of the asset in an arm's length transaction between knowledgeable and willing parties, after deducting the costs of disposal. For the estimation of value in use, the Group's management estimates future cash flows from the cash-generating units and chooses a suitable discount rate in order to calculate the present value of those cash flows.

31st December, 2008

7. REVENUE

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of revenue is as follows:

	Group	
	2008	2007
	US$'000	*US$'000*
Sales to/income from external customers:		
Biochemical operations	**64,444**	66,908
Investment and property holding	**48**	10
Attributable to continuing operations reported in the consolidated income statement	**64,492**	66,918
Attributable to discontinued feedmill and poultry operations *(note 17)*	**1,144,669**	2,217,854
	1,209,161	2,284,772

The above analysis does not include the revenue of the Group's jointly-controlled entities and associates, which is summarised in the combined results of jointly-controlled entities and associates as set out in notes 24 and 25 to the financial statements respectively.

8. OTHER INCOME

	Notes	Group 2008 US$'000	Group 2007 US$'000
Bank and other interest income		**4,315**	3,751
Changes in fair value of investment properties	20	**211**	882
Gain on disposal of subsidiaries	40	**13,387**	–
Gain on disposal of an interest in an jointly-controlled entity		**–**	11
Gain on disposal of items of property, plant and equipment		**64**	3,808
Government grant		**380**	–
Tax refund in respect of reinvestment of distributed earnings from the PRC ventures		**–**	5,646
Technical service fee income from related parties	44(c)	**9,709**	–
Change in fair value of livestock		**–**	9,583
		28,066	23,681
Attributable to discontinued operations		**17,564**	22,841
Attributable to continuing operations reported in the consolidated income statement		**10,502**	840
		28,066	23,681

Various government grants have been received for the modification of sewage treatment plant and energy saving improvement project from the local government authorities in Henan province, Mainland China, in the form of cash. Government grants received for which the related expenditure has not yet been undertaken are included in deferred income in the balance sheet. There are no unfulfilled conditions or contingencies relating to these grants.

31st December, 2008

9. OTHER LOSSES

	Notes	Group 2008 US$'000	Group 2007 US$'000
Impairment of items of property, plant and equipment	19	–	29,044
Impairment of interests in jointly-controlled entities	24	–	10,558
Loss on disposal of items of property, plant and equipment		**904**	–
		904	39,602

All of the other losses above were attributable to discontinued operations (note 17) during the current and prior years.

10. FINANCE COSTS

	Group 2008 US$'000	Group 2007 US$'000
Interest expense on bank loans wholly repayable within five years	**24,677**	40,137
Attributable to discontinued operations *(note 17)*	**18,909**	28,797
Attributable to continuing operations reported in the consolidated income statement	**5,768**	11,340
	24,677	40,137

11. PROFIT/(LOSS) BEFORE TAX

The Group's profit/(loss) before tax is arrived at after charging/(crediting):

		Group	
	Notes	**2008 US$'000**	2007 US$'000
Auditors' remuneration		**526**	805
Depreciation	19	**22,818**	53,779
Amortisation of land lease prepayments	21	**976**	2,369
Impairment/(write-back of impairment) of accounts receivable	31	**(1,544)**	417
Write-down of inventories to net realisable value		**–**	798
Loss/(gain) on disposal of items of property, plant and equipment, net		**840**	(3,808)
Minimum lease payments under operating leases:			
Land and buildings		**1,987**	3,968
Plant and machinery		**993**	1,950
		2,980	5,918
Impairment of livestock		**–**	326
Foreign exchange differences, net		**3,258**	(9,323)
Employee benefits expense (including directors' remuneration – see *note 12*):			
Wages and salaries		**73,192**	134,593
Pension scheme contributions		**5,384**	7,940
		78,576	142,533
Rental income		**(495)**	(779)

The disclosures presented in this note for the years ended 31st December, 2007 and 2008 included those amounts charged/credited in respect of discontinued operations.

31st December, 2008

12. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2008	2007
	US$'000	US$'000
Fees	**89**	93
Other emoluments:		
Salaries, allowances and benefits in kind	**2,586**	2,755
Pension scheme contributions	**2**	1
	2,588	2,756
	2,677	2,849

No share options were granted to the directors in respect of their services to the Group during the year (2007: Nil).

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	2008	2007
	US$'000	US$'000
Mr. Kowit Wattana *(resigned on 29th July, 2008)*	**18**	31
Mr. Sombat Deo-isres	**31**	31
Mr. Ma Chiu Cheung, Andrew	**31**	31
Mr. Sakda Thanitcul *(appointed on 8th September, 2008)*	**9**	–
	89	93

There were no other emoluments payable to the independent non-executive directors during the year (2007: Nil).

12. DIRECTORS' REMUNERATION (continued)

(b) Executive directors

	Fees *US$'000*	Salaries, allowances and benefits in kind *US$'000*	Pension scheme contributions *US$'000*	Total remuneration *US$'000*
2008				
Mr. Sumet Jiaravanon	–	256	–	256
Mr. Dhanin Chearavanont	–	103	–	103
Mr. Thirayut Phitya-Isarakul *(appointed on 8th September, 2008 and resigned on 20th October, 2008)*	–	–	–	–
Mr. Thanakorn Seriburi	–	528	–	528
Mr. Meth Jiaravanont	–	80	–	80
Mr. Anan Athigapanich *(resigned on 8th September, 2008)*	–	569	–	569
Mr. Damrongdej Chalongphuntarat *(resigned on 8th September, 2008)*	–	509	–	509
Mr. Robert Ping-Hsien Ho	–	17	1	18
Mr. Bai Shanlin *(resigned on 8th September, 2008)*	–	394	–	394
Mr. Soopakij Chearavanont	–	–	–	–
Mr. Nopadol Chiaravanont	–	–	–	–
Mr. Benjamin Jiaravanon	–	–	–	–
Mr. Narong Chearavanont	–	–	–	–
Mr. Chatchaval Jiaravanon *(appointed on 8th September, 2008)*	–	–	–	–
Mr. Suphachai Chearavanont *(appointed on 20th October, 2008)*	–	–	–	–
Mr. Pang Siu Chik *(appointed on 8th September, 2008)*	–	130	1	131
	–	2,586	2	2,588

12. DIRECTORS' REMUNERATION (continued)

(b) Executive directors (continued)

	Fees US$'000	Salaries, allowances and benefits in kind US$'000	Pension scheme contributions US$'000	Total remuneration US$'000
2007				
Mr. Sumet Jiaravanon	–	404	–	404
Mr. Dhanin Chearavanont	–	167	–	167
Mr. Thanakorn Seriburi	–	455	–	455
Mr. Meth Jiaravanont	–	120	–	120
Mr. Anan Athigapanich	–	567	–	567
Mr. Damrongdej Chalongphuntarat	–	536	–	536
Mr. Robert Ping-Hsien Ho	–	75	1	76
Mr. Bai Shanlin	–	431	–	431
Mr. Soopakij Chearavanont	–	–	–	–
Mr. Nopadol Chiaravanont	–	–	–	–
Mr. Benjamin Jiaravanon	–	–	–	–
Mr. Narong Chearavanont	–	–	–	–
	–	2,755	1	2,756

There was no arrangement under which a director waived or agreed to waive any remuneration during the year (2007: Nil).

13. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2007: five) directors, details of whose remuneration are set out in note 12 above. The remuneration of the remaining non-director, highest paid employee for the year was analysed as follows:

	Group	
	2008	2007
	US$'000	*US$'000*
Salaries, allowances and benefits in kind	**420**	–

The remuneration of the non-director, highest paid employee fell within the band of US$385,000 to US$449,000 (equivalent to HK$3,000,001 to HK$3,500,000).

14. SEGMENT INFORMATION

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

Continuing operations

(a) The biochemical segment represents the manufacture and sale of chlortetracycline products;

(b) The industrial business segment represents the manufacture and sale of motorcycles and automobile accessories and trading of machinery through jointly-controlled entities; and

(c) The investment and property holding segment represents leasing offices owned by the Group and acts as the investment holdings of the group companies.

Discontinued operations

(a) The feedmill and poultry segment represents feedmill and poultry operations and the trading of agricultural products; and

(b) The investment and property holding segment represents leasing offices owned by the Group and acts as the investment holdings of the group companies.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

14. SEGMENT INFORMATION (continued)

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31st December, 2008 and 2007.

Group

	Continuing Operations				Discontinued Operations			
	Manufacture and sale of chlortetracycline products US$'000	Manufacture and sale of motorcycles and automobile accessories and trading of machinery* US$'000	Investment and property holding US$'000	Total US$'000	Feedmill and poultry operations and trading of agricultural products US$'000	Investment and property holding US$'000	Total US$'000	Consolidated US$'000
2008								
Segment revenue:								
Total sales	65,744	-	722	66,466	1,242,723	-	1,242,723	1,309,189
Intersegment sales	(1,300)	-	(674)	(1,974)	(98,054)	-	(98,054)	(100,028)
Sales to external customers	64,444	-	48	64,492	1,144,669	-	1,144,669	1,209,161
Segment results	(1,567)	(4,115)	(6,703)	(12,385)	35,931	77	36,008	23,623
Other income	427	16	9,921	10,364	-	-	-	10,364
Other losses	-	-	-	-	(904)	-	(904)	(904)
Interest income				138			4,177	4,315
Gain on disposal of subsidiaries				-			13,387	13,387
Finance costs				(5,768)			(18,909)	(24,677)
Share of profits and losses of jointly-controlled entities	-	10,660	-	10,660	6,032	-	6,032	16,692
Share of profits and losses of associates	-	-	-	-	2,104	-	2,104	2,104
Profit before tax				3,009			41,895	44,904
Tax				(30)			(3,581)	(3,611)
Profit for the year				2,979			38,314	41,293

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

14. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

	Continuing Operations				Discontinued Operations			
	Manufacture and sale of chlortetracycline products US$'000	Manufacture and sale of motorcycles and automobile accessories and trading of machinery* US$'000	Investment and property holding US$'000	Total US$'000	Feedmill and poultry operations and trading of agricultural products US$'000	Investment and property holding US$'000	Total US$'000	Consolidated US$'000
2007								
Segment revenue:								
Total sales	66,946	-	971	67,917	2,440,837	-	2,440,837	2,508,754
Intersegment sales	(38)	-	(961)	(999)	(222,983)	-	(222,983)	(223,982)
Sales to external customers	66,908	-	10	66,918	2,217,854	-	2,217,854	2,284,772
Segment results	(559)	(2,167)	(2,745)	(5,471)	68,349	123	68,472	63,001
Other income	-	-	559	559	19,371	-	19,371	19,930
Other losses	-	-	-	-	(39,602)	-	(39,602)	(39,602)
Interest income				281			3,470	3,751
Finance costs				(11,340)			(28,797)	(40,137)
Share of profits and losses of jointly-controlled entities	-	7,992	-	7,992	(4,515)	-	(4,515)	3,477
Share of profits and losses of associates	-	-	-	-	3,397	-	3,397	3,397
Profit/(loss) before tax				(7,979)			21,796	13,817
Tax				(934)			(8,726)	(9,660)
Profit/(loss) for the year				(8,913)			13,070	4,157

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

31st December, 2008

14. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

	Continuing Operations				Discontinued Operations			
	Manufacture and sale of chlortetracycline products US$'000	Manufacture and sale of motorcycles and automobile accessories and trading of machinery* US$'000	Investment and property holding US$'000	Total US$'000	Feedmill and poultry operations and trading of agricultural products US$'000	Investment and property holding US$'000	Total US$'000	Consolidated US$'000
2008								
Interests in jointly-controlled entities	-	65,473	-	65,473	-	-	-	65,473
Segment assets	68,517	10,427	21,031	99,975	-	-	-	99,975
Unallocated assets				316			-	316
Total assets				165,764			-	165,764
Segment liabilities	23,372	1,091	3,768	28,231	-	-	-	28,231
Unallocated liabilities				20,717			-	20,717
Total liabilities				48,948			-	48,948
Other segment information:								
Additions to property, plant and equipment and land lease prepayments	1,503	274	26	1,803	11,068	-	11,068	12,871
Depreciation and amortisation	4,370	169	270	4,809	18,973	12	18,985	23,794

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

14. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

	Continuing Operations				Discontinued Operations			
	Manufacture and sale of chlortetracycline products	Manufacture and sale of motorcycles and automobile accessories and trading of machinery*	Investment and property holding	Total	Feedmill and poultry operations and trading of agricultural products	Investment and property holding	Total	Consolidated
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
2007								
Interests in jointly-controlled entities	-	56,523	-	56,523	(4,357)	-	(4,357)	52,166
Interests in associates	-	-	-	-	27,642	-	27,642	27,642
Segment assets	63,281	4,539	11,618	79,438	892,484	9,675	902,159	981,597
Unallocated assets				-			153	153
Total assets				135,961			925,597	1,061,558
Segment liabilities	14,846	3,276	10	18,132	367,142	105	367,247	385,379
Unallocated liabilities				25,506			537,471	562,977
Total liabilities				43,638			904,718	948,356
Other segment information:								
Additions to property, plant and equipment and land lease prepayments	317	216	37	570	44,804	-	44,804	45,374
Depreciation and amortisation	2,128	199	303	2,630	53,489	29	53,518	56,148
Impairment of items of property, plant and equipment	-	-	-	-	29,044	-	29,044	29,044

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

31st December, 2008

14. SEGMENT INFORMATION (continued)

(b) Geographical segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's geographical segments for the years ended 31st December, 2008 and 2007.

Group

	Continuing Operations			Discontinued Operations			
	Hong Kong US$'000	Mainland China US$'000	Total US$'000	Hong Kong US$'000	Mainland China US$'000	Total US$'000	Consolidated US$'000
2008							
Segment revenue:							
Total sales	722	65,744	66,466	-	1,242,723	1,242,723	1,309,189
Intersegment sales	(674)	(1,300)	(1,974)	-	(98,054)	(98,054)	(100,028)
Sales to external customers	48	64,444	64,492	-	1,144,669	1,144,669	1,209,161
Segment results	(6,703)	(5,682)	(12,385)	77	35,931	36,008	23,623
Other income	427	9,937	10,364	-	-	-	10,364
Other losses	-	-	-	-	(904)	(904)	(904)
Interest income			138			4,177	4,315
Gain on disposal of subsidiaries			-			13,387	13,387
Finance costs			(5,768)			(18,909)	(24,677)
Share of profits and losses of jointly-controlled entities	-	10,660	10,660	-	6,032	6,032	16,692
Share of profits and losses of associates	-	-	-	-	2,104	2,104	2,104
Profit before tax			3,009			41,895	44,904
Tax			(30)			(3,581)	(3,611)
Profit for the year			2,979			38,314	41,293

14. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

	Continuing Operations			Discontinued Operations			
	Hong Kong US$'000	Mainland China US$'000	Total US$'000	Hong Kong US$'000	Mainland China US$'000	Total US$'000	Consolidated US$'000
2007							
Segment revenue:							
Total sales	971	66,946	67,917	-	2,440,837	2,440,837	2,508,754
Intersegment sales	(961)	(38)	(999)	-	(222,983)	(222,983)	(223,982)
Sales to external customers	10	66,908	66,918	-	2,217,854	2,217,854	2,284,772
Segment results	(2,745)	(2,726)	(5,471)	123	68,349	68,472	63,001
Other income	559	-	559	-	19,371	19,371	19,930
Other losses	-	-	-	-	(39,602)	(39,602)	(39,602)
Interest income			281			3,470	3,751
Finance costs			(11,340)			(28,797)	(40,137)
Share of profits and losses of jointly-controlled entities	-	7,992	7,992	-	(4,515)	(4,515)	3,477
Share of profits and losses of associates	-	-	-	-	3,397	3,397	3,397
Profit/(loss) before tax			(7,979)			21,796	13,817
Tax			(934)			(8,726)	(9,660)
Profit/(loss) for the year			(8,913)			13,070	4,157

31st December, 2008

14. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

	Continuing Operations			Discontinued Operations			
	Hong Kong US$'000	Mainland China US$'000	Total US$'000	Hong Kong US$'000	Mainland China US$'000	Total US$'000	Consolidated US$'000
2008							
Interests in jointly-controlled entities	–	65,473	65,473	–	–	–	65,473
Segment assets	21,031	78,944	99,975	–	–	–	99,975
Unallocated assets			316			–	316
Total assets			165,764			–	165,764
Segment liabilities	3,768	24,463	28,231	–	–	–	28,231
Unallocated liabilities			20,717			–	20,717
Total liabilities			48,948			–	48,948
Other segment information:							
Additions to property, plant and equipment and land lease prepayments	26	1,777	1,803	–	11,068	11,068	12,871
Depreciation and amortisation	270	4,539	4,809	12	18,973	18,985	23,794

14. SEGMENT INFORMATION (continued)

(b) Geographical segments (continued)

	Continuing Operations			Discontinued Operations			
	Hong Kong US$'000	Mainland China US$'000	Total US$'000	Hong Kong US$'000	Mainland China US$'000	Total US$'000	Consolidated US$'000
2007							
Interests in jointly-controlled entities	–	56,523	56,523	–	(4,357)	(4,357)	52,166
Interests in associates	–	–	–	–	27,642	27,642	27,642
Segment assets	11,618	67,820	79,438	9,675	892,484	902,159	981,597
Unallocated assets			–			153	153
Total assets			135,961			925,597	1,061,558
Segment liabilities	10	18,122	18,132	105	367,142	367,247	385,379
Unallocated liabilities			25,506			537,471	562,977
Total liabilities			43,638			904,718	948,356
Other segment information:							
Additions to property, plant and equipment and land lease prepayments	37	533	570	–	44,804	44,804	45,374
Depreciation and amortisation	303	2,327	2,630	29	53,489	53,518	56,148
Impairment of items of property, plant and equipment	–	–	–	–	29,044	29,044	29,044

15. TAX

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the year (2007: Nil).

In accordance with the relevant tax rules and regulations in the PRC, certain of the Company's PRC subsidiaries, jointly-controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly-controlled entities and associates are subject to income tax at the rate of 25% on their taxable income according to PRC Enterprises Income Tax Law with effect from 1st January, 2008 (2007: 15% to 33%).

	Group	
	2008	2007
	US$'000	*US$'000*
Group:		
Charge for the year – Mainland China	**3,611**	7,755
Deferred tax – Mainland China *(note 28)*	**–**	1,905
Total tax charge for the year	**3,611**	9,660

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the provinces/districts in which the Company and its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable tax rates, are as follows:

	2008		2007	
	US$'000	**%**	*US$'000*	%
Profit before tax (including profit from discontinued operations)	**44,904**		13,817	
Expected tax charge/(credit) at the domestic tax rates applicable in the specific provinces/districts, net	**7,929**	**17.7**	(2,618)	(18.9)
Income not subject to tax	**(8,906)**	**(19.8)**	(10,843)	(78.5)
Expenses not deductible for tax	**2,071**	**4.6**	15,078	109.0
Tax exemptions or reductions	**(4,429)**	**(9.9)**	(5,270)	(38.1)
Tax losses of subsidiaries not recognised	**6,946**	**15.4**	13,318	96.4
Profits and losses attributable to jointly-controlled entities and associates	**–**	**–**	(5)	–
Tax charge at the Group's effective rate	**3,611**	**8.0**	9,660	69.9

15. TAX (continued)

Represented by:

	Group	
	2008	2007
	US$'000	*US$'000*
Tax charge attributable to discontinued operations *(note 17)*	**3,581**	8,726
Tax charge attributable to continuing operations reported in the consolidated income statement	**30**	934
Total tax charge for the year	**3,611**	9,660

The share of tax attributable to jointly-controlled entities and associates amounting to US$3,116,000 (2007: US$515,000) and US$383,000 (2007: US$385,000) respectively, is included in "Share of profits and losses of jointly-controlled entities and associates" on the face of the consolidated income statement.

16. PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated profit attributable to equity holders of the Company for the year ended 31st December, 2008 including a loss of US$73,252,000 (2007: profit of US$14,386,000) which has been dealt with in the financial statements of the Company (note 37(b)).

17. DISCONTINUED OPERATIONS

During the year, the Company entered into an agreement to dispose its equity interest in Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), Chia Tai (China) Investment Co., Ltd., C.T. Progressive (Investment) Ltd. and Wide Master Investment Limited and their subsidiaries, jointly-controlled entities and associates (collectively the "Disposed Group") including the advances made by the Company to CT Agro of approximately US$119,656,000 to its related company, CP China Investment Limited (the "Purchaser") which was beneficially owned by the controlling shareholders of the Company for a cash consideration of US$102,800,000, resulting a gain on disposal of subsidiaries of US$13,387,000.

The Disposed Group was engaged in feedmill and poultry operations and trading of agricultural products and was a separate business segment in Mainland China. The sale of the agribusiness has been approved by the independent shareholders of the Company on 19th June, 2008. As at 31st December, 2008, no assets or liabilities of the Group were attributable to discontinued operations.

17. DISCONTINUED OPERATIONS (continued)

The results of the Disposed Group for the period up to date of disposal are presented below:

	2008 US$'000 (unaudited)	2007 US$'000 (unaudited)
Revenue	**1,144,669**	2,217,854
Cost of sales	**(1,015,504)**	(1,984,336)
Gross profit	**129,165**	233,518
Selling and distribution costs	**(37,014)**	(79,816)
General and administrative expenses	**(56,143)**	(85,230)
Other income	**4,177**	22,841
Other losses	**(904)**	(39,602)
Finance costs	**(18,909)**	(28,797)
Share of profits and losses of:		
Joint-controlled entities	**6,032**	(4,515)
Associates	**2,104**	3,397
Profit from discontinued operations	**28,508**	21,796
Gain on disposal of the Disposed Group	**13,387**	–
Profit before tax from discontinued operations	**41,895**	21,796
Tax	**(3,581)**	(8,726)
Profit for the year from discontinued operations	**38,314**	13,070
Attributable to:		
Equity holders of the Company	**41,385**	12,639
Minority interests	**(3,071)**	431
	38,314	13,070

17. DISCONTINUED OPERATIONS (continued)

The net cash flows incurred by discontinued operations are as follows:

	2008 US$'000	2007 US$'000
Operating activities	(9,834)	(52,143)
Investing activities	(15,203)	4,670
Financing activities	20,774	70,401
Net cash inflow/(outflow)	(4,263)	22,928
Earnings per share:		
Basic, from discontinued operations	US cents 1.432	US cent 0.437
Diluted, from discontinued operations	N/A	N/A

The calculation of the basic earnings per share from discontinued operations is based on:

	2008	2007
Profit attributable to ordinary equity holders of the Company from discontinued operations	US$41,385,000	US$12,639,000
Number of ordinary shares in issue during the year used in the basic earnings per share calculation	2,889,730,786	2,889,730,786

Diluted earnings per share for the year ended 31st December, 2007 and 2008 has not been disclosed as no diluting events existed during those years.

31st December, 2008

18. EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings/(loss) per share is based on the profit/(loss) for the year attributable to ordinary equity holders of the Company and 2,889,730,786 (2007: 2,889,730,786) ordinary shares of the Company in issue during the year.

The calculation of basic earnings/(loss) per share is based on the following:

	2008 US$'000	2007 US$'000
Earnings/(loss)		
Profit/(loss) attributable to ordinary equity holders of the Company, used in the basic earnings/(loss) per share calculation:		
From continuing operations	**3,856**	(10,152)
From discontinued operations	**41,385**	12,639
	45,241	2,487

Diluted earnings/(loss) per share for the year has not been disclosed as no diluting events existed during the year.

19. PROPERTY, PLANT AND EQUIPMENT

Group

	2008							
	Office premises in Hong Kong US$'000	Office premises in Mainland China US$'000	Industrial buildings in Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
At beginning of year	14,464	6,022	336,012	629,475	83,373	26,582	6,552	1,102,480
Additions	–	–	979	224	1,622	754	8,855	12,434
Disposals	–	–	(930)	(2,021)	(2,774)	(1,233)	(121)	(7,079)
Revaluation	(3,462)	2,097	–	–	–	–	–	(1,365)
Transfer in/(out)	–	5,025	(5,025)	4,290	345	64	(4,699)	–
Transfer from/(to) investment properties *(note 20)*	2,256	–	(409)	–	–	–	–	1,847
Disposal of subsidiaries *(note 40)*	–	(7,627)	(324,270)	(594,310)	(82,368)	(25,608)	(10,366)	(1,044,549)
Exchange realignment	–	–	8,987	16,370	4,793	875	262	31,287
At end of year	13,258	5,517	15,344	54,028	4,991	1,434	483	95,055
Accumulated depreciation and impairment losses:								
At beginning of year	–	–	160,720	438,039	53,715	19,839	–	672,313
Depreciation provided during the year *(note 11)*	–	–	6,140	13,118	2,669	891	–	22,818
Disposals	–	–	–	(1,043)	(909)	(1,062)	–	(3,014)
Transfer to investment properties *(note 20)*	–	–	(57)	–	–	–	–	(57)
Disposal of subsidiaries *(note 40)*	–	–	(168,961)	(436,856)	(55,406)	(19,154)	–	(680,377)
Exchange realignment	–	–	8,052	16,092	4,234	644	–	29,022
At end of year	–	–	5,894	29,350	4,303	1,158	–	40,705
Net book value:								
At end of year	13,258	5,517	9,450	24,678	688	276	483	54,350
At beginning of year	14,464	6,022	175,292	191,436	29,658	6,743	6,552	430,167

31st December, 2008

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Group

	2007							
	Office premises in Hong Kong US$'000	Office premises in Mainland China US$'000	Industrial buildings in Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
At beginning of year	12,297	5,068	298,576	568,119	77,359	26,590	33,819	1,021,828
Additions	–	–	7,856	11,073	3,705	2,488	19,258	44,380
Disposals	–	–	(12,096)	(15,480)	(4,598)	(4,394)	–	(36,568)
Revaluation	3,595	600	–	–	–	–	–	4,195
Transfer in/(out)	–	–	20,660	25,475	1,600	263	(47,998)	–
Transfer to investment properties (*note 20*)	(1,428)	–	–	–	–	–	–	(1,428)
Exchange realignment	–	354	21,016	40,288	5,307	1,635	1,473	70,073
At end of year	14,464	6,022	336,012	629,475	83,373	26,582	6,552	1,102,480
Accumulated depreciation and impairment losses:								
At beginning of year	–	–	128,675	376,518	49,500	19,402	–	574,095
Depreciation provided during the year (*note 11*)	–	318	16,392	30,736	3,716	2,617	–	53,779
Impairment losses provided during the year	–	–	13,302	14,706	784	252	–	29,044
Disposals	–	–	(6,873)	(10,972)	(3,653)	(3,655)	–	(25,153)
Revaluation	–	(318)	–	–	–	–	–	(318)
Exchange realignment	–	–	9,224	27,051	3,368	1,223	–	40,866
At end of year	–	–	160,720	438,039	53,715	19,839	–	672,313
Net book value:								
At end of year	14,464	6,022	175,292	191,436	29,658	6,743	6,552	430,167
At beginning of year	12,297	5,068	169,901	191,601	27,859	7,188	33,819	447,733

19. PROPERTY, PLANT AND EQUIPMENT (continued)

The Group's office premises and industrial buildings are analysed as follows:

	Hong Kong	Mainland China	Total
	US$'000	*US$'000*	*US$'000*
Cost or valuation:			
Long term leases	13,258	–	13,258
Medium term leases	–	20,861	20,861
	13,258	20,861	34,119

An analysis of the cost or valuation of the property, plant and equipment as at 31st December, 2008 is as follows:

	Valuation	Cost	Total
	US$'000	*US$'000*	*US$'000*
Office premises in Hong Kong	13,258	–	13,258
Office premises in Mainland China	5,517	–	5,517
Industrial buildings in Mainland China	–	15,344	15,344
Plant and machinery	–	54,028	54,028
Furniture, fixtures and equipment	–	4,991	4,991
Motor vehicles and transport facilities	–	1,434	1,434
Construction in progress	–	483	483

The office premises in Hong Kong are held under long term leases. The properties were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market, existing use basis, at 31st December, 2008.

Had the Group's office premises in Hong Kong been stated at cost less accumulated depreciation, the carrying amount of the premises at 31st December, 2008 would have been US$1,341,000 (2007: US$1,394,000).

The office premises in Mainland China are held under medium term leases and were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on a depreciated replacement cost basis, at 31st December, 2008.

Had the Group's office premises in Mainland China been stated at cost less accumulated depreciation, the carrying amount of the premises at 31st December, 2008 would have been US$5,025,000 (2007: US$3,141,000).

The industrial buildings in Mainland China are held under medium term leases.

31st December, 2008

19. PROPERTY, PLANT AND EQUIPMENT (continued)

In the prior year, certain of the Group's buildings and plant and machinery in Mainland China were pledged as securities for interest-bearing bank loans as further detailed in note 35 to the financial statements.

The Group carried out reviews of the recoverable amounts of its property, plant and machinery in 2007 and 2008, having regard to its ongoing improvement of product lines and the market conditions of the Group's products. In the prior year, these assets were used in the Group's feedmill and poultry operations and trading of agricultural products segment. The reviews led to the recognition of an impairment loss arising from suspension of production lines and obsolescence of property, plant and machinery amounting US$29,044,000, that has been recognised in the consolidated income statement. No impairment loss was noted arising from the continuing biochemical operations as at 31st December, 2008.

In the prior year, the recoverable amounts of property, plant and equipment cash-generating units had been determined based on a value in use calculation using cash flow projections according to financial budgets covering a five-year period approved by senior management. The discount rate applied to the cash flow projections was 5.81%, which is the cost of capital of the Group.

Key assumptions were used in the value in use calculation of property, plant and equipment cash-generating units for the years ended 31st December, 2008 and 2007. The following describes each key assumption on which management had based its cash flow projections to undertake impairment testing of property, plant and equipment.

Budgeted gross margin – The basis used to determine the value assigned to the budgeted gross margins was the average gross margin achieved in the year immediately before the budget year and increased for expected efficiency improvements in production.

Discount rate – The discount rate used was before tax and reflects specific risks relating to the relevant units.

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	Furniture, fixtures and equipment	
	2008	2007
	US$'000	*US$'000*
Cost:		
At beginning of year	**1,220**	1,183
Additions	**26**	37
Disposals	**(17)**	–
At end of year	**1,229**	1,220
Accumulated depreciation:		
At beginning of year	**864**	581
Depreciation provided during the year	**274**	283
Disposals	**(17)**	–
At end of year	**1,121**	864
Net book value:		
At end of year	**108**	356
At beginning of year	**356**	602

31st December, 2008

20. INVESTMENT PROPERTIES

	Group 2008 US$'000	Group 2007 US$'000
Long term lease in Hong Kong, at valuation:		
At beginning of year	**2,256**	269
Transfers from/(to) owner-occupied properties *(note 19)*	**(2,256)**	1,428
Net gain from a fair value adjustment*	**–**	559
At end of year	**–**	2,256
Medium term leases in Mainland China, at valuation:		
At beginning of year	**4,455**	3,860
Transfers from owner-occupied properties *(note 19)*	**352**	–
Net gain from a fair value adjustment*	**211**	323
Disposal of subsidiaries *(note 40)*	**(4,455)**	–
Exchange realignment	**–**	272
At end of year	**563**	4,455
	563	6,711

* Total fair value gain credited to the consolidated income statement during the year was US$211,000 (2007: US$882,000 (note 8)).

The investment property in Hong Kong is held under a long term lease. The property was revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market basis, at 31st December, 2008.

The investment properties in Mainland China are held under medium term leases. The properties were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on a depreciated replacement cost basis, at 31st December, 2008.

Details of the investment properties as at the balance sheet date are as follows:

Location	**Use**
Flats 1401A and 1402C, Block 4, Beijing Jing Hua Apartment	Residential units for rental

20. INVESTMENT PROPERTIES (continued)

Details of the investment properties, disposed of during the year, as at the date of disposal are as follows:

Location	Use
Portions of Block 1, 12/F, Guang Hua Chang An Da Xia, Jiangguomenneidajie, Beijing, the PRC	Office premises for rental
Laocheng Development Zone, Chengmai County, Hainan Province, the PRC	Industrial buildings for rental
Dahualing, Wuhan Jiang Xia District, Hubei Province, the PRC	Industrial buildings for rental

21. LAND LEASE PREPAYMENTS

	Group	
	2008	2007
	US$'000	*US$'000*
At beginning of year	**50,558**	48,731
Additions	**437**	994
Disposals	**(166)**	(255)
Amortisation during the year *(note 11)*	**(976)**	(2,369)
Disposal of subsidiaries *(note 40)*	**(50,401)**	–
Exchange realignment	**2,142**	3,457
At end of year	**1,594**	50,558

The land lease prepayments are held on a medium term basis and the leasehold land is situated in Mainland China.

In the prior year, certain of the Group's land lease prepayments were pledged as security for interest-bearing bank loans as further detailed in note 35 to the financial statements.

31st December, 2008

22. NON-CURRENT LIVESTOCK

	Group	
	2008	2007
	US$'000	US$'000
Livestock:		
at fair value	–	20,240
at cost	–	2,852
	–	23,092

	Number of pigs	
Physical quantity of pigs:		
Progeny pigs	–	117,578
Breeder pigs	–	18,319
	–	135,897

In the prior year, the Group's non-current livestock comprised progeny and breeder pigs owned by subsidiaries. The progeny pigs were raised for sale. The breeder pigs were held to produce more of progeny pigs. The fair value was determined based on the selling prices approximating to those at the year end. Significant assumptions made in determining the fair value of the livestock were:

(i) progeny pigs aged up to 17 weeks were valued at cost as no active or liquid markets exist for these pigs; and

(ii) progeny pigs aged 18 weeks and above and breeder pigs were valued at fair value less estimated point-of-sale costs.

23. INVESTMENTS IN SUBSIDIARIES

	Company	
	2008	2007
	US$'000	*US$'000*
Unlisted shares, at cost	**24,117**	171,069
Impairment #	**–**	(88,400)
	24,117	82,669

\# In the prior year, an impairment of US$88,400,000 was recognised for certain unlisted investments with a carrying amount of US$328,715,000 because the recoverable amounts of these subsidiaries were less than their investment costs. These subsidiaries were disposed of during the year ended 31st December, 2008.

The amounts due from and to subsidiaries included in the Company's current assets and current liabilities of US$28,811,000 (2007: US$181,636,000) and US$59,211,000 (2007: US$83,560,000) respectively, are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the Company's principal subsidiaries are presented on pages 142 to 158 of the financial statements.

31st December, 2008

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group	
	2008	2007
	US$'000	*US$'000*
Unlisted investments:		
Share of net assets	**65,473**	45,294
Due from jointly-controlled entities	**–**	47,891
Due to jointly-controlled entities	**–**	(28,795)
	65,473	64,390
Impairment #	**–**	(12,224)
	65,473	52,166

\# In the prior years, an impairment was recognised for certain unlisted investments with a carrying amount of US$12,224,000 because the recoverable amounts of these jointly-controlled entities were less than their investment costs. An impairment of US$10,558,000 was provided during the year ended 31st December, 2007 and such investments were disposed of during the year.

In the prior year, the amounts due from and to jointly-controlled entities were unsecured, interest-free and had no fixed terms of repayment. The carrying amounts of the amounts due from and to jointly-controlled entities approximated to their fair values.

Particulars of the jointly-controlled entities are presented on pages 159 to 162 of the financial statements.

A significant number of the Group's interests in jointly-controlled entities are Sino-foreign joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these joint ventures are set out in note 38 to the financial statements.

Under the terms of the joint venture agreements for these jointly-controlled entities in Mainland China, the Group is entitled to receive its attributable share of net assets upon liquidation of these jointly-controlled entities.

24. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

The following summary of the financial information, prepared on a combined 100% basis, presents the combined financial position and results of operations of all jointly-controlled entities involved in the agri-business and industrial business at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2008 and 2007:

	2008		2007	
	Agri-business in Mainland China*	**Industrial business in Mainland China**	Agri-business in Mainland China*	Industrial business in Mainland China
	US$'000	***US$'000***	*US$'000*	*US$'000*
Property, plant and equipment and land lease prepayments	–	**70,998**	64,271	59,318
Available-for-sale investments	–	**3,480**	10,590	202
Long term receivables and other assets	–	**2,593**	1,638	348
Current assets	–	**274,612**	94,557	207,740
Current liabilities	–	**(207,326)**	(206,646)	(144,388)
Net current assets/(liabilities)	–	**67,286**	(112,089)	63,352
Non-current liabilities	–	**(782)**	(13,042)	(152)
Net assets/(liabilities)	–	**143,575**	(48,632)	123,068
Shareholders' funds	–	**143,434**	(48,632)	122,982
Minority interests	–	**141**	–	86
	–	**143,575**	(48,632)	123,068
Revenue	**226,017**	**516,090**	449,316	367,769
Profit/(loss) before tax	**15,008**	**21,594**	(3,720)	17,635
Tax	**(510)**	**(8,480)**	(1,218)	(3,339)
Profit/(loss) for the year	**14,498**	**13,114**	(4,938)	14,296
Minority interests' share of profits and losses	**(1,857)**	**(68)**	–	(29)
Profit/(loss) attributable to shareholders	**12,641**	**13,046**	(4,938)	14,267
The Group's proportionate share of profits and losses after tax for the year	**6,032**	**10,660**	(4,515)	7,992

* The results of the share of profits and losses of jointly-controlled entities engaging in agribusiness in Mainland China were included in discontinued operations during the year.

31st December, 2008

25. INTERESTS IN ASSOCIATES

	Group 2008 US$'000	Group 2007 US$'000	Company 2008 US$'000	Company 2007 US$'000
Unlisted investments:				
At cost	–	–	–	15,000
Share of net assets	–	11,684	–	–
Impairment	–	–	–	(15,000)
	–	11,684	–	–
Due from associates	–	15,958	–	14,773
Impairment #	–	–	–	(14,773)
	–	27,642	–	–

\# In the prior years, an impairment was recognised for certain associates with a carrying amount of US$29,773,000 because the recoverable amounts of these associates were less than their investment costs. An impairment of US$15,000,000 was provided during the year ended 31st December, 2007 and such investments were disposed of during the year.

In the prior year, the amounts due from associates were unsecured, interest-free and had no fixed terms of repayment. The carrying amounts of these amounts due from and to associates approximated to their fair values.

Particulars of the associates are presented on page 163 of the financial statements.

The associates in which the Group has interests were joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these associates are set out in note 38 to the financial statements.

Under the terms of the joint venture agreements, the Group was entitled to receive its attributable share of net assets upon liquidation of the associates.

25. INTERESTS IN ASSOCIATES (continued)

The following summary of financial information, prepared on a combined 100% basis, presents the combined financial position and results of operations of all associates involved in the agribusiness at the balance sheet date, accounted for by the Group using the equity method, for the years ended 31st December, 2008 and 2007:

	Agri-business in Mainland China*	
	2008	2007
	US$'000	*US$'000*
Property, plant and equipment and land lease prepayments	–	10,382
Long term receivables and other assets	–	9,339
Current assets	–	54,328
Current liabilities	–	(23,183)
Net current assets	–	31,145
Net assets	–	50,866
Shareholders' funds	–	49,885
Minority interests	–	981
	–	50,866

	2008	2007
	US$'000	*US$'000*
Revenue	**78,561**	147,778
Profit before tax	**5,344**	7,639
Tax	**(972)**	(770)
Profit for the year	**4,372**	6,869
Minority interests' share of profits	**(164)**	(75)
Profit attributable to shareholders	**4,208**	6,794
Group's proportionate share of profits after tax for the year	**2,104**	3,397

* The results of associates engaging in agribusiness in Mainland China were included in discontinued operations during the year.

31st December, 2008

26. AVAILABLE-FOR-SALE INVESTMENTS

	Group	
	2008	2007
	US$'000	*US$'000*
Listed equity investments, at fair value	–	293
Unlisted equity investments, at cost	**251**	945
	251	1,238

During the year, the gross gain of the Group's available-for-sale investments recognised directly in equity amounted to US$99,000 (2007: US$75,000).

The fair values of listed equity investments are based on quoted market prices. The unlisted available-for-sale equity investments are stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors are of the opinion that their fair values cannot be measured reliably. The valuation requires the directors to make estimates about the expected future cash flows including proceeds on subsequent disposal of the investments. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated equity, are reasonable, and that they were the most appropriate values at the balance sheet date.

27. GOODWILL

	Group	
	2008	2007
	US$'000	*US$'000*
At 1st January, net of accumulated impairment	**2,928**	2,515
Acquisition of an additional interest in a subsidiary	–	413
Disposal of subsidiaries *(note 40)*	**(2,928)**	–
At 31st December, net of accumulated impairment	–	2,928

In the prior year, goodwill acquired through business combinations had been allocated to feedmill and poultry operations. The recoverable amount of this cash-generating unit had been determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management.

27. GOODWILL (continued)

The key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill are:

- Budgeted gross margins – The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year; and

- Raw material price inflation – The basis used to determine the value assigned to raw materials price inflation is the forecast price indices during the budget year for the regions from where raw materials are sourced.

28. DEFERRED TAX

Deferred tax assets

	Group	
	2008	2007
	US$'000	*US$'000*
At 1st January	**106**	2,011
Deferred tax charged to the consolidated income statement during the year *(note 15)*:		
Losses available for offsetting against future taxable profits	**–**	(1,905)
Disposal of subsidiaries *(note 40)*	**(106)**	–
	(106)	(1,905)
At 31st December	**–**	106

In the prior year, the deferred tax assets represented the tax effect of temporary differences on losses available for offsetting against future taxable profits of US$106,000.

31st December, 2008

28. DEFERRED TAX (continued)

Deferred tax liabilities

	Group	
	2008	2007
	US$'000	*US$'000*
At 1st January	–	–
Deferred tax charged directly to equity during the year	**1,449**	–
At 31st December	**1,449**	–

At the balance sheet date, the Group had unused tax losses arising in Hong Kong of US$116,758,000 (2007: US$237,672,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as it is not considered probable that taxable profits will be available against which the unused tax losses can be utilised.

At 31st December, 2008, no deferred tax has been recognised for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Group's subsidiaries, jointly-controlled entities and associates established in Mainland China. In the opinion of the directors, it is not probable that these subsidiaries, jointly-controlled entities and associates will distribute such earnings in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

29. CURRENT LIVESTOCK

	Group	
	2008	2007
	US$'000	*US$'000*
Breeder chicks	–	13,835
Hatchable eggs	–	3,407
Day-old chicks	–	17,798
	–	35,040
Impairment	–	(706)
	–	34,334

In the prior year, due to the generally short breeding and raising cycle of the chicks and because an active market did not exist, these livestock were classified as current assets and were stated at cost less impairment and a reconciliation of changes in the carrying amount of these biological assets between the beginning and the end of the current financial year was not presented.

30. INVENTORIES

	Group	
	2008	2007
	US$'000	*US$'000*
Raw materials	**1,661**	193,908
Work in progress	**4,277**	9,896
Finished goods	**12,651**	53,068
	18,589	256,872
Less: Write-down of inventories to net realisable value	–	(8,271)
	18,589	248,601

31. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

The Group normally grants a credit period of up to 60 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest-bearing. An aged analysis of the Group's accounts receivable, based on the invoice date, together with other receivables and deposits, is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	US$'000	*US$'000*	***US$'000***	*US$'000*
Less than 90 days	**8,624**	33,696	**–**	–
91 to 180 days	**139**	650	**–**	–
181 to 360 days	**–**	782	**–**	–
Over 360 days	**–**	1,529	**–**	–
	8,763	36,657	**–**	–
Impairment	**(89)**	(1,633)	**–**	–
	8,674	35,024	**–**	–
Other receivables and deposits	**2,324**	39,496	**490**	746
	10,998	74,520	**490**	746

The movements in provision for impairment of accounts receivable are as follows:

	Group	
	2008	2007
	US$'000	*US$'000*
At 1st January	**1,633**	1,216
Impairment losses recognised/(written back) during the year *(note 11)*	**(1,544)**	417
At 31st December	**89**	1,633

31. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS (continued)

Included in the above provision for impairment of accounts receivable is a provision for individually impaired accounts receivable of US$89,000 (2007: US$1,633,000) with a carrying amount of US$89,000 (2007: US$1,633,000). The individually impaired accounts receivable relate to customers that were in financial difficulties. The Group does not hold any collateral or other credit enhancements over these balances.

The aged analysis of the accounts receivable that are not considered to be impaired is as follows:

	Group	
	2008	2007
	US$'000	*US$'000*
Neither past due nor impaired	**8,624**	33,696
Less than 180 days past due	**50**	650
Over 180 days past due	**–**	678
	8,674	35,024

Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

32. DUE FROM/(TO) RELATED COMPANIES

The amounts due from and to related companies are unsecured, interest-free and have no fixed terms of repayment and arose, in the opinion of the directors, in the normal course of the Group's business activities. The carrying amounts of the amounts due from and to related companies approximate to their fair values.

31st December, 2008

33. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company	
	2008	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000
Time deposits	**9,071**	12,573	**5,001**	2,230
Less: Pledged time deposits for long term bank loans	**–**	(4,200)	**–**	–
	9,071	8,373	**5,001**	2,230
Cash and bank balances	**3,409**	74,479	**489**	1,081
Cash and cash equivalents	**12,480**	82,852	**5,490**	3,311

At the balance sheet date, the cash and bank balances and time deposits of the Group denominated in Renminbi ("RMB") amounted to US$1,748,000 (2007: US$81,259,000). The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default.

34. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

An aged analysis of the accounts payable as at the balance sheet date, based on the date of receipt of the respective goods, together with other payables and accrued expenses of the Group is as follows:

	Group		Company	
	2008	2007	**2008**	2007
	US$'000	*US$'000*	**US$'000**	*US$'000*
Less than 90 days	**11,156**	155,681	**–**	–
91 to 180 days	**2,368**	7,491	**–**	–
181 to 360 days	**57**	6,207	**–**	–
Over 360 days	**36**	4,046	**–**	–
	13,617	173,425	**–**	–
Other payables and accrued expenses	**9,160**	162,298	**835**	2,747
	22,777	335,723	**835**	2,747

Accounts payable are non-interest-bearing and are normally settled on 60-day terms. Other payables and accrued expenses are non-interest-bearing and have an average term of one month.

31st December, 2008

35. INTEREST-BEARING BANK LOANS

	2008			2007		
	Contractual interest rate (%)	**Maturity**	**US$'000**	Contractual interest rate (%)	Maturity	US$'000
Group						
Current						
Bank loans, secured	–	–	–	4.9-9.2	2008	169,189
Bank loans, unsecured	5.7-8.2	2009	18,187	5.0-9.8	2008	262,888
			18,187			432,077
Non-current						
Bank loans, secured	–	–	–	4.9-8.2	2009 – 2012	19,096
Bank loans, unsecured	–	–	–	5.0-8.2	2009 – 2012	106,481
			–			125,577
			18,187			557,654
Company						
Current						
Bank loans, unsecured	–	–	–	7.5	2008	15,925
Non-current						
Bank loans, unsecured	–	–	–	7.5	2009 – 2012	93,725
			–			109,650

35. INTEREST-BEARING BANK LOANS (continued)

	Group		Company	
	2008	2007	**2008**	2007
	US$'000	*US$'000*	***US$'000***	*US$'000*
Analysed into:				
Bank loans repayable within a period:				
Not exceeding one year or on demand	**18,187**	432,077	**–**	15,925
Of more than one year, but not exceeding two years	**–**	39,207	**–**	20,738
Of more than two years, but not exceeding five years	**–**	86,370	**–**	72,987
Of more than five years	**–**	–	**–**	–
	18,187	557,654	**–**	109,650

In the prior year, certain of the Group's property, plant and equipment and land lease prepayments located in Mainland China with net book values of US$209,893,000 and US$30,861,000 respectively, and pledged deposits of US$4,200,000 were pledged as security for various short and long term bank loans.

Except for the unsecured bank loans with an aggregate carrying amount of US$1,980,000 which are denominated in United States dollars and bear interest at fixed interest rates, all other bank loans are denominated in Renminbi and bear interest at fixed interest rates.

In the prior year, except for the unsecured bank loans with an aggregate carrying amount of US$109,650,000, which were denominated in United States dollars and bore interest at floating interest rates, and secured bank loans with an aggregate carrying amount of US$7,269,000, which were denominated in Hong Kong dollars and bore interest at floating interest rates, all bank loans were denominated in Renminbi and bore interest at fixed interest rates.

Interest on the Group's bank loans is payable at various rates ranging from 5.7% to 8.2% (2007: 4.9% to 9.8%) per annum. The carrying amounts of bank loans approximate to their fair values.

36. SHARE CAPITAL

Shares

	Group and Company	
	2008	2007
	US$'000	US$'000
Authorised:		
15,000,000,000 ordinary shares of US$0.01 each	**150,000**	150,000
Issued and fully paid:		
2,889,730,786 ordinary shares of US$0.01 each	**28,898**	28,898

No repurchase of shares was made by the Company during the year or subsequent to the balance sheet date.

Warrants

Pursuant to the Subscription Agreement dated 2nd March, 2005 entered into between the Company and Worth Access Trading Limited ("Worth Access"), an associate of the controlling shareholders of the Company, Worth Access has been granted warrants to subscribe for 577,940,000 shares of the Company under the following conditions:

Exercise period	Exercise price
From 22nd April, 2007 to 21st April, 2008	HK$0.55 per share

Up to 21st April, 2008, no warrant has been exercised by Worth Access.

Share option scheme

The Company has adopted a share option scheme (the "Old Scheme") on 10th April, 1992, which expired on 9th April, 2002 and a share option scheme (the "Scheme") on 26th November, 2002. The Scheme is operated for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the Company's directors, senior executives, employees of the Group and those participants, in the Board's opinion, have contribution or potential contribution to the Group. Options granted under the Scheme can be exercised at any time during a period not exceeding 10 years commencing from the date the option was approved and expiring on the last day of such period or 10 years from the date of grant.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Scheme within any 12-month period is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in advance in a general meeting.

36. SHARE CAPITAL (continued)

Share option scheme (continued)

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time and with an aggregate value (based on the price of the Company's shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of offer, upon payment of a nominal consideration of HK$10 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after the grant and ends on a date which is not later than 10 years from the date of offer of the share options or the expiry date of the Scheme, if earlier.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the Stock Exchange closing price of the Company's shares on the date of offer of the share options; and (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of offer and (iii) the nominal value of the share of the Company.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meeting.

The following share options were outstanding under the Scheme during the year:

	Weighted average exercise price *HK$*	Number of options
At 1st January, 2007, 31st December, 2007 and 1st January, 2008	0.3776	697,744,234
Expired during the year	0.3875	(50,200,000)
At 31st December, 2008	0.3768	647,544,234

31st December, 2008

36. SHARE CAPITAL (continued)

Share option scheme (continued)

The exercise prices and exercise periods of the share options outstanding as at that balance sheet date are as follows:

2008

Number of options	Exercise price HK$	Exercise period
215,848,078	0.3900	26th February, 2003 to 25th February, 2013
194,848,078	0.3900	3rd May, 2004 to 2nd May, 2014
236,848,078	0.3540	19th May, 2005 to 18th May, 2015
647,544,234		

2007

Number of options	Exercise price HK$	Exercise period
50,200,000	0.3875	10th August, 1998 to 10th August, 2008
215,848,078	0.3900	26th February, 2003 to 25th February, 2013
194,848,078	0.3900	3rd May, 2004 to 2nd May, 2014
236,848,078	0.3540	19th May, 2005 to 18th May, 2015
697,744,234		

At the balance sheet date, the Company had 647,544,234 share options outstanding under the Scheme, which represented approximately 22% of the Company's shares in issue as at that date. The exercise in full of such options would, under the present capital structure of the Company, result in the issue of 647,544,234 additional ordinary shares and cash proceeds to the Company of approximately HK$244,016,000 (equivalent to approximately US$31,284,000) before the related issue expenses.

37. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on page 52 of the financial statements.

The nature of the Group's expansion and reserve funds is set out in note 38 to the financial statements.

The Group's capital reserve mainly represents gains arising from the deemed disposal of a subsidiary and an associate in previous years.

(b) Company

	Note	Share premium account US$'000	Share option reserve US$'000	Accumulated losses US$'000	Total US$'000
At 1st January, 2007		73,897	8,470	(52,890)	29,477
Profit for the year	16	–	–	14,386	14,386
At 31st December, 2007 and 1st January, 2008		73,897	8,470	(38,504)	43,863
Loss for the year	16	–	–	(73,252)	(73,252)
At 31st December, 2008		73,897	8,470	(111,756)	(29,389)

The share option reserve comprises the fair value of share options granted which are yet to be exercised, as further explained in the accounting policy for share-based payment transactions in note 5 to the financial statements. The amount will either be transferred to the share premium account when the related options are exercised, or be transferred to accumulated losses should the related option expire or be forfeited.

31st December, 2008

38. ACCUMULATED LOSSES

	Group	
	2008	2007
	US$'000	*US$'000*
Retained in:		
Company	**(111,756)**	(38,504)
Reversals of provisions for impairment losses of investments in subsidiaries	**–**	88,400
	(111,756)	49,896
Subsidiaries	**19,471**	(109,974)
Jointly-controlled entities	**15,768**	(78,471)
Associates	**–**	18,828
	(76,517)	(119,721)

A significant number of subsidiaries, jointly-controlled entities and associates in which the Group has interests are Sino-foreign joint venture enterprises. Pursuant to the relevant PRC laws and regulations for Sino-foreign joint venture enterprises, the profits of the Group's joint venture companies operating in Mainland China are available for distribution, in the form of cash dividends to each of the joint venture partners if the joint venture company: (1) satisfies all tax liabilities; (2) provides for losses in previous years; and (3) makes appropriations to the three statutory reserves.

These appropriations include contributions to the individual entity's reserve fund, expansion fund and funds for staff bonuses and welfare benefits. All foreign-owned and Sino-foreign enterprises are generally required to appropriate not less than 10% of their net profit after tax to the reserve fund, until the balance of the fund reaches 50% of the registered capital. Appropriations of the expansion fund and funds for staff bonuses and welfare benefits are determined at the sole discretion of the board of directors. On consolidation of the results of subsidiaries and equity accounting for the results of the jointly-controlled entities and associates, amounts designated as staff bonuses and welfare benefits have been charged to the income statement before arriving at a net profit in accordance with IFRSs.

39. FOREIGN CURRENCY EXCHANGE

The RMB is not freely convertible into foreign currencies. All foreign exchange transactions are conducted at the exchange rates quoted by the People's Bank of China. Payments for imported materials and the remittance of earnings outside Mainland China are subject to the availability of foreign currencies.

The products of the Company's subsidiaries, jointly-controlled entities and associates operating in Mainland China are sold primarily in RMB. Revenues and profits are thus predominantly denominated in RMB. For certain subsidiaries, jointly-controlled entities and associates, funds denominated in RMB may have to be, and from time to time are, converted into United States dollars or other foreign currencies for the purchase of imported materials.

The companies are not normally able to hedge their foreign exchange exposure because neither the People's Bank of China, nor other financial institutions are authorised to engage in foreign exchange transactions in Mainland China to offer forward exchange contracts.

Should the RMB revalue/devalue against the United States dollar, it may increase/reduce the foreign currency equivalent of such earnings available for distribution by these subsidiaries, jointly-controlled entities and associates of the Company.

31st December, 2008

40. DISPOSAL OF SUBSIDIARIES

	Notes	2008 US$'000	2007 US$'000
Net assets disposed of:			
Property, plant and equipment	19	364,172	–
Investment properties	20	4,455	–
Land lease prepayments	21	50,401	–
Interests in jointly-controlled entities		(1,783)	–
Interests in associates		32,699	–
Available-for-sale investments		1,579	–
Goodwill	27	2,928	–
Deferred tax assets	28	106	–
Current livestock		1,235	–
Inventories		373,862	–
Accounts receivable, other receivables and deposits		100,064	–
Bills receivable		7,141	–
Tax recoverable		47	–
Due from minority shareholders		6,530	–
Due from related companies		10,500	–
Cash and cash equivalents		94,407	–
Accounts payable, other payables and accrued expenses		(413,915)	–
Bills payable		(26,133)	–
Tax payable		(4,079)	–
Provisions for staff bonuses and welfare benefits		(9,956)	–
Due to related companies		(13,806)	–
Due to minority shareholders		(11,508)	–
Due to the Company		(119,656)	–
Interest-bearing bank loans		(438,743)	–
Minority interests		(34,561)	–
		(24,014)	–
Reserves released on disposal		(6,229)	–
Assignment of amounts due to the Company		119,656	–
Gain on disposal of subsidiaries		13,387	–
		102,800	–
Satisfied by:			
Cash		102,800	–

40. DISPOSAL OF SUBSIDIARIES (continued)

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiariesis as follows:

	2008 **US$'000**	2007 US$'000
Cash consideration	**102,800**	–
Cash and cash equivalents disposed of	**(94,407)**	–
Net inflow of cash and cash equivalents in respect of the disposal of subsidiaries	**8,393**	–

41. COMMITMENTS

The Group had the following commitments at the balance sheet date:

	2008 **US$'000**	2007 US$'000
Authorised, but not contracted for:		
Capital contributions payable to subsidiaries	**–**	1,372
Machinery and equipment	**–**	56
	–	1,428
Contracted, but not provided for:		
Machinery and equipment	**–**	4,122
	–	5,550

In addition, the Group's share of capital commitments of the associates and the jointly-controlled entities, which were not included in the above, is as follows:

	2008 **US$'000**	2007 US$'000
Contracted, but not provided for	**–**	113

31st December, 2008

42. OPERATING LEASE ARRANGEMENTS

(i) As lessee

(a) At 31st December, 2008, the Group had total future minimum lease payments under non-cancellable operating leases with its tenants falling due as follows:

	2008	2007
	US$'000	*US$'000*
Buildings:		
Within one year	**123**	2,150
In the second to fifth years, inclusive	**121**	6,844
After five years	**–**	15,455
	244	24,449
Plant and machinery:		
Within one year	**–**	564
In the second to fifth years, inclusive	**–**	1,226
After five years	**–**	1,562
	–	3,352
Motor vehicles:		
Within one year	**45**	–

(b) The Group's share of operating lease commitments of the associates and jointly-controlled entities is as follows:

	2008	2007
	US$'000	*US$'000*
Buildings:		
Within one year	**132**	94
In the second to fifth years, inclusive	**439**	385
After five years	**70**	725
	641	1,204
Plant and machinery:		
Within one year	**62**	19
In the second to fifth years, inclusive	**–**	75
After five years	**–**	543
	62	637

42. OPERATING LEASE ARRANGEMENTS (continued)

(ii) As lessor

At 31st December, 2008, the Group had total future minimum lease receivables under non-cancellable operating leases falling due as follows:

	2008 US$'000	2007 US$'000
Buildings:		
Within one year	–	136
In the second to fifth years, inclusive	–	574
After five years	–	967
	–	1,677
Plant and machinery:		
Within one year	–	41
In the second to fifth years, inclusive	–	165
After five years	–	1,358
	–	1,564

43. CONTINGENT LIABILITIES

(i) Contingent liabilities in respect of the Group's guarantees at the balance sheet date not provided for in the financial statements are as follows:

	2008 US$'000	2007 US$'000
Guarantees given to banks in connection with facilities granted to jointly-controlled entities	–	8,821
Guarantees given to a financial institution for facilities granted to jointly-controlled entities	30,550	19,000
	30,550	27,821

As at 31st December, 2008, the facilities granted to jointly-controlled entities subject to guarantees given to the banks by the Group were utilised to the extent of US$28,564,000 (2007: US$19,000,000).

(ii) In the prior years, one of the Group's associates was investigated by the Hong Kong Inland Revenue Department regarding prior years' tax computations of certain of its subsidiaries. At 31st December, 2007, a provision of US$2,800,000 was made in the financial statements of the Group. The associate has been disposed during the year. Further details are given in the 2007 annual report of the Group dated 27th March, 2008.

44. RELATED PARTY TRANSACTIONS

(a) A portion of the Group's sale and purchase transactions, together with certain transactions, are with companies in which Messrs. Sumet Jiaravanon, Dhanin Chearavanont and Thanakorn Seriburi, directors of the Company, have beneficial interests. Details of the major related party transactions in addition to the transactions and balances detailed elsewhere in the financial statements are as follows:

		Group	
	Notes	**2008 US$'000**	2007 US$'000
Sales of goods to jointly-controlled entities and associates	(i)	**33,062**	27,874
Sales of goods to related companies	(i)	**14,669**	41,736
Purchases of raw materials from jointly–controlled entities and associates	(ii)	**27,078**	39,626
Purchases of raw materials from related companies	(ii)	**143**	2,679

Notes:

(i) The sales of goods were made by reference to the published prices and conditions offered to the major customers of the Group, except that a longer credit period was normally granted.

(ii) The purchases of raw materials were made by reference to the published prices and conditions offered to the major customers of the suppliers, except that a longer credit period was normally granted.

(b) During the year, the Company entered into an agreement to dispose its equity interest in the Disposed Group including the advances made by the Company to CT Agro of approximately US$119,656,000 to the Purchaser, which was beneficially owned by the controlling shareholders of the Company, for a cash consideration of US$102,800,000, resulting a gain on disposal of subsidiaries of US$13,387,000. Details of the disposal are included in note 17 to the financial statements.

(c) During the year, the Group received a technical service fee income of US$9,709,000 (2007: Nil) from subsidiaries and jointly-controlled entities of the Purchaser, CP China Investment Limited, for the provision of technical knowledge for the production, operation and management of the agribusiness until the completion of the disposal of the agribusiness.

CP China Investment Limited is a company which is wholly-owned directly by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont shareholders, the controlling shareholders of the Company.

44. RELATED PARTY TRANSACTIONS (continued)

(d) During the year, Hainan Chia Tai Animal Husbandry Co. Ltd., a wholly-owned subsidiary of the Company until the date of disposal of the subsidiary, received rental income of approximately US$300,000 (2007: US$676,000) from a related party, C.P. Aquaculture (Hainan) Co. Ltd.

(e) In the prior year, the Group paid a technical fee of US$30,769 to Dynamic Corporate Services Limited for the provision of technical and management support services to the Group. The technical fee was determined by reference to the agreed service fees between the parties.

Mr. Robert Ping-Hsien Ho, a director of the Company, had a beneficial interest in the share capital of Dynamic Corporate Services Limited.

(f) In the prior year, on 20th December, 2007, the Company entered into an entity transfer contract to dispose of its whole 60% equity interest in Jiangsu Chia Tai Seeds Co., Ltd to a related company, Chia Tai Biotech Company Limited, for a consideration of approximately US$369,000 resulting in a gain of approximately US$11,000.

(g) Details of the outstanding balances with related parties are included in note 32 to the financial statements.

(h) Compensation of key management personnel of the Group:

	2008 US$'000	2007 US$'000
Short term employee benefits	**4,028**	4,178

The key management personnel of the Group are 13 directors and 6 senior management members (2007: 11 directors and 5 senior management members). Further details of directors' emoluments are included in note 12 to the financial statements.

Apart from the sales of goods to jointly-controlled entities and associates and purchases of raw materials from jointly-controlled entities and associates in (a), the receipt of technical service fee income prior to the completion of the disposal of the agribusiness in (c) and the compensation of key management personnel in (h), the above transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

31st December, 2008

45. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows:

Group

Financial assets

	2008			2007		
	Loans and receivables US$'000	Available-for-sale investments US$'000	Total US$'000	Loans and receivables US$'000	Available-for-sale investments US$'000	Total US$'000
Due from jointly-controlled entities (*note 24*)	-	-	-	47,891	-	47,891
Due from associates (*note 25*)	-	-	-	15,958	-	15,958
Available-for-sale investments (*note 26*)	-	251	251	-	1,238	1,238
Accounts receivable (*note 31*)	8,674	-	8,674	35,024	-	35,024
Bills receivable	-	-	-	9,705	-	9,705
Due from minority shareholders	-	-	-	2,653	-	2,653
Due from related companies	1,150	-	1,150	10,038	-	10,038
Other receivables and deposits (*note 31*)	2,324	-	2,324	39,496	-	39,496
Pledged deposits (*note 33*)	-	-	-	4,200	-	4,200
Cash and cash equivalents (*note 33*)	12,480	-	12,480	82,852	-	82,852
	24,628	251	24,879	247,817	1,238	249,055

Financial liabilities

	2008 At amortised cost US$'000	2007 At amortised cost US$'000
Due from jointly-controlled entities (*note 24*)	-	28,795
Accounts payable (*note 34*)	13,617	173,425
Bills payable	-	23,032
Other payables and accrued expenses (*note 34*)	9,160	162,298
Due to minority shareholders	650	6,834
Due to related companies	2,746	10,898
Interest-bearing bank loans (*note 35*)	18,187	557,654
	44,360	962,936

45. FINANCIAL INSTRUMENTS BY CATEGORY (continued)

Company

Financial assets

	2008 Loans and receivables US$'000	2007 Loans and receivables US$'000
Other receivables and deposits *(note 31)*	490	746
Due from subsidiaries *(note 23)*	28,811	181,636
Due from an associate *(note 25)*	–	14,773
Due from related companies	539	–
Cash and cash equivalents *(note 33)*	5,490	3,311
	35,330	200,466

Financial liabilities

	2008 At amortised cost US$'000	2007 At amortised cost US$'000
Other payables and accrued expenses *(note 34)*	835	2,747
Due to subsidiaries *(note 23)*	59,211	83,560
Interest-bearing bank loans *(note 35)*	–	109,650
	60,046	195,957

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group is exposed to market risk arising primarily from changes in interest rates and currency exchange rates. The Group does not hold or issue derivative financial instruments for trading purposes.

(a) Interest rate risk

The Group's exposure to market risk arising from changes in interest rates relates primarily to the Group's debt obligations. The Group does not use derivative financial instruments to hedge its debt obligations.

The Group's policy is to manage its interest cost using a mix of fixed and variable rate debts. The Group policy is that not less than 70% of interest-bearing borrowings should at fixed interest rates. At 31st December, 2008, all of the Group's interest-bearing borrowings (2007: approximately 79%) bore interest at fixed rates.

At 31st December, 2008, no interest rate risk sensitivity analysis information was presented as all of the Group's interest-bearing bank loans bore interest at fixed rates.

The following table demonstrated the sensitivity to a reasonably possible change in interest rates for the prior year, with all other variables held constant, of the Group's profit/(loss) before tax (through the impact on floating rate borrowings) and the Group's and the Company's equity.

	Group			Company	
	Increase/ (decrease) in %	Increase/ (decrease) in profit/(loss) before tax US$'000	Increase/ (decrease) in equity* US$'000	Increase/ (decrease) in basis points	Increase/ (decrease) in equity* US$'000
2007					
Hong Kong dollar	5%	(16)	(16)	–	–
United States dollar	5%	(317)	(317)	5%	(317)
Hong Kong dollar	(5%)	16	16	–	–
United States dollar	(5%)	314	314	(5%)	314

* Excluding retained earnings

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(b) Concentrations of credit risk

The Group places its cash deposits with major international banks and financial institutions. This cash management policy limits the Group's exposure to concentrations of credit risk.

Up until the disposal of the agribusiness, significant portion of the Group's sales are to customers in the agricultural industry and, as such, the Group is directly affected by the well-being of that industry. However, the credit risk associated with accounts receivable is considered relatively minimal due to the Group's large customer base and its geographical dispersion. The Group performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. Appropriate allowances for estimated irrecoverable amounts are recognised in the consolidated income statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

For the industrial sector, the majority of cash from sales is maintained with state-owned banks and their subsidiaries in Mainland China, with a small amount being placed with a local branch of a foreign bank. The jointly-controlled entities market their products principally to related parties and independent distributors in Mainland China.

(c) Fair value of financial instruments

(i) *Cash and cash equivalents, accounts and bills receivables, and accounts and bills payables:*

Cash on hand and at banks and short term deposits which are held to maturity are carried at cost because assets either carry a current rate of interest, or have a short period of time between the origination of cash deposits and their expected maturity.

Accounts receivable, which generally have 60-day terms, are recognised and carried at original invoiced amounts less allowances for any uncollectible amount. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Liabilities for accounts and other amounts payables which are normally settled on 60-day terms, are carried at cost which is the fair value of the consideration to be paid in future for goods and services received, whether or not billed to the Group.

The carrying amounts of bills receivable and payable approximate to their fair values.

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(c) Fair value of financial instruments (continued)

(ii) *Amounts due from and to related companies and minority shareholders*

The carrying amounts of the receivables from and payables to related companies approximate to their fair values.

(iii) *Interest-bearing bank loans*

The carrying amounts of interest-bearing bank loans approximate to their fair values.

(d) Foreign currency risk

The Group's businesses are principally operated in Mainland China and substantially all transactions are conducted in RMB. In the opinion of the directors, the foreign currency risk exposure is insignificant.

The following table demonstrates the sensitivity at the balance sheet date to a reasonably possible change in RMB exchange rate, with all other variables held constant, of the Group's profit before tax and equity (due to changes in the fair value of monetary assets and liabilities of the Group's foreign subsidiaries).

	Increase/ (decrease) in RMB rate	Increase/ (decrease) in profit before tax *US$'000*	Increase/ (decrease) in equity* *US$'000*
2008			
If Hong Kong dollar weakens against RMB	3%	–	(177)
If Hong Kong dollar strengthens against RMB	(3%)	–	177
2007			
If Hong Kong dollar weakens against RMB	3%	–	(10,810)
If Hong Kong dollar strengthens against RMB	(3%)	–	10,810

* Excluding retained earnings

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(e) Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial instruments and financial assets and projected cash flows from operations.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and other interest-bearing loans. The Group's policy is to maintain most borrowing should mature in any 12-month period, based on the carrying value of borrowings reflected in the financial statements.

The maturity profile of the Group's financial liabilities as at the balance sheet date, based on the contractual undiscounted payments, was as follows:

Group

	2008					
	On demand US$'000	Less than 3 months US$'000	3 to less than 12 months US$'000	1 to 5 years US$'000	Over 5 years US$'000	Total US$'000
Accounts payable *(note 34)*	–	11,156	2,425	36	–	13,617
Other payables and accrued expenses *(note 34)*	9,160	–	–	–	–	9,160
Due to related companies	2,746	–	–	–	–	2,746
Due to minority shareholders	650	–	–	–	–	650
Interest-bearing bank loans *(note 35)*	–	11,523	6,664	–	–	18,187
	12,556	22,679	9,089	36	–	44,360

	2007					
	On demand US$'000	Less than 3 months US$'000	3 to less than 12 months US$'000	1 to 5 years US$'000	Over 5 years US$'000	Total US$'000
Accounts payable *(note 34)*	–	155,681	13,698	4,046	–	173,425
Bills payable	–	23,032	–	–	–	23,032
Other payables and accrued expenses *(note 34)*	162,298	–	–	–	–	162,298
Due to related companies	10,898	–	–	–	–	10,898
Due to minority shareholders	6,834	–	–	–	–	6,834
Interest-bearing bank loans *(note 35)*	–	149,125	282,952	125,577	–	557,654
	180,030	327,838	296,650	129,623	–	934,141

31st December, 2008

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(e) Liquidity risk (continued)

Company

	2008					
	On demand US$'000	Less than 3 months US$'000	3 to less than 12 months US$'000	1 to 5 years US$'000	Over 5 years US$'000	Total US$'000
Other payables and accrued expenses *(note 34)*	835	–	–	–	–	835
Due to subsidiaries *(note 23)*	59,211	–	–	–	–	59,211
	60,046	–	–	–	–	60,046

	2007					
	On demand US$'000	Less than 3 months US$'000	3 to less than 12 months US$'000	1 to 5 years US$'000	Over 5 years US$'000	Total US$'000
Other payables and accrued expenses *(note 34)*	2,747	–	–	–	–	2,747
Due to subsidiaries *(note 23)*	83,560	–	–	–	–	83,560
Interest-bearing bank loans *(note 35)*	–	–	15,925	93,725	–	109,650
	86,307	–	15,925	93,725	–	195,957

(f) Capital management

The primary objective of the Group's capital management is to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders' value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended 31st December, 2008 and 2007.

46. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(f) Capital management (continued)

The Group monitors capital using a gearing ratio, which is net debt divided by the capital plus net debt. The Group's policy is to maintain the gearing ratio at reasonable levels. Net debt includes accounts payables, other payables and accrued expenses, bills payable, provision for staff bonuses and welfare benefits, amounts due to related companies and minority shareholders and interest-bearing bank loans, less cash and cash equivalents. Capital represents the equity attributable to equity holders of the Company. The gearing ratios as at the balance sheet dates were as follows:

Group

	2008 US$'000	2007 US$'000
Accounts payable, other payables and accrued expenses	22,777	335,723
Bills payable	–	23,032
Provisions for staff bonuses and welfare benefits	615	8,892
Due to minority shareholders	650	6,834
Due to related companies	2,746	10,898
Interest-bearing bank loans	18,187	557,654
Less: cash and cash equivalents	(12,480)	(82,852)
Net debt	32,495	860,181
Capital	107,473	65,128
Capital and net debt	139,968	925,309
Gearing ratio	23%	93%

(g) Financial risk management strategies relating to livestock

In addition, in the prior year, the Group was exposed to certain financial risks relating to livestock, which arose from the change in the cost and supply of feed and the selling prices of progeny pigs and chicks and related products. The agribusiness was disposed of during the current year as further explained in note 17 to the financial statements.

47. COMPARATIVE AMOUNTS

The comparative income statement has been presented as if the operations discontinued during the current year had been discontinued at the beginning of the comparative period (note 17).

48. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 27th March, 2009.

31st December, 2008

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES

Subsidiaries

Particulars of the subsidiaries as at the balance sheet date are as follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
C.P. Standard Resources Limited	HK$2,000,000	Hong Kong	100.0%*	100.0%*	Dormant
C.T. Progressive (H.K.) Ltd.	HK$1,000,000	Bermuda	100.0%	100.0%	Investment Holding
Chia Tai Huazhong Biochemistry Limited	HK$1	Hong Kong	100.0%	–	Investment holding
Chia Tai Pucheng Biochemistry Limited (formerly known as "Chia Tai (Fuzhou) Company Limited")	US$10,000	Hong Kong	100.0%	100.0%*	Investment holding
ECI Machinery Co., Ltd.	US$1	British Virgin Islands	100.0%*	100.0%*	Investment holding
Ek Chor China Motorcycle Co., Ltd.	US$1,195,200	Bermuda	100.0%	100.0%	Investment holding
C.P. Enterprises Limited (formerly known as "Ek Chor Company Limited")	HK$27,800,000	Hong Kong	100.0%*	100.0%*	Investment holding
Ek Chor Investment Company Limited	HK$28,300,000	Hong Kong	100.0%*	100.0%*	Investment holding
Golden Industrial Investment Limited	HK$1	Hong Kong	100.0%*	–	Investment holding
Hannick Limited	HK$2	Hong Kong	100.0%*	100.0%*	Property investment

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Pucheng Chia Tai Biochemistry Co., Ltd.^^	RMB100,000,000	PRC/Mainland China	**69.5%***	69.5%*	Production and sale of chlortetracycline
Shanghai Ek Chor Industrial Trading Co., Ltd.^	US$200,000	PRC/Mainland China	**100.0%***	100.0%*	Trading business
Zhumadian Huazhong Chia Tai Co., Ltd.^^	RMB72,000,000	PRC/Mainland China	**70.0%***	70.0%*	Production and sale of chlortetracycline

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Particulars of the principal subsidiaries, disposed of during the year, as at the dates of disposal are as at follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Advance Motorcycle Co., Ltd.	US$50,000	British Virgin Islands	–	80.0%*	Investment holding
Advance Motorcycle Investment Co., Ltd.	US$100	British Virgin Islands	–	100.0%*	Investment holding
Beijing Heng Da Breed Tech Co., Ltd.^	US$700,000	PRC/Mainland China	–	100.0%	Production and sale of chickens
C.P. Enterprises Cereal and Oil Industrial Limited	HK$10,000	Hong Kong	–	100.0%*	Investment holding
C.T. Progressive (Investment) Ltd.	US$1,000	British Virgin Islands	–	100.0%	Investment holding
C.T. Progressive (Trading) Ltd.	HK$1,000,000	Bermuda	–	100.0%	Investment holding
Changsha Chia Tai Co., Ltd.^	RMB134,000,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Chengdu Chia Tai Company Limited^^	US$6,300,000	PRC/Mainland China	–	70.0%*	Production and sale of animal feed and chickens
Chia Tai (China) Agro-Industrial Ltd.	HK$1,000,000	Bermuda	–	100.0%	Investment holding

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Chia Tai (China) Investment Co., Ltd.^	US$146,695,333	PRC/Mainland China	-	100.0%	Investment holding and trading
Chia Tai Feedmill Company Limited	US$1,000 and US$2,500,000**	Hong Kong	-	66.0%*	Investment holding
Chia Tai Food and Beverage (Beijing) Co., Ltd.^	US$3,000,000	PRC/Mainland China	-	100.0%*	Food catering
Chia Tai Food Product (Shanghai) Co., Ltd.^	US$3,000,000	PRC/Mainland China	-	100.0%	Sale of agricultural products
Chia Tai Hainan Feedmill Company Limited	US$10,000	British Virgin Islands	-	100.0%*	Investment holding
Chia Tai Hebei Company Limited	HK$2	Hong Kong	-	100.0%*	Investment holding
Chia Tai Henan Company Limited	US$1,000	Hong Kong	-	100.0%*	Investment holding
Chia Tai Hubei Company Limited	HK$10,000	Hong Kong	-	100.0%*	Investment holding
Chia Tai Hunan Company Limited	US$2 and US$2**	Hong Kong	-	100.0%*	Investment holding
Chia Tai Jiangxi Company Limited	HK$10,000	Hong Kong	-	100.0%*	Investment holding
Chia Tai Jilin Company Limited	US$1,800,000	Hong Kong	-	90.0%*	Investment holding

31st December, 2008

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Chia Tai Livestock Company Limited	US$500,000	Hong Kong	–	100.0%*	Investment holding
Chia Tai Neimenggu Company Limited	HK$2	Hong Kong	–	100.0%*	Investment holding
Chia Tai Poultry Company Limited	US$100	British Virgin Islands	–	100.0%*	Investment holding
Chia Tai Quanzhou Company Limited	US$1,000,000	Hong Kong	–	100.0%*	Investment holding
Chia Tai Shandong Company Limited	US$100	British Virgin Islands	–	100.0%*	Investment holding
Chia Tai Shanghai Company Limited	US$1,800,000	Hong Kong	–	100.0%*	Investment holding
Chia Tai Shenyang Company Limited	HK$1,000,000	Hong Kong	–	100.0%*	Investment holding
Chia Tai Taiyuan Company Limited	HK$10,000	Hong Kong	–	100.0%*	Investment holding
Chia Tai Urumqi Company Limited	HK$10,000	Hong Kong	–	100.0%*	Investment holding
Chia Tai Xiamen Company Limited	US$100,000	Hong Kong	–	100.0%*	Investment holding
Chia Tai Yongji Enterprise Co., Ltd.^	US$7,062,018	PRC/Mainland China	–	100.0%*	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Chia Tai Yueyang Company Limited^^^	US$9,550,000	PRC/Mainland China	–	100.0%*#	Production and sale of animal feed and chickens
Chia Tai (Wuhu) Co., Ltd.^	RMB40,000,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Chia Tai (Wuhan) Institute of Life Science^	RMB5,000,000	PRC/Mainland China	–	100.0%*	Production of seeds
Chongqing Chia Tai Company Limited^^	US$5,920,000	PRC/Mainland China	–	60.0%*	Production and sale of animal feed and chickens
Chongqing Shuangqiao Chia Tai Co., Ltd.^^	US$4,520,000	PRC/Mainland China	–	70.0%*	Production and sale of animal feed
Chu Zhou Chia Tai Co., Ltd.^	US$5,398,500	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Chu Zhou Advance Feed Tech Co., Ltd.^	RMB6,000,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Dalian Chia Tai Enterprise Co., Ltd.^	RMB28,430,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed and chickens

31st December, 2008

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Dun Hua Chia Tai Enterprise Co., Ltd.^	US$3,459,500	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Ek Chor Research and Management Co., Ltd.	US$100,000	British Virgin Islands	–	100.0%*	Investment holding
Fuzhou Da Fu Company Limited^	US$9,139,297	PRC/Mainland China	–	100.0%*	Production and sale of animal feed and chickens
Ganzhou Chia Tai Industrial Co., Ltd.^^	RMB18,000,000	PRC/Mainland China	–	80.0%*	Production and sale of animal feed
Grand Great Investments Limited	US$100	British Virgin Islands	–	100.0%*	Investment holding
Guang An Chia Tai Co., Ltd.^^	US$24,500,000	PRC/Mainland China	–	60.0%*	Production and sale of animal feed and chickens
Guanghan Chia Tai Feed Tech Co., Ltd.^^	US$818,250.95	PRC/Mainland China	–	91.0%*	Production and sale of animal feed
Guide Luck Limited	HK$10,000	Hong Kong	–	100.0%*	Property investment
Guilin Chia Tai Co., Ltd.^^	US$3,720,000	PRC/Mainland China	–	85.0%*	Production and sale of animal feed

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Guiyang Chia Tai Co., Ltd.^	RMB10,001,932	PRC/Mainland China	–	100.0%*	Dormant
Guizhou Chia Tai Enterprise Co., Ltd.^^	RMB80,500,000	PRC/Mainland China	–	88.2%*	Production and sale of chemicals
Hainan Chia Tai Animal Husbandry Co., Ltd.^	US$7,141,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Hangzhou Advance Feed Tech Co., Ltd.^	RMB6,700,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Hefei Chia Tai Co., Ltd.^	RMB195,000,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed and chickens
Heilongjiang Chia Tai Enterprise Co., Ltd.^^	US$30,080,000	PRC/Mainland China	–	80.0%*	Production and sale of animal feed, chickens, processed meat and cereal and oil products
Heilongjiang Yongyuan Animal Technology Co., Ltd.^^	US$1,000,000	PRC/Mainland China	–	97.0%*	Production and sale of chickens
Hengyang Chia Tai Co., Ltd.^	US$5,100,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed

31st December, 2008

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Huai An Chia Tai Feed Co., Ltd.^^	RMB13,000,000	PRC/Mainland China	–	58.0%*	Production and sale of animal feed
Huai Hua Chia Tai Co., Ltd.^^^	US$3,900,000	PRC/Mainland China	–	100.0%*#	Production and sale of animal feed
Huludao Chia Tai Husbandry Co., Ltd.^	RMB28,100,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Inner Mongolia Chia Tai Co., Ltd.^^^	RMB36,868,015	PRC/Mainland China	–	93.9%*#	Production and sale of animal feed
Jiamusi Chia Tai Co., Ltd.^^	US$6,000,000	PRC/Mainland China	–	65.0%*	Production and sale of animal feed, cereal and oil products
Jiang Jin Chia Tai Co., Ltd.^^	RMB7,000,000	PRC/Mainland China	–	60.0%*	Production and sale of animal feed
Jiangsu Huai Yin Chia Tai Co., Ltd.^^	US$3,621,000	PRC/Mainland China	–	88.0%*	Production and sale of animal feed
Jilin Dahe Forage Co., Ltd.^^	RMB4,200,000	PRC/Mainland China	–	58.5%*	Dormant

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Jinan Chia Tai Company Limited^^	US$1,718,000	PRC/Mainland China	–	65.0%*	Production and sale of animal feed
Jiu Jiang Chia Tai Feedstuff Co., Ltd.^^	RMB34,000,000	PRC/Mainland China	–	60.0%*	Production and sale of animal feed
Kunming Chia Tai Company Limited^^^	US$6,405,300	PRC/Mainland China	–	92.4%**	Production and sale of animal feed and chickens
Lanzhou Chia Tai Company Limited^^^	US$5,604,000	PRC/Mainland China	–	100.0%**	Production and sale of animal feed and chickens
Liuzhou Advance Feed Tech Co., Ltd.^	RMB6,700,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Meihekou Chia Tai Enterprise Co., Ltd.^^	RMB25,000,000	PRC/Mainland China	–	70.0%*	Production and sale of animal feed
Mianyang Chia Tai Co., Ltd.^^	US$4,000,000	PRC/Mainland China	–	80.0%*	Production and sale of animal feed
Mu Dan Jiang Chia Tai Enterprise Co., Ltd.^	RMB10,000,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed

31st December, 2008

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Nanchang Chia Tai Livestock Co., Ltd.^^^	RMB32,550,000	PRC/Mainland China	–	100.0%**	Production and sale of animal feed and chickens
Nanning Chia Tai Animal Husbandry Company Limited^^^	US$6,774,500	PRC/Mainland China	–	91.6%**	Production and sale of animal feed and chickens
Nantong Chia Tai Co., Ltd.^^	US$16,050,000	PRC/Mainland China	–	60.0%*	Production and sale of animal feed and chickens
Nantong Chia Tai Feed Co., Ltd.^^	RMB60,000,000	PRC/Mainland China	–	60.0%*	Production and sale of animal feed
Nantong Chia Tai Technology Feed Co., Ltd.^^	RMB3,000,000	PRC/Mainland China	–	60.0%*	Production and sale of animal feed
Nanyang Chia Tai Co., Ltd.^^^	RMB20,000,000	PRC/Mainland China	–	100.0%**	Production and sale of animal feed
Nei Jiang Chia Tai Co., Ltd.^^	US$3,900,000	PRC/Mainland China	–	70.0%*	Production and sale of animal feed
Ningbo Chia Tai Agriculture Company Limited^^	US$7,415,300	PRC/Mainland China	–	70.0%*	Production and sale of animal feed and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.^	US$40,000,000	PRC/Mainland China	–	100.0%*	Production and sale of cereal and oil products
Pingdingshan Chia Tai Co., Ltd.^^	US$2,761,321	PRC/Mainland China	–	70.0%*	Production and sale of animal feed
Qingdao Chia Tai Agricultural Development Co., Ltd.^	US$5,630,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Qingdao Chia Tai Company Limited^	US$42,000,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed, chickens and processed meat
Qingdao Taifeng Livestock Technology Co., Ltd.^	US$3,000,000	PRC/Mainland China	–	100.0%*	Production and sale of chickens
Qinhuangdao Chia Tai Co., Ltd.^^	RMB86,900,000	PRC/Mainland China	–	77.0%*	Production and sale of animal feed, chickens and processed meat
Quanzhou Daquan L-Lysine Company Limited^^	RMB45,750,000	PRC/Mainland China	–	55.0%*	Manufacture and distribution of L-Lysine
Shaanxi Chia Tai Co., Ltd.^^^	US$6,729,100	PRC/Mainland China	–	96.0%***	Production and sale of animal feed and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Shandong Chia Tai Ling Hua Bio-tech Co., Ltd.^^	RMB120,000,000	PRC/Mainland China	–	55.3%*	Manufacture and distribution of L-Lysine
Shang Cai Chia Tai Co., Ltd.^^^	RMB33,100,000	PRC/Mainland China	–	95.0%*****	Production and sale of animal feed and chickens
Shanxi Chia Tai Company Limited^^	US$11,673,200	PRC/Mainland China	–	60.0%*	Production and sale of animal feed and chickens
Shenyang Advance Feed Tech Co., Ltd.^	RMB6,700,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Shenyang Chia Tai Livestock Co., Ltd.^^^	US$5,600,000	PRC/Mainland China	–	100.0%****	Production and sale of animal feed
Shenyang Chia Tai Poultry Co., Ltd^^	US$4,690,000	PRC/Mainland China	–	88.2%*	Production and sale of chickens
Shijiazhuang Chia Tai Company Limited^^^	RMB22,000,000	PRC/Mainland China	–	100.0%**	Production and sale of animal feed
Shuangliu Chia Tai Co., Ltd.^^	US$4,000,000	PRC/Mainland China	–	70.0%*	Production and sale of animal feed and chickens

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Smart Gateway Limited	US$100	British Virgin Islands	–	100.0%*	Investment holding
Smart Universe Investments Limited	US$100	British Virgin Islands	–	100.0%*	Investment holding
Standard Union Ltd.	HK$1,000,000	Hong Kong	–	100.0%*	Investment holding
Tai Zhou Chia Tai Feed Co., Ltd.^^	US$2,101,051	PRC/Mainland China	–	76.0%*	Production and sale of animal feed
Tianjin Chia Tai Agro-Industrial Co., Ltd.^	RMB65,540,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed and chickens
Tianjin Chia Tai Feed Tech Company Limited^	US$23,812,500	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Urumqi Chia Tai Animal Husbandry Co., Ltd.^^^	RMB34,250,000	PRC/Mainland China	–	93.4%**	Production and sale of animal feed and chickens
Wenjiang Chia Tai Livestock Co., Ltd.^^	RMB43,400,000	PRC/Mainland China	–	70.0%*	Production and sale of chickens
Wide Master Investment Limited	HK$2	Hong Kong	–	100.0%*	Property investment

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
World Home Limited	HK$10,000	Hong Kong	–	100.0%*	Property investment
Wuhan Chia Tai Co., Ltd.^^^	US$3,750,000	PRC/Mainland China	–	100.0%*#	Production and sale of animal feed
Wuhan Chia Tai Food Co., Ltd.^^	RMB93,000,000	PRC/Mainland China	–	90.0%*	Production and sale of chickens
Wuhan Jinke Biotechnology Co., Ltd.^^	RMB10,000,000	PRC/Mainland China	–	80.8%*	Production and sale of seeds and medicine
Xiamen Chia Tai Agriculture Co., Ltd.^^	RMB30,400,000	PRC/Mainland China	–	60.0%*	Production and sale of animal feed and chickens
Xiang Fan Chia Tai Agriculture Development Co., Ltd.^^	RMB60,000,000	PRC/Mainland China	–	85.0%*	Production and sale of seeds
Xiang Fan Chia Tai Co., Ltd.^	RMB59,000,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed and chickens
Xianghe Chia Tai Co., Ltd.^	US$9,800,000	PRC/Mainland China	–	100.0%	Production and sale of animal feed and poultry

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Xiping Chia Tai Agriculture Development Co., Ltd.^	RMB10,000,000	PRC/Mainland China	–	100.0%*	Operation of swine farms
Xuzhou Chia Tai Feed Co., Ltd.^^	RMB16,000,000	PRC/Mainland China	–	65.0%*	Production and sale of animal feed
Yi Chang Chia Tai Co., Ltd.^	US$12,090,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed and operation of swine farms
Yi Chang Chia Tai Animal Husbandry Co., Ltd.^	RMB11,000,000	PRC/Mainland China	–	100.0%*	Operation of swine farms
Yinchuan Chia Tai Co., Ltd.^^	RMB6,000,000	PRC/Mainland China	–	85.0%*	Production and sale of animal feed
Yongan Chia Tai Co., Ltd.^	RMB7,000,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Yueyang Chia Tai Agriculture and Animal Husbandry Development Co., Ltd.^	RMB40,000,000	PRC/Mainland China	–	100.0%*	Production and sale of animal feed
Zhumadian Chia Tai Company Limited^^	RMB28,060,000	PRC/Mainland China	–	61.0%*	Production and sale of animal feed

31st December, 2008

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Subsidiaries (continued)

Notes:

*	Held by subsidiaries
**	Deferred share capital
#	The Group was only entitled to 85% of the subsidiary's earnings. The remaining 15% was attributable to a PRC entity.
##	The Group was only entitled to 87.15% of the subsidiary's earnings. The remaining 12.85% was attributable to a PRC entity.
###	The Group was only entitled to 87.5% of the subsidiary's earnings. The remaining 12.5% was attributable to a PRC entity.
####	The Group was only entitled to 95% of the subsidiary's earnings. The remaining 5% was attributable to a PRC entity.
^	Established as a limited company.
^^	Established as a contractual joint venture.
^^^	Established as a cooperative joint venture.

All subsidiaries have their place of operation in Hong Kong except for those subsidiaries which are incorporated or registered in Mainland China which operate in their respective places of incorporation/registration.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Jointly-Controlled Entities

Particulars of the principal jointly-controlled entities as at the balance sheet date are as follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Chong Qing Dezhong Machine Manufacture Co., Ltd.	RMB8,550,000	PRC/Mainland China	**26.6%**	26.6%	Production and sale of motorcycle and automotive carburetors
ECI Metro Investment Co., Ltd.	US$12,000,000	British Virgin Islands	**50.0%**	50.0%	Investment holding and trading of Caterpillar machinery and spare parts
ECI Metro Trading (Shanghai) Co., Ltd.	US$225,000	PRC/Mainland China	**50.0%**	50.0%	Trading of Caterpillar products
Gansu ECI-Metro Engineering Machinery Service Co., Ltd	US$550,000	PRC/Mainland China	**50.0%**	50.0%	Provision of Caterpillar machinery repair and maintenance services
Guizhou ECI-Metro Engineering Machinery Service Co., Ltd	US$320,000	PRC/Mainland China	**50.0%**	50.0%	Provision of Caterpillar machinery repair and maintenance services
Luoyang Northern Ek Chor Motorcycle Company Limited	US$56,310,000	PRC/Mainland China	**55.0%***	55.0%*	Production and sale of motorcycles and spare parts

31st December, 2008

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Jointly-Controlled Entities (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Qinghai ECI-Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	**50.0%**	50.0%	Provision of Caterpillar machinery repair and maintenance services
Shaanxi ECI-Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	**50.0%**	50.0%	Provision of Caterpillar machinery repair and maintenance services
Sichuan ECI-Metro Engineering Machinery Service Co., Ltd.	US$650,000	PRC/Mainland China	**50.0%**	50.0%	Provision of Caterpillar machinery repair and maintenance services
Yunnan ECI Metro Engineering Machinery Service Co., Ltd.	US$2,025,000	PRC/Mainland China	**50.0%**	50.0%	Provision of Caterpillar machinery repair and maintenance services
Zhan Jiang Deni Carburetor Co., Ltd.	RMB117,083,250	PRC/Mainland China	**28.0%**	28.0%	Production and sale of motorcycle and automotive carburetors

* Since neither the Group nor its joint venture partner is in a position to exercise unilateral control over the economic activity of these joint venture companies, the Group's interests therein are classified as interests in jointly-controlled entities.

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Jointly-Controlled Entities (continued)

Particulars of the principal jointly-controlled, disposed of during the year, as at the dates of disposal are as at follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Beijing Chia Tai Feedmill Limited	US$5,000,000	PRC/Mainland China	–	33.2%	Production and sale of animal feed
Beijing Chia Tai Livestock Co. Limited	RMB50,000,000	PRC/Mainland China	–	33.2%	Production and sale of animal feed
Beijing Dafa Chia Tai Co., Ltd.	US$28,686,085	PRC/Mainland China	–	50.0%	Production and sale of animal feed, chickens and processed food
Beijing Poultry Breeding Company Limited	US$15,355,638	PRC/Mainland China	–	36.0%	Production and sale of chickens
Chia Tai Group (Tianjin) Enterprise Co., Ltd.	US$16,600,000	PRC/Mainland China	–	50.0%	Production and sale of soybean products
Chia Tai Group (Tianjin) Real Estate Co., Ltd.	US$1,000,000	PRC/Mainland China	–	50.0%	Property investment
Chia Tai Tianjin Livestock Machinery Co., Ltd.	US$2	British Virgin Islands	–	50.0%	Investment holding
Han Dan Chia Tai Feed Co., Ltd.	RMB11,200,000	PRC/Mainland China	–	50.0%	Production and sale of animal feed
Henan East Chia Tai Co., Ltd.	US$5,400,000	PRC/Mainland China	–	50.0%	Production and sale of animal feed and operation of swine farms

31st December, 2008

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Jointly-Controlled Entities (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	Percentage of equity capital held 2007	Principal activities
Huai Lai Xian Sunda Food Co., Ltd.	US$2,270,000	PRC/Mainland China	–	50.0%	Production and sale of animal feed, chickens and processed meat
Hunan Chia Tai Animal Husbandry Co., Ltd.	RMB20,000,000	PRC/Mainland China	–	50.0%	Operation of swine farms
Hunan Chia Tai Rice Industry Co., Ltd.	RMB10,000,000	PRC/Mainland China	–	40.0%	Production and sale of quality rice
Jilin Chia Tai Company Limited	RMB16,000,000	PRC/Mainland China	–	45.0%	Production and sale of animal feed and chickens
Jilin Chia Tai Enterprise Co., Ltd.	US$8,284,000	PRC/Mainland China	–	50.0%	Production and sale of animal feed
Kaifeng Chia Tai Company Limited	US$14,100,000	PRC/Mainland China	–	50.0%	Production and sale of animal feed, chickens and cereal and oil products
Tangshan Chia Tai Feedmill Co., Ltd.	RMB30,800,000	PRC/Mainland China	–	38.3%	Production and sale of animal feed
Tianjin Chia Tai Machinery Company Limited	US$4,737,602	PRC/Mainland China	–	50.0%	Production and sale of machinery
Yue Thai Industrial (Tianjin) Company Limited	HK$5,000,000	Hong Kong	–	50.0%	Investment holding

LIST OF PRINCIPAL SUBSIDIARIES, JOINTLY-CONTROLLED ENTITIES AND ASSOCIATES (continued)

Associates

Particulars of the principal associates, disposed of during the year, as at the dates of disposal are as at follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2008	2007	Principal activities
Conti Chia Tai International Limited	HK$3,122,000	Hong Kong	–	50.0%	Production and sale of animal feed and premix and operation of chicken and swine farms
Lotus Distribution International Limited	US$50,000,000	British Virgin Islands	–	30.0%	Investment holding

Corporate Information

Executive Directors

Mr. Sumet Jiaravanon
(Chairman)
Mr. Dhanin Chearavanont
(Executive Chairman)
Mr. Thanakorn Seriburi
(Executive Vice Chairman and Chief Executive Officer)
Mr. Meth Jiaravanont
(Executive Vice Chairman)
Mr. Robert Ping-Hsien Ho
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Chatchaval Jiaravanon
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Suphachai Chearavanont
Mr. Pang Siu Chik
(Chief Financial Officer)

Independent Non-Executive Directors

Mr. Ma Chiu Cheung, Andrew
Mr. Sombat Deo-isres
Mr. Sakda Thanitcul

Audit Committee

Mr. Ma Chiu Cheung, Andrew
(Chairman)
Mr. Sombat Deo-isres
Mr. Sakda Thanitcul

Remuneration Committee

Mr. Thanakorn Seriburi
(Chairman)
Mr. Meth Jiaravanont
Mr. Ma Chiu Cheung, Andrew
Mr. Sombat Deo-isres
Mr. Sakda Thanitcul

Qualified Accountant

Ms. Wong Pui Shan

Company Secretary

Ms. Chan Pui Shan, Bessie

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business

21/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

Auditors

Ernst & Young
Certified Public Accountants

Legal Advisers

Hong Kong Law
Morrison & Foerster

Bermudian Law
Appleby

Principal Bankers

Citibank (Hong Kong) Limited
Bank of America, N.A.

Share Registrars

Hong Kong
Computershare Hong Kong Investor Services Limited
Shops 1712-1716
17/F., Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Bermuda
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

Share Listing

The Stock Exchange of Hong Kong Limited
Stock Code: 43

ADR Facilities

Sponsored Level 1
American Depositary Receipt
Ratio: 1 ADR = 25 Ordinary Shares
Exchange : OTC
Symbol: CPKPY
CUSIP: 125918201

Depository

The Bank of New York
American Depositary Receipts Division
22/F., 101 Barclay Street
New York NY 10286
U.S.A.

Website

http://www.cpp.hk


79
80
81
82
83
84
85
86
87
88
89
90
91
92
93
CAT

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code:43)

Designed & Produced by Capital Financial Press Limited • www.capitalfp.com •

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

PROPOSED REDUCTION OF SHARE PREMIUM

The Board intends to put forward a proposal to the Shareholders at the AGM for a reduction of the share premium account of the Company.

The Reduction of Share Premium is conditional upon (i) the approval of the Shareholders at the AGM; and (ii) compliance with the relevant requirements under the Companies Act.

A circular containing, amongst others, details of the Reduction of Share Premium, together with the notice of AGM and the related proxy form, will be sent to the Shareholders in due course.

PROPOSED REDUCTION OF SHARE PREMIUM

The Board intends to put forward a proposal to the Shareholders at the AGM for a reduction of the share premium account of the Company.

As at 31st December, 2008, the amount standing to the credit of the share premium account of the Company was HK$576,402,676.36 and the accumulated losses of the Company was HK$871,694,180.49. It is proposed that the entire amount standing to the credit of the share premium account of the Company as at 31st December, 2008 be reduced to zero with the credit arising therefrom in the sum of HK$576,402,676.36 be transferred to the contributed surplus account of the Company. Upon the said transfer becoming effective, an amount of HK$576,402,676.36 standing to the credit of the contributed surplus account of the Company will be applied to offset the accumulated losses of the Company as at 31st December, 2008.

The Reduction of Share Premium does not involve any reduction in the authorized or issued share capital of the Company nor does it involve any reduction in the nominal value of the Shares or the trading arrangements concerning the Shares.

Reason for the Reduction of Share Premium

The Board considers that the Reduction of Share Premium will give the Company more flexibility to declare dividends to the Shareholders at an earlier opportunity in the future as and when the Board considers appropriate. The Board also considers that the Reduction of Share Premium is in the interests of the Company and the Shareholders as a whole.

Effect of the Reduction of Share Premium

Implementation of the Reduction of Share Premium will not, of itself, affect the underlying assets, liabilities, business operations, management or financial position of the Company or the interests of the Shareholders as a whole or the share capital of the Company other than related expenses incurred.

Conditions of the Reduction of Share Premium

The Reduction of Share Premium is conditional upon:

(i) the passing of a special resolution to approve the Reduction of Share Premium at the AGM; and

(ii) compliance with the relevant requirements under the Companies Act.

Assuming that the above conditions are fulfilled, it is expected that the Reduction of Share Premium will become effective on the date of the AGM, at which the relevant special resolution approving the Reduction of Share Premium will be considered and, if thought fit, passed by the Shareholders.

General

A circular containing, amongst other, details of the Reduction of Share Premium, together with the notice of AGM and the related proxy form, will be sent to the Shareholders in due course.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"AGM"	the annual general meeting of the Company to be convened at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 3rd June, 2009 at 10:00 a.m.
"Board"	the board of Directors
"Companies Act"	The Companies Act 1981 of Bermuda (as amended)

"Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"Directors"	the directors of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Reduction of Share Premium"	the proposed reduction of an amount of HK$576,402,676.36 standing to the credit of the share premium account of the Company as at 31st December, 2008, as referred to in the section headed "Proposed Reduction of Share Premium"
"Share(s)"	ordinary share(s) of US$0.01 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency of United States

By Order of the Board
Pang Siu Chik
Director

Hong Kong, 24th April, 2009

As at the date of this announcement, the Board comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 3rd June, 2009 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the Audited Financial Statements, Reports of the Directors and Independent Auditors' Report of the Company for the year ended 31st December, 2008;

2. To re-elect retiring directors of the Company;

3. To authorize the board of directors of the Company to fix the remuneration of the directors;

4. To re-appoint Auditors and to authorise the board of directors of the Company to fix their remuneration;

As special business, to consider, and, if thought fit, pass with or without amendments the following resolution as ordinary resolution:

ORDINARY RESOLUTION

5. A. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval of paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), issued or otherwise dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or any issue of shares of the Company on the exercise of the subscription or conversion rights attaching to any securities which may be issued by the Company from time to time or the exercise of the options granted under the share option scheme of the Company or any issue of shares in lieu of the whole or part of a dividend on shares shall not exceed 20% of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company)."

B. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities of the Company authorized to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution."

C. "**THAT** conditional upon the Resolution set out as resolution numbers 5A and 5B of the notice convening this Meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company pursuant to the Resolution set out as resolution number 5A of the notice convening this Meeting be and is hereby extended by the addition thereon of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to the Resolution set out as resolution number 5B of the notice convening this Meeting provided that such extended amount shall not exceed 10% of the aggregate nominal value of the share capital of the Company in issue at the date of passing of the said Resolution."

As special business, to consider, and, if thought fit, pass with or without amendments the following resolution as special resolution:

SPECIAL RESOLUTION

6. "**THAT**:

(a) conditional upon the compliance by the Company with the relevant procedures and requirements under the Companies Act 1981 of Bermuda (as amended) and the bye-laws of the Company to effect the Reduction of Share Premium (as defined below), with effect from the date of the passing of this resolution, the entire amount of HK$576,402,676.36 standing to the credit of the share premium account of the Company be reduced and the directors of the Company be and are hereby authorized to transfer the credit arising from the reduction of the share premium account in the sum of HK$576,402,676.36 to the contributed surplus account of the Company and to apply the contributed surplus of the Company in the sum of HK$576,402,676.36 to offset the accumulated losses of the Company as at 31st December, 2008 (the "Reduction of Share Premium"); and

(b) the directors of the Company be and are hereby authorized to do all such things and acts and execute all such documents as they may, in their absolute discretion, consider necessary, desirable or expedient to give effect and/or implement the Reduction of Share Premium."

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 27th April, 2009

As at the date of this notice, the board of Directors comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont and Mr. Pang Siu Chik and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Rooms 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to rule 13.39(4) of the Listing Rules, all the resolutions put to the vote at the meeting will be taken by way of poll.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities of **C.P. Pokphand Co. Ltd.**, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES, REDUCTION OF SHARE PREMIUM AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 3rd June, 2009 at 10:00 a.m. is set out on pages 14 to 17 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806–07, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

27th April, 2009

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be convened at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 3rd June, 2009 at 10:00 a.m., notice of which is set out on pages 14 to 17 of this circular
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Bye-laws"	the bye-laws of the Company (as amended from time to time)
"Companies Act"	The Companies Act 1981 of Bermuda (as amended)
"Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	22nd April, 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information included therein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Reduction of Share Premium"	the proposed reduction of an amount of HK$576,402,676.36 standing to the credit of the share premium account of the Company as at 31st December, 2008 as referred to in the section headed "Proposed Reduction of Share Premium"

"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended from time to time
"Share(s)"	ordinary share(s) of US$0.01 each in the share capital of the Company
"Shares Issue Mandate"	the general and unconditional mandate to be granted to the Directors to allot, issue and otherwise deal with additional Shares up to a maximum of 20% of the aggregate nominal share capital in issue as at the date of passing of ordinary resolution set out as resolution number 5A at the AGM
"Shares Repurchase Mandate"	the general and unconditional mandate to be granted to the Directors to repurchase Shares up to 10% of the aggregate nominal share capital in issue as at the date of passing of ordinary resolution set out as resolution number 5B at the AGM
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"US$"	United States dollars, the lawful currency of United States
"%"	per cent.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

Directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Robert Ping-Hsien Ho
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Chatchaval Jiaravanon
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Suphachai Chearavanont
Mr. Pang Siu Chik
Mr. Ma Chiu Cheung, Andrew*
Mr. Sombat Deo-isres*
Mr. Sakda Thanitcul*

* *Independent non-executive Directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office and Principal place of business in Hong Kong:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

27th April, 2009

To the Shareholders

Dear Sirs,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES, REDUCTION OF SHARE PREMIUM AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM for (1) re-election of Directors; (2) grant of Shares Repurchase Mandate; (3) grant of Shares Issue Mandate; and (4) Reduction of Share Premium.

2. PROPOSED RE-ELECTION OF DIRECTORS

In accordance with Bye-law 82 of the Bye-laws, five Directors, namely Messrs. Sumet Jiaravanon, Robert Ping-Hsien Ho, Soopakij Chearavanont, Narong Chearavanont and Sombat Deo-isres, will retire from office by rotation at the AGM. To enhance good corporate governance practice, Mr. Dhanin Chearavanont, Executive Chairman of the Company, who intends to voluntarily retire by rotation in the manner as provided for other Directors under the Bye-laws, shall also retire from office along with the aforesaid five retiring Directors and being eligible, these six Directors will offer themselves for re-election at the AGM.

Details of each of the retiring Directors proposed to be re-elected at the AGM, are set out in Appendix I to this circular.

3. PROPOSED SHARES REPURCHASE MANDATE

The existing general mandate to repurchase Shares granted to the Directors at the annual general meeting held on 19th June, 2008 will expire upon the conclusion of the AGM.

At the AGM, an ordinary resolution will be proposed to seek the approval of the Shareholders to grant the Shares Repurchase Mandate to the Directors.

The Shares Repurchase Mandate will, if granted, remain effective until the earliest of (1) the conclusion of the next annual general meeting of the Company; (2) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or by the Bye-laws; and (3) its revocation or variation by an ordinary resolution of the Shareholders in general meeting.

An explanatory statement as required by the Listing Rules, providing the requisite information regarding the Shares Repurchase Mandate is set out in Appendix II to this circular.

4. PROPOSED SHARES ISSUE MANDATE

The existing general mandate to deal with new Shares granted to the Directors at the annual general meeting held on 19th June, 2008 will expire upon the conclusion of the AGM.

At the AGM, an ordinary resolution will be proposed to seek the approval of the Shareholders to grant the Shares Issue Mandate to the Directors in order to increase the flexibility for the Company to raise new capital as and when the Directors consider appropriate. If the resolution is passed and the Shares Issue Mandate is exercised in full (on the basis of 2,889,730,786 Shares in issue as at the Latest Practicable Date), the Company would be allowed to deal with up to a maximum of 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the resolution, which is equivalent to a maximum of 577,946,157 new Shares.

The Shares Issue Mandate will, if granted, remain effective until the earliest of (1) the conclusion of the next annual general meeting of the Company; (2) the expiration of the period within which the next annual general meeting of the Company is required by an applicable laws of Bermuda or by the Bye-laws; and (3) its revocation or variation by an ordinary resolution of the Shareholders in general meeting.

In addition, if the Shares Repurchase Mandate is granted, an ordinary resolution will be proposed at the AGM providing that any Shares repurchased under the Shares Repurchase Mandate will be added to the total number of Shares which may be allotted and issued under the Shares Issue Mandate.

5. PROPOSED REDUCTION OF SHARE PREMIUM

The Board announced on 24th April, 2009 that it intends to put forward a proposal to the Shareholders at the AGM for a reduction of the share premium account of the Company. As at 31st December, 2008, the amount standing to the credit of the share premium account of the Company was HK$576,402,676.36 and the accumulated losses of the Company was HK$871,694,180.49. It is proposed that the entire amount standing to the credit of the share premium account of the Company as at 31st December, 2008 be reduced to zero with the credit arising therefrom in the sum of HK$576,402,676.36 be transferred to the contributed surplus account of the Company. Upon the said transfer becoming effective, an amount of HK$576,402,676.36 standing to the credit of the contributed surplus account of the Company will be applied to offset the accumulated losses of the Company as at 31st December, 2008.

The Reduction of Share Premium does not involve any reduction in the authorized or issued share capital of the Company nor does it involve any reduction in the nominal value of the Shares or the trading arrangements concerning the Shares.

Reason for the Reduction of Share Premium

The Board considers that the Reduction of Share Premium will give the Company more flexibility to declare dividends to the Shareholders at an earlier opportunity in the future as and when the Board considers appropriate. The Board also considers that the Reduction of Share Premium is in the interests of the Company and the Shareholders as a whole.

Effect of the Reduction of Share Premium

Implementation of the Reduction of Share Premium will not, of itself, affect the underlying assets, liabilities, business operations, management or financial position of the Company or the interests of the Shareholders as a whole or the share capital of the Company other than related expenses incurred.

Conditions of the Reduction of Share Premium

The Reduction of Share Premium is conditional upon:

(i) the passing of a special resolution to approve the Reduction of Share Premium at the AGM; and

(ii) compliance with the relevant requirements under the Companies Act.

Assuming that the above conditions are fulfilled, it is expected that the Reduction of Share Premium will become effective on the date of the AGM, at which the relevant special resolution approving the Reduction of Share Premium will be considered and, if thought fit, passed by the Shareholders.

6. ANNUAL GENERAL MEETING

Set out on pages 14 to 17 is a notice convening the AGM to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 3rd June, 2009 at 10:00 a.m. at which resolutions will be proposed for the purpose of considering and, if thought fit, approving the ordinary business of an annual general meeting, the re-election of the Directors, the grant of the Shares Repurchase Mandate, the grant of the Shares Issue Mandate and the Reduction of Share Premium.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Therefore, all the resolutions put to the vote at the AGM will be taken by way of poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Listing Rules.

A form of proxy for use at the AGM is enclosed. Whether or not you are able to attend the AGM, you are requested to complete and return the form of proxy to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned meeting should you so wish.

7. RECOMMENDATION

The Board considers that the re-election of Directors, the grant of the Shares Repurchase Mandate, the grant of the Shares Issue Mandate and the Reduction of Share Premium are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends all Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

Yours faithfully,
By Order of the Board
Pang Siu Chik
Director

Details of the Directors who are retiring at the AGM and being eligible, have offered themselves for re-election in accordance with the Bye-laws are set out below:

Mr. Sumet Jiaravanon, aged 74, has been an Executive Director since 1988 and was appointed as the Chairman of the Company in 2005. He is also the Executive Chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Dhanin Chearavanont (the Executive Chairman of the Company) for the planning and management of the Group. Mr. Jiaravanon has extensive experience in establishing and operating businesses in Asia, Europe and USA. He holds directorships in several subsidiaries of the Group. Mr. Jiaravanon is also a Vice Chairman of True Corporation Public Company Limited, a company listed on the Stock Exchange of Thailand ("SET"). He had been the President Commissioner of PT. Charoen Pokphand Indonesia, Tbk, a company listed on the Jakarta Stock Exchange, and resigned in 2007. Saved as disclosed above, Mr. Jiaravanon does not hold any directorship in other listed public companies in the last three years and he does not hold any other position with the Group.

Mr. Jiaravanon is the father of Messrs. Chatchaval Jiaravanon and Benjamin Jiaravanon, both are Executive Directors of the Company, and an uncle of Messrs. Meth Jiaravanont (Executive Vice Chairman of the Company), Nopadol Chiaravanont, Soopakij Chearavanont, Narong Chearavanont and Suphachai Chearavanont, all of whom are Executive Directors of the Company. Mr. Jiaravanon is a brother of Mr. Dhanin Chearavanont (Executive Chairman of the Company), Jaran Chiaravanont and Montri Jiaravanont, who together are regarded as the controlling shareholders of the Company. Save as disclosed above, Mr. Jiaravanon does not have any other relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Jiaravanon held share options granted under the Company's share option scheme to subscribe for 37,600,000 Shares within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Jiaravanon did not have any interest in Shares within the meaning of Part XV of the SFO.

There is no service contract between Mr. Jiaravanon and the Company. He is not appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Bye-laws. For the year ended 31st December, 2008, Mr. Jiaravanon received emoluments of US$256,000. His emoluments are determined with reference to his duties and responsibilities within the Group.

Mr. Dhanin Chearavanont, aged 69, has been an Executive Director since 1988 and was appointed as the Executive Chairman of the Company in 2005. He is also the Chairman and Chief Executive Officer of the Charoen Pokphand Group and is jointly responsible with Mr. Sumet Jiaravanon (the Chairman of the Company) for the planning and management of the Group. Mr. Chearavanont has extensive experience in establishing and operating businesses in Asia, Europe and USA. He is also the Chairman of Charoen Pokphand Foods Public Company Limited, True Corporation Public Company Limited and CP ALL Public Company Limited and an Independent Director of Siam Makro Public Company Limited, which are companies listed on SET. He had been the Vice President Commissioner of PT. Charoen Pokphand Indonesia, Tbk, a company listed on the Jakarta Stock Exchange, and resigned in 2007. Saved as disclosed above, Mr. Chearavanont does not hold any directorship in other listed public companies in the last three years and he does not hold any other position with the Group.

Mr. Chearavanont is the father of Messrs. Soopakij Chearavanont, Narong Chearavanont and Suphachai Chearavanont, all of whom are Executive Directors of the Company, and an uncle of Messrs. Meth Jiaravanont (Executive Vice Chairman of the Company), Nopadol Chiaravanont, Chatchaval Jiaravanon and Benjamin Jiaravanon, all of whom are Executive Directors of the Company. Mr. Chearavanont is a brother of Mr. Sumet Jiaravanon (the Chairman of the Company), Jaran Chiaravanont and Montri Jiaravanont, who together are regarded as the controlling shareholders of the Company. Save as disclosed above, Mr. Chearavanont does not have any other relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Chearavanont held share options granted under the Company's share option scheme to subscribe for 37,600,000 Shares within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Chearavanont did not have any interest in Shares within the meaning of Part XV of the SFO.

There is no service contract between Mr. Chearavanont and the Company. He is not appointed for a specific term. For the year ended 31st December, 2008, Mr. Chearavanont received emoluments of US$103,000. His emoluments are determined with reference to his duties and responsibilities within the Group.

Mr. Robert Ping-Hsien Ho, aged 60, has been an Executive Director and Chief Financial Officer of the Company since 2005. He resigned as Chief Financial Officer but continued to act as Executive Director of the Company with effect from 8th September, 2008. He obtained a Bachelor of Business Administration degree from College of Law, National Taiwan University and has more than 30 years' of experience in management and finance. Mr. Ho holds directorships in several subsidiaries of the Group. Mr. Ho is also the Chief Financial Officer, International of the Charoen Pokphand Group and is currently an Executive Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange. Saved as disclosed above, Mr. Ho does not hold any directorship in other listed public companies in the last three years and he does not hold any other position with the Group.

Mr. Ho does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Ho held share options granted under the Company's share option scheme to subscribe for 62,584,807 Shares within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Ho did not have any interest in Shares within the meaning of Part XV of the SFO.

There is no service contract between Mr. Ho and the Company. He is not appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Bye-laws. For the year ended 31st December, 2008, Mr. Robert Ping-Hsien Ho received emoluments of US$18,000. His emoluments are determined with reference to his duties and responsibilities within the Group.

Mr. Soopakij Chearavanont, aged 45, has been an Executive Director of the Company since 2005. He obtained a Bachelor of Science degree in the College of Business and Public Administration of New York University, USA and has extensive multinational investment and management experience in various industries. Mr. Chearavanont has been an Executive Director and Chairman of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange since 2000 and has been re-designated as its Chief Executive Officer and Executive Vice Chairman with effect from 1st May, 2008. He is a director of True Corporation Public Company Limited and CP ALL Public Company Limited, which are companies listed on SET. He is also the Chairman of True Visions Public Company Limited (formerly known as United Broadcasting Corporation Public Company Limited, which delisted from SET in 2006). Saved as disclosed above, Mr. Chearavanont does not hold any directorship in other listed public companies in the last three years and he does not hold any other position with the Group.

Mr. Chearavanont is a brother of Messrs. Narong Chearavanont and Suphachai Chearavanont, both are Executive Directors of the Company. He is also a cousin of Messrs. Meth Jiaravanont (Executive Vice Chairman and Executive Director of the Company), Nopadol Chiaravanont, Chatchaval Jiaravanon and Benjamin Jiaravanon, all of whom are Executive Directors of the Company. Mr. Chearavanont is a son of Mr. Dhanin Chearavanont (Executive Chairman of the Company) and a nephew of Messrs. Jaran Chiaravanont, Montri Jiaravanont and Sumet Jiaravanon (Chairman of the Company), who together are regarded as the controlling shareholders of the Company. Save as disclosed above, Mr. Chearavanont does not have any other relationship with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Chearavanont did not have any interest in Shares within the meaning of Part XV of the SFO.

There is no service contract between Mr. Chearavanont and the Company. He is not appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Bye-laws. For the year ended 31st December, 2008, he did not receive any emoluments for his directorship in the Company.

Mr. Narong Chearavanont, aged 43, has been an Executive Director of the Company since 2005. He obtained a Bachelor of Science degree in Business Administration from New York University, USA and Certificate of Advance Management Program in Transforming Proven Leaders into Global Executives from Harvard Business School, Harvard University, U.S.A. Mr. Chearavanont has extensive experience in the retail and trading industries. He has been an Executive Director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange since 2001 and was re-designated as its Vice Chairman in 2006. He is a director of True Corporation Public Company Limited and CP ALL Public Company Limited, which are companies listed on SET. Saved as disclosed above, Mr. Chearavanont does not hold any directorship in other listed public companies in the last three years and he does not hold any other position with the Group.

Mr. Chearavanont is a brother of Messrs. Soopakij Chearavanont and Suphachai Chearavanont, both are Executive Directors of the Company. He is also a cousin of Messrs. Meth Jiaravanont (Executive Vice Chairman and Executive Director of the Company), Nopadol Chiaravanont, Chatchaval Jiaravanon and Benjamin Jiaravanon, all of whom are Executive Directors of the Company. Mr. Chearavanont is a son of Mr. Dhanin Chearavanont (Executive Chairman of the Company) and a nephew of Messrs. Jaran Chiaravanont, Montri Jiaravanont and Sumet Jiaravanon (Chairman of the Company), who together are regarded as the controlling shareholders of the Company. Save as disclosed above, Mr. Chearavanont does not have any other relationship with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Chearavanont did not have any interest in Shares within the meaning of Part XV of the SFO.

There is no service contract between Mr. Chearavanont and the Company. He is not appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Bye-laws. For the year ended 31st December, 2008, he did not receive any emoluments for his directorship in the Company.

Mr. Sombat Deo-isres, aged 67, has been an Independent Non-Executive Director of the Company since 2005. He is also a member of the Audit Committee and Remuneration Committee of the Company. Mr. Deo-isres obtained a Bachelor's degree in Laws from Thammasat University and a Master's degree in Laws from Chulalongkorn University, Thailand. He has held various senior positions with the Thai judiciary and is currently a Senior Judge of the Supreme Court of Thailand. Mr. Deo-isres does not hold any directorships in other listed public companies in the last three years and he does not hold any other position with the Group.

Mr. Deo-isres does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Deo-isres did not have any interest in Shares within the meaning of Part XV of the SFO.

There is no service contract between Mr. Deo-isres and the Company. He is appointed for a term of one year which is subject to retirement by rotation and re-election at general meetings in accordance with the Bye-laws. For the year ended 31st December, 2008, Mr. Sombat Deo-isres received emoluments of US$31,000, which is determined with reference to his anticipated time and effort to be spent on the Company's matter.

Based on the confirmation of independence received from Mr. Deo-isres, he is considered as independent pursuant to Rule 3.13 of the Listing Rules and therefore recommended to be re-elected at the AGM.

Save as disclosed above, there is no other information relating to the above retiring Directors which are required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders.

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to the Shareholders for their consideration of the Shares Repurchase Mandate. The Shares proposed to be repurchased by the Company are fully paid-up.

LISTING RULES RELATING TO THE REPURCHASE OF SHARES

The Listing Rules permit companies whose primary listing is on the Stock Exchange to repurchase their shares on the Stock Exchange subject to certain restriction. The Company is empowered by its Memorandum of Association and Bye-laws to repurchase its own shares.

EXERCISE OF THE GENERAL MANDATE TO REPURCHASE SHARES

The Resolution set out as resolution number 5B of the Notice of AGM will, if passed, give a general unconditional mandate to the Directors to repurchase Shares on the Stock Exchange representing up to 10% of its share capital in issue at the date of passing of such resolution at any time until the next annual general meeting of the Company or any earlier date as referred to in that resolution (the "Relevant Period"). All repurchases of Shares on the Stock Exchange by the Company must be approved in advance by an ordinary resolution either by way of a general mandate or by specific approval in relation to a specific transaction.

Accordingly, exercise in full of the Shares Repurchase Mandate (on the basis of 2,889,730,786 Shares in issue as at the Latest Practicable Date) would result in up to 288,973,078 Shares being repurchased by the Company during the Relevant Period.

REASONS FOR THE REPURCHASE OF SHARES

The Directors believe that the flexibility afforded to them by the Shares Repurchase Mandate would be beneficial to the Company and the Shareholders. Repurchases pursuant to such mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Shares and/or its earnings per share and the liquidity of the Shares on the Stock Exchange.

FUNDING OF THE REPURCHASE OF SHARES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the laws of Bermuda (under which the Company is incorporated). The Directors propose that any Shares repurchased under the Shares Repurchase Mandate would be financed from capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

If the Shares Repurchase Mandate is exercised in full, there may be a material adverse effect on the working capital requirements or the gearing levels of the Company, as compared with the position disclosed in the Company's audited accounts for the year ended 31st December, 2008 (the most recent published audited accounts). The Directors will consider the financial conditions of the Company prevailing at the time whenever they consider exercising the Shares Repurchase Mandate and do not propose to exercise such mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company at the time of the relevant repurchases unless the Directors determine that such repurchases are, taking account of all relevant factors, in the best interests of the Company.

SHARE PRICES

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the twelve months preceding the issue of this explanatory statement are as follows:

	Highest	**Lowest**
	HK$	*HK$*
2008		
April	0.420	0.330
May	0.390	0.345
June	0.360	0.280
July	0.320	0.260
August	0.300	0.250
September	0.280	0.180
October	0.245	0.140
November	0.165	0.135
December	0.175	0.145
2009		
January	0.180	0.146
February	0.180	0.150
March	0.200	0.151
April (up to the Latest Practicable Date)	0.210	0.170

EFFECT OF THE TAKEOVERS CODE

If a Shareholder's proportionate interest in the voting rights of the Company increases on the Company's exercise its powers to repurchase Shares pursuant to the Shares Repurchase Mandate, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder or a group of Shareholders acting in concert, depending on the level of increase of his or their shareholding interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, based on information available to the Company, CPI Holding Co., Ltd. ("CPI") and parties acting in concert with it (as defined in the Takeovers Code) were interested in an aggregate of 1,486,108,445 Shares, representing approximately 51.43% of the issued share capital of the Company. On the basis that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase Shares pursuant to the Shares Repurchase Mandate, the interest held by CPI and parties acting in concert with it would be increased to approximately 57.14% of the issued share capital of the Company. In the opinion of the Directors, such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. In any event, the Directors do not presently intend to exercise the Shares Repurchase Mandate to such extent.

Save as disclosed above, the Directors are not aware of any consequences which could arise under the Takeovers Code as a result of any repurchases made pursuant to the Shares Repurchase Mandate.

DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates, has any present intention to sell Shares to the Company in the event that the Shares Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any connected person (as defined in the Listing Rules) that he has a present intention to sell Shares to the Company or has undertaken not to sell Shares held by them to the Company in the event that the Shares Repurchase Mandate is approved by the Shareholders.

UNDERTAKING OF DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the Shares Repurchase Mandate in accordance with the Listing Rules, the laws of Bermuda (under which the Company is incorporated) and the Memorandum of Association and Bye-laws.

PURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of Shares whether on the Stock Exchange or otherwise in the six months preceding the Latest Practicable Date.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

NOTICE is hereby given that the Annual General Meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 3rd June, 2009 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the Audited Financial Statements, Reports of the Directors and Independent Auditors' Report of the Company for the year ended 31st December, 2008;

2. To re-elect retiring directors of the Company;

3. To authorize the board of directors of the Company to fix the remuneration of the directors;

4. To re-appoint Auditors and to authorise the board of directors of the Company to fix their remuneration;

As special business, to consider, and, if thought fit, pass with or without amendments the following resolution as ordinary resolution:

ORDINARY RESOLUTION

5. A. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval of paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), issued or otherwise dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or any issue of shares of the Company on the exercise of the subscription or conversion rights attaching to any securities which may be issued by the Company from time to time or the exercise of the options granted under the share option scheme of the Company or any issue of shares in lieu of the whole or part of a dividend on shares shall not exceed 20% of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company)."

B. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities of the Company authorized to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution."

C. "**THAT** conditional upon the Resolution set out as resolution numbers 5A and 5B of the notice convening this Meeting being duly passed, the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company pursuant to the Resolution set out as resolution number 5A of the notice convening this Meeting be and is hereby extended by the addition thereon of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to the Resolution set out as resolution number 5B of the notice convening this Meeting provided that such extended amount shall not exceed 10% of the aggregate nominal value of the share capital of the Company in issue at the date of passing of the said Resolution."

As special business, to consider, and, if thought fit, pass with or without amendments the following resolution as special resolution:

SPECIAL RESOLUTION

6. "**THAT**:

(a) conditional upon the compliance by the Company with the relevant procedures and requirements under the Companies Act 1981 of Bermuda (as amended) and the bye-laws of the Company to effect the Reduction of Share Premium (as defined below), with effect from the date of the passing of this resolution, the entire amount of HK$576,402,676.36 standing to the credit of the share premium account of the Company be reduced and the directors of the Company be and are hereby authorized to transfer the credit arising from the reduction of the share premium account in the sum of HK$576,402,676.36 to the contributed surplus account of the Company and to apply the contributed surplus of the Company in the sum of HK$576,402,676.36 to offset the accumulated losses of the Company as at 31st December, 2008 (the "Reduction of Share Premium"); and

(b) the directors of the Company be and are hereby authorized to do all such things and acts and execute all such documents as they may, in their absolute discretion, consider necessary, desirable or expedient to give effect and/or implement the Reduction of Share Premium."

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 27th April, 2009

As at the date of this notice, the board of Directors comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont and Mr. Pang Siu Chik and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at Rooms 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to rule 13.39(4) of the Listing Rules, all the resolutions put to the vote at the meeting will be taken by way of poll.

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

股東週年大會(或其任何續會)適用之代表委任表格

本人／吾等(附註1) ____

地址為 ____

為卜蜂國際有限公司(「本公司」)股本中每股面值0.01美元股份(附註2) ____________________ 股

之登記持有人，茲委任會議主席或(附註3) ____

地址為 ____

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零九年六月三日(星期三)上午十時正假座香港夏慤道16號遠東金融中心21樓舉行之股東週年大會(「會議」)(或其一切續會)，藉以考慮並酌情通過召開會議之通告所載之決議案，並於會議(或其一切續會)上，代表本人／吾等以本人／吾等之名義，依照下列指示就下述決議案投票，倘未有作出指示，則由本人／吾等之委任代表酌情投票。

	普通決議案	贊成(附註4)	反對(附註4)
1.	省覽截至二零零八年十二月三十一日止年度之經審核財務報告、董事報告書及獨立核數師報告。		
2.	a) 重選謝中民先生為董事。		
	b) 重選謝國民先生為董事。		
	c) 重選何平僊先生為董事。		
	d) 重選謝吉人先生為董事。		
	e) 重選謝漢人先生為董事。		
	f) 重選Sombat Deo-isres先生為董事。		
3.	授權董事會釐定董事之酬金。		
4.	續聘安永會計師事務所為核數師及授權董事會釐定其酬金。		
5A.	授予董事會一般授權配發、發行及處理不超過本公司已發行股本中百分之二十之新增股份。		
5B.	授予董事會一般授權購回不超過本公司已發行股本中百分之十之股份。		
5C.	以本公司所購回之股份擴大發行股份之一般授權。		
	特別決議案	**贊成(附註4)**	**反對(附註4)**
6.	批准削減本公司股份溢價。		

日期：二零零九年 __________ 月 __________ 日　　簽署(附註5)：________________________

附註：

1. 請用正楷填上全名及地址。須註明全部聯名持有人之姓名。
2. 請將 閣下登記之股份數目填上。如 閣下未有填上股份數目，則本代表委任表格將被視作為與 閣下登記之所有本公司股份有關。
3. 如擬委任會議主席以外人士擔任代表，請刪去「會議主席或」字句，並於空欄內填上受委代表之姓名及地址。受委代表毋須為本公司股東，但須親自出席會議以代表 閣下。
4. **注意： 閣下如擬投票贊成決議案，請在「贊成」欄內加上「✓」號。 閣下如擬投票反對決議案，請在「反對」欄內加上「✓」號。** 閣下如未有在欄內作出指示，則 閣下之受委代表有權酌情投票。 閣下的代表亦有權就召開會議的通告中所載以外而從適當途徑提呈會議的決議案及任何決議案的任何修改自行酌情投票。
5. 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署，倘股東為公司，則須蓋上公司印鑑或經由行政人員、代表或正式授權之其他人士簽署。
6. 如為聯名持有人，排名首位的持有人親自或委任代表投票後，其他聯名持有人概無投票權。就此而言，排名次序乃按照股東名冊內的排名次序而定。
7. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證明之授權書或授權文件副本，最遲須於會議或其任何續會指定舉行時間四十八小時前交回本公司於香港之過戶登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心18樓1806-7室)，方為有效。
8. 本代表委任表格之每項更改，均須由簽署人簡簽。
9. 閣下填妥及交回代表委任表格後，屆時仍可出席會議，並於會上投票。

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

PROXY FORM FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF)

I/We[1] ____

of ____

being the registered holder(s) of[2] ______________________ share(s) of US$0.01 each in the capital of C.P. Pokphand Co. Ltd. (the "Company") hereby appoint the Chairman of the Meeting or[3] ______________________

____

of ____

as my/our proxy to attend and act for me/us and on my/our behalf at the Annual General Meeting of the Company (the "Meeting") to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 3rd June, 2009 at 10:00 a.m. (or any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting, or at any adjournment thereof, to vote for me/us and in my/our name(s) as indicated below in respect of the resolutions set below or, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
1.	To receive and consider the Audited Financial Statements, Report of the Directors and the Independent Auditors' Report for the year ended 31st December, 2008.		
2.	a) To re-elect Mr. Sumet Jiaravanon as a Director.		
	b) To re-elect Mr. Dhanin Chearavanont as a Director.		
	c) To re-elect Mr. Robert Ping-Hsien Ho as a Director.		
	d) To re-elect Mr. Soopakij Chearavanont as a Director.		
	e) To re-elect Mr. Narong Chearavanont as a Director.		
	f) To re-elect Mr. Sombat Deo-isres as a Director.		
3.	To authorise the Board of Directors to fix the remuneration of the Directors.		
4.	To re-appoint Ernst & Young as Auditors and authorise the Board of Directors to fix the remuneration of Auditors.		
5A.	To grant to the Board of Directors a general mandate to allot, issue and otherwise deal with additional shares not exceeding 20 per cent of the issued share capital of the Company.		
5B.	To grant to the Board of Directors a general mandate to repurchase shares not exceeding 10 per cent of the issued share capital of the Company.		
5C.	To extend the share allotment mandate by the addition thereto of the Company repurchased by the Company.		
	SPECIAL RESOLUTION	**FOR[4]**	**AGAINST[4]**
6.	To approve the reduction of share premium of the Company.		

Dated this ____________ day of ____________ 2009 Signature[5] ______________________

Notes :

1. Full name(s) and address(es) to be inserted in block capitals. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman is appointed, strike out "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company, but must attend the Meeting in person to represent you.
4. **IMPORTANT: If you wish to vote for a Resolution, place a "✓" in the box marked "FOR". If you wish to vote against a Resolution, place a "✓" in the box marked "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment to the resolutions referred to in the notice convening the Meeting and on any resolutions which have been properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person so authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose, seniority will be determined by the order in which the names stand in the register of members.
7. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investors Services Limited, at Rooms 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

此乃要件　請即處理

閣下如對本通函之任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之**卜蜂國際有限公司**證券**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

建議重選董事、
授予發行新股份及購回股份之一般授權、
削減股份溢價
及
股東週年大會通告

卜蜂國際有限公司謹訂於二零零九年六月三日(星期三)上午十時正假座香港夏慤道16號遠東金融中心21樓召開股東週年大會，大會通告載於本通函第14至第17頁。

無論　閣下是否有意出席股東週年大會，務請盡快將隨附之代表委任表格按其列印之指示填妥並交回本公司於香港之股份過戶登記分處，香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806至1807室。惟無論如何須於股東週年大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可按意願親自出席上述大會或其任何續會，並於會上投票。

二零零九年四月二十七日

目　錄

頁次

於本通函內，除文義另有所指，下列詞彙具有下列涵義：

「股東週年大會」	指	本公司謹訂於二零零九年六月三日(星期三)上午十時正假座香港夏慤道16號遠東金融中心21樓舉行之股東週年大會，有關通告載於本通函第14至17頁
「聯繫人士」	指	上市規則所賦予之涵義
「董事會」	指	董事會
「細則」	指	本公司之細則(不時修訂)
「公司法」	指	百慕達一九八一年公司法(經修訂)
「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立之公司，其股份於聯交所主板上市(股份編號43)
「關連人士」	指	上市規則所賦予之涵義
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中國香港特別行政區
「最後實際可行日期」	指	二零零九年四月二十二日，即本通函付印前就確定本通函所載若干資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國(惟在此通函並不包括香港，澳門特別行政區及台灣)
「削減股份溢價」	指	建議削減於二零零八年十二月三十一日之本公司股份溢價賬之進賬金額576,402,676.36港元(詳載於「建議削減股份溢價」一節)

「證券及期貨條例」	指	經不時修訂之證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股0.01美元之普通股
「股份發行授權」	指	將授予董事之一般及無條件授權，以配發、發行及以其他方式處理額外股份最多達於股東週年大會上通過第5A項普通決議案當日已發行股本總面值20%之股份
「股份購回授權」	指	將授予董事之一般及無條件授權，以購回最多達於股東週年大會上通過第5B項普通決議案當日已發行股本總面值10%之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	上市規則所賦予之涵義
「收購守則」	指	香港公司收購及合併守則
「美元」	指	美元，美國法定貨幣
「%」	指	百分比

卜蜂國際有限公司

（於百慕達註冊成立之有限公司）

（股份編號：43）

董事：
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
何平僊先生
謝吉人先生
謝杰人先生
謝展先生
謝仁基先生
謝漢人先生
謝鎔仁先生
彭小績先生
馬照祥先生*
Sombat Deo-isres先生*
Sakda Thanitcal先生*

* *獨立非執行董事*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處及主要營業地點：
香港
夏慤道16號
遠東金融中心
21樓

敬啟者：

建議重選董事、
授予發行新股份及購回股份之一般授權、
削減股份溢價
及
股東週年大會通告

1. 緒言

本通函旨在向　閣下提供有關於股東週年大會將予提呈決議案之資料，該等決議案乃有關(1)重選董事；(2)授予股份購回授權；(3)授予股份發行授權；及(4)削減股份溢價。

2. 建議重選董事

根據細則第82條，五位董事分別為謝中民先生、何平僊先生、謝吉人先生、謝漢人先生及Sombat Deo-isres先生將於股東週年大會上輪席告退。為加強良好企業管治常規，本公司執行董事長謝國民先生自願根據細則有關其他董事須輪席告退之規定定期輪席告退。彼亦將與上述五位退任董事一起退任，及符合資格該六位董事均表示願意於股東週年大會上膺選連任。

建議於股東週年大會上重選之各位退任董事之詳情載於本通函附錄一。

3. 建議股份購回授權

於二零零八年六月十九日舉行之股東週年大會上授予董事以購回股份之現有一般授權，將於股東週年大會結束時屆滿。

於股東週年大會上，將會就授予董事股份購回授權提呈一項普通決議案向股東尋求批准。

倘授予股份購回授權，將直至下列三者中較早發生者為止仍然有效：(1)本公司下屆股東週年大會結束；(2)百慕達任何適用法例或細則規定本公司須舉行下屆股東週年大會之期限屆滿；及(3)股東在股東大會上通過普通決議案撤銷或修訂該授權。

上市規則規定之說明函件載於本通函附錄二，當中載列股份購回授權之有關資料。

4. 建議股份發行授權

於二零零八年六月十九日舉行之股東週年大會上授予董事以處理新股份之現有一般授權，將於股東週年大會結束時屆滿。

於股東週年大會上，將會就授予董事股份發行授權提呈一項普通決議案向股東尋求批准，使董事能在其認為合時及適當之情況下更靈活為本公司籌集新資金。如該決議案獲通過及股份發行授權被全面行使(以於截至最後實際可行日期已發行之2,889,730,786股股份作基準)，本公司可發行最多達於通過該決議案當日本公司已發行股本總面值20%，即等同最多577,946,157股新股份。

倘授出股份發行授權，將直至下列三者中較早發生者為止仍然有效：(1)本公司下屆股東週年大會結束；(2)百慕達任何適用法例或細則規定本公司須舉行下屆股東週年大會之期限屆滿；及(3)股東在股東大會上通過普通決議案撤銷或修訂該授權。

此外，倘授予股份購回授權，在股東週年大會上亦會提呈一項普通決議案，規定任何根據股份購回授權購回之股份，將加入根據股份發行授權可予配發及發行之股份總數內。

5. 建議削減股份溢價

董事會於二零零九年四月二十四日宣佈，其將於股東週年大會上向股東提呈一項有關削減本公司股份溢價賬之建議。於二零零八年十二月三十一日，本公司股份溢價賬之進賬金額為576,402,676.36港元，而本公司之累計虧損金額為871,694,180.49港元。茲建議於二零零八年十二月三十一日之本公司股份溢價賬進賬金額將予削減至零，由此產生之進賬金額576,402,676.36港元將轉撥至本公司之實繳盈餘賬。於上述轉撥生效後，本公司實繳盈餘賬之進賬金額576,402,676.36港元將用以抵銷於二零零八年十二月三十一日之本公司累計虧損。

削減股份溢價並不涉及削減本公司任何法定或已發行股本，亦不涉及削減任何股份面值或關於股份之買賣安排。

削減股份溢價之理由

董事會認為，削減股份溢價將給予本公司更高靈活性，日後於董事會認為合適時盡早向股東宣派股息。董事會亦認為削減股份溢價符合本公司及股東之整體利益。

削減股份溢價之影響

除相關開支外，實行削減股份溢價本身將不會影響本公司之相關資產、負債、業務營運、管理或財務狀況或股東之整體利益或本公司之股本。

削減股份溢價之條件

削減股份溢價須待下列條件獲達成後，方可作實：

(i) 於股東週年大會上通過批准削減股份溢價之特別決議案；及

(ii) 遵守公司法之相關規定。

倘上述條件獲達成，則預期削減股份溢價將於股東週年大會日生效，股東將於該會上考慮並酌情通過批准削減股份溢價之相關特別決議案。

6. 股東週年大會

載列於第14至17頁為謹訂於二零零九年六月三日(星期三)上午十時正假座香港夏慤道16號遠東金融中心21樓召開股東週年大會之通告，有關決議案將於會上提呈，以考慮及酌情批准股東週年大會之普通事項、重選董事、授予購回股份授權、授予發行股份授權及削減股份溢價。

根據上市規則第13.39(4)條，股東於股東大會所作的任何表決須以投票形式進行。因此股東週年大會的所有決議案將以投票形式進行表決。本公司將按照上市規則第13.39(5)條規定的方式公佈投票結果。

茲隨附適用於股東週年大會之代表委任表格。無論　閣下是否有意出席股東週年大會，務請盡快將該代表委任表格填妥並交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806至1807室。惟無論如何須於股東週年大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可按意願親自出席股東週年大會或其任何續會，並於會上投票。

7. 推薦意見

董事會認為重選董事、授予股份購回授權、授予股份發行授權及削減股份溢價，整體而言符合本公司及其股東之最佳利益。因此，董事會建議所有股東投票贊成將於股東週年大會上提呈之有關決議案。

此致

列位股東　台照

承董事會命
董事
彭小績
謹啟

二零零九年四月二十七日

以下為根據細則將於股東週年大會上退任而彼等亦表示願意膺選連任之董事履歷：

謝中民先生，74歲，自一九八八年起出任執行董事及於二零零五年起獲委任為本公司之主席。彼亦為卜蜂集團之常務董事長，與謝國民先生（本公司之執行董事長）共同負責籌劃及管理本集團之業務。謝先生擁有在亞洲、歐洲及美國建立與經營業務之資深經驗。彼亦擔任本集團若干附屬公司之董事職位。謝先生亦為True Corporation Public Company Limited（一家於泰國證券交易所上市之公司（「泰國交易所」））之副主席。彼曾擔任PT. Charoen Pokphand Indonesia, Tbk（一家於耶家達證券交易所上市之公司）之仲裁委員，並於二零零七年辭任。除以上披露者外，謝先生於過去三年並無於其他上市公司擔任任何董事職務以及彼並無於本集團擔任任何其他職務。

謝先生為謝展先生及謝仁基先生（二人均為本公司之執行董事）之父親，並為謝克俊先生（本公司之執行副董事長）、謝杰人先生、謝吉人先生、謝漢人先生及謝鎔仁先生（以上各人均為本公司之執行董事）之伯／叔父。謝先生與謝國民先生（本公司之執行董事長）、謝正民先生及謝大民先生乃兄弟之關係，彼等被視為本公司之控股股東。除以上披露者外，謝先生並無與本公司之任何董事、高級管理層或主要或控股股東有任何其他關係。

於最後實際可行日期，根據證券及期貨條例第XV部之定義下，謝先生持有本公司購股權計劃所授予可認購37,600,000股股份之購股權。除以上披露者外，謝先生並無擁有根據證券及期貨條例第XV部所指之任何股份權益。

謝先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東大會上膺選連任。截至二零零八年十二月三十一日止年度，謝先生收取之酬金為256,000美元，乃參照彼於本集團之職責而釐定。

謝國民先生，69歲，自一九八八年起出任執行董事及於二零零五年起獲委任為本公司之執行董事長。彼亦為卜蜂集團之董事長及首席執行長，與謝中民先生（本公司之主席）共同負責籌劃及管理本集團之業務。謝先生擁有在亞洲、歐洲及美國建立與經營業務之資深經驗。彼現為卜蜂食品企業有限公司（大眾）、True Corporation Public Company Limited與CP ALL Public Company Limited之主席，及Siam Makro Public Company Limited之獨立董事（四家均為於泰國交易所上市之公司）。彼曾擔任PT. Charoen Pokphand Indonesia, Tbk（一家於耶家達證券交易所上市之公司）之副仲裁委員，並於二零零七年辭任。除以上披露者外，謝先生於過去三年並無於其他上市公司擔任任何董事職務，彼並無擔任本集團之任何其他職務。

謝先生為謝吉人先生、謝漢人先生及謝鎔仁先生(三位均為本公司之執行董事)之父親，並為謝克俊先生(本公司之執行副董事長)、謝杰人先生、謝展先生及謝仁基先生(以上四位均為本公司之執行董事)之伯／叔父。謝先生與謝中民先生(本公司之主席)、謝正民先生及謝大民先生乃兄弟之關係，彼等被視為本公司之控股股東。除以上披露者外，謝先生並無與本公司之任何董事、高級管理層或主要或控股股東有任何其他關係。

於最後實際可行日期，根據證券及期貨條例第XV部之定義下，謝先生持有本公司購股權計劃所授予可認購37,600,000股股份之購股權。除以上披露者外，謝先生並無擁有根據證券及期貨條例第XV部所指之任何股份權益。

謝先生與本公司並無訂立任何服務合約。彼之任期並無特定期限。截至二零零八年十二月三十一日止年度，謝先生收取之酬金為103,000美元，乃參照彼於本集團之職責而釐定。

何平僊先生，60歲，自二零零五年出任本公司之執行董事及首席財會長。彼於二零零八年九月八日起辭任首席財會長，但繼續出任本公司之執行董事。彼持有國立台灣大學商學系工商管理組之法學士，並擁有逾三十年之管理及財務經驗。何先生亦擔任本集團若干附屬公司之董事職位。何先生亦為卜蜂集團之海外財會長及現為正大企業國際有限公司(一家於聯交所主板上市之公司)之執行董事。除以上披露者外，何先生於過去三年並無於其他上市公司擔任任何董事職務，彼並無擔任本集團之任何其他職務。

何先生並無與本公司之任何董事、高級管理層或主要或控股股東有任何關係。於最後實際可行日期，根據證券及期貨條例第XV部之定義下，何先生持有本公司購股權計劃所授予可認購62,584,807股股份之購股權。除以上披露者外，何先生並無擁有根據證券及期貨條例第XV部所指之任何股份權益。

何先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東大會上膺選連任。截至二零零八年十二月三十一日止年度，何先生收取之酬金為18,000美元，乃參照彼於本集團之職責而釐定。

謝吉人先生，45歲，自二零零五年出任本公司之執行董事。彼持有美國紐約大學商業及公共管理學院之理學士學位，並擁有跨國性投資及管理不同行業之資深經驗。謝先生自二零零零年出任正大企業國際有限公司（一家於聯交所主板上市之公司）之執行董事及主席，並於二零零八年五月一日調任為首席執行長兼執行副主席。彼為True Corporation Public Company Limited及CP ALL Public Company Limited（兩家均為泰國交易所上市之公司）之董事。謝先生亦為True Visions Public Company Limited（前稱United Broadcasting Corporation Public Company Limited，並於二零零六年取消其在泰國交易所上市地位）之主席。除以上披露者外，謝先生於過去三年並無於其他上市公司擔任任何董事職務及彼並無擔任本集團之任何其他職務。

謝先生與本公司之執行董事謝漢人先生及謝鎔仁先生乃兄弟之關係。彼亦與謝克俊先生（本公司之執行副董事長及執行董事）、謝杰人先生、謝展先生及謝仁基先生（以上各人均為本公司執行董事）乃堂兄弟之關係。謝先生乃謝國民先生（本公司之執行董事長）之兒子及謝正民先生、謝大民先生及謝中民先生（本公司之主席）之侄兒，彼等被視為本公司之控股股東。除以上披露者外，謝先生並無與本公司之任何董事、高級管理層或主要或控股股東有任何其他關係。於最後實際可行日期，謝先生並無擁有根據證券及期貨條例第XV部所指之任何股份權益。

謝先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東大會上膺選連任。截至二零零八年十二月三十一日止年度，謝先生概無就其於本公司之董事職務收取任何酬金。

謝漢人先生，43歲，自二零零五年出任本公司之執行董事。彼持有美國紐約大學工商管理理學士學位及美國哈佛大學哈佛商學院進階管理證書。謝先生擁有零售及貿易業務之資深經驗。彼自二零零一年出任正大企業國際有限公司（一家於聯交所主板上市之公司）之執行董事，並於二零零六年調任為副主席。彼為True Corporation Public Company Limited及CP ALL Public Company Limited（兩家均為泰國交易所上市之公司）之董事。除以上披露者外，謝先生於過去三年並無於其他上市公司擔任任何董事職務及彼並無擔任本集團之任何其他職務。

謝先生與本公司之執行董事謝吉人先生及謝鎔仁先生乃兄弟之關係。彼亦與謝克俊先生（本公司之執行副董事長及執行董事）、謝杰人先生、謝展先生及謝仁基先生（以上各人均為執行董事）乃堂兄弟之關係。謝先生乃謝國民先生（本公司之執行董事長）之兒子及謝正民先生、謝大民先生及謝中民先生（本公司之主席）之侄兒，彼等被視為本公司之控股股東。除以上披露者外，謝先生並無與本公司之任何董事、高級管理層或主要或控股股東有任何其他關係。於最後實際可行日期，謝先生並無擁有根據證券及期貨條例第XV部所指之任何股份權益。

謝先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東大會上膺選連任。截至二零零八年十二月三十一日止年度，謝先生概無就其於本公司之董事職務收取任何酬金。

Sombat Deo-isres先生，67歲，自二零零五年出任本公司之獨立非執行董事。彼亦為本公司審核委員會及薪酬委員會成員。Deo-isres先生持有泰國Thammasat University法律系學士學位及Chulalongkorn University法律系碩士學位。彼曾於泰國司法部擔任多個高級職位及現任泰國最高法院高級法官。Deo-isres先生於過去三年並無於其他上市公司擔任任何董事職務，彼亦無擔任本集團之任何其他職務。

Deo-isres先生並無與本公司之任何董事、高級管理層或主要或控股股東有任何關係。於最後實際可行日期，Deo-isres先生並無擁有根據證券及期貨條例第XV部所指之任何股份權益。

Deo-isres先生與本公司並無訂立任何服務合約。彼之任期為一年，並須根據細則輪值告退及於股東大會上膺選連任。截至二零零八年十二月三十一日止年度，Deo-isres先生收取之酬金為31,000美元，乃參照彼於處理本公司事務預期所需之時間及精力而釐定。

根據本公司接獲Deo-isres先生遵照上市規則第3.13條之獨立確認函，彼被視為獨立人士，故建議於股東週年大會上膺選連任。

除以上披露者外，就建議重選以上退任董事一事而言，概無其他事宜須根據上市規則第13.51(2)條之(h)段至(v)段之規定作出披露及概無其他事宜須知會股東。

本附錄內為上市規則規定之說明函件，向股東提供所需資料以供彼等考慮股份購回授權之用，建議購回本公司之股份乃已繳足之股份。

上市規則對購回股份之規定

上市規則准許在聯交所具有第一上市地位之公司在聯交所購回其股份，惟須遵守若干限制。本公司之公司組織大綱及細則賦予其購回股份之權力。

行使一般授權購回股份

召開股東週年大會之通告內列為第5B項之決議案如獲通過，將一般及無條件授權董事在本公司下屆股東週年大會結束時，或至該決議案所指之較早日期(「有關期間」)止，隨時於聯交所購回最多佔該決議案通過當日本公司已發行股本中達10%之股份。本公司所有於聯交所內購回之股份均須預先通過普通決議案(由一般授權或於特別事項上所須之特別批准)取得批准。

因此，按照最後實際可行日期，已發行股份2,889,730,786股為基準，如股份購回授權獲全面行使，本公司於有關期間內將可購回之股份最多達288,973,078股。

購回股份之原因

董事相信，有關授予董事股份購回授權所提供之靈活性將對本公司及其股東有利。而視乎當時之市況及融資安排而定，該等按股份購回授權之購回可能導致本公司之股份價值及／或每股盈利得以提高和增加股份於聯交所之流通量。

購回股份之資金

本公司只可動用根據本公司之公司組織章程大綱及細則，與本公司註冊成立地點百慕達之法例規定可合法撥作有關用途之資金，董事現建議根據股份購回授權而購回之任何股份須由自購回股份之已繳股本，本公司可用作股息分派之溢利，本公司之股份溢價賬及／或其實繳盈餘賬提供融資。

如股份購回授權獲全面行使，可能會對本公司之營運資金或負債比率構成重大不利影響(比對本公司於其截至二零零八年十二月三十一日止年度之經審核賬目(最近期之經審核賬目)所披露之狀況而言)。董事於決定行使其購回股份之權力前，將考慮本公司當時之財務狀況，在會對本公司在進行有關購回股份事宜時所須之營運資金或負債比率構成嚴重不利影響之情況下，董事不擬行使該項權力。董事只會在考慮及一切有關因素後，確定進行購回事宜乃符合本公司之最佳利益，方會行使該項權力。

股價

本公司股份於說明函件刊發前十二個月每月於聯交所錄得最高及最低成交價如下：

	最高	**最低**
	港元	*港元*
二零零八年		
四月	0.420	0.330
五月	0.390	0.345
六月	0.360	0.280
七月	0.320	0.260
八月	0.300	0.250
九月	0.280	0.180
十月	0.245	0.140
十一月	0.165	0.135
十二月	0.175	0.145
二零零九年		
一月	0.180	0.146
二月	0.180	0.150
三月	0.200	0.151
四月(截至最後實際可行日期)	0.210	0.170

收購守則之影響

倘因本公司根據股份購回授權行使購回股份之權力，而使股東所佔本公司投票權比例增加，則根據收購守則第32條，該項增加將被視作一項收購。因此，某股東或一組行動一致之股東，視乎彼或彼等之股份權益之增加水平，可取得或鞏固本公司控制權，則須根據收購守則第26條提出強制收購建議。

於最後實際可行日期，根據本公司所得資料，CPI Holding Co., Ltd.(「CPI」)及其一致行動之人士(按收購守則之定義)合共持有1,486,108,445股股份，約佔本公司已發行股本之51.43%。倘於股東週年大會前並無發行及購回額外股份，當董事行使根據股份購回授權授予之購回股份全部權力，CPI及其一致行動人士持有之本公司已發行股本將增加至約57.14%，董事認為此項增加不會導致須遵照收購守則第26條提出強制收購。董事現無意在該等情況下行使股份購回授權之權力。

除以上披露者外，董事概無知悉根據收購守則就股份購回授權之購回而引起之後果。

董事、彼等之聯繫及關連人士

各董事或(就彼等所知及作出一切合理查詢後)與各彼等聯繫人士(倘股份購回授權獲股東通過)現時均無意向本公司出售股份。

目前並無任何關連人士(釋義見上市規則)知會本公司彼等(倘股份購回授權獲股東通過)現時有意向本公司出售股份；或彼等已承諾不會向本公司出售股份。

董事承諾

董事已向聯交所承諾將根據上市規則、百慕達法律(本公司據此而成立)及組織章程及細則，按照股份購回授權行使本公司之權力以作出購買。

公司之回購股份

本公司於最後實際可行日期前六個月並無購回其任何股份(無論是否在聯交所進行)。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

茲通告卜蜂國際有限公司(「本公司」)謹訂於二零零九年六月三日(星期三)上午十時正假座香港夏慤道16號遠東金融中心21樓舉行股東週年大會，藉以討論下列事項：

普通事項

1. 省覽截至二零零八年十二月三十一日止年度之本公司經審核財務報告、董事報告書及獨立核數師報告；

2. 重選本公司退任董事；

3. 授權本公司董事會釐定董事酬金；

4. 續聘核數師並授權本公司董事會釐定其酬金；

作為就特別事項，考慮並酌情通過下述決議案(無論有否修訂)為普通決議案：

普通決議案

5. A. 「**動議**：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事(「董事」)在有關期間(定義見下文)內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授出可能須行使此等權力之售股建議、協議、購股權及其他證券(包括可認購股份之認股權證)；

(b) 本決議案上文(a)段之批准乃董事所獲授任何其他權力以外之權力，該決議案授權董事於有關期間內作出或授予或需於有關期間內任何時間或結束後可能須行使此等權力之售股建議、協議、購股權及其他證券(包括可認購股份之認股權證)；

(c) 董事依據上文(a)段獲批准有可能配發或同意有條件或無條件配發或處理（不論是否依據購股權而配發者）的本公司股本總面值，根據供股（定義見下文）或按行使附帶於任何本公司不時已發行的證券的認購或換股權而發行任何本公司股份，或根據本公司購股權計劃所授出的購股權獲行使，發行股份代替全部或部份本公司股份的股息除外，不得超過本公司於本決議案通過當日已發行股本總面值百分之二十，而上述批准亦須受此數額限制；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案獲通過之日期起至下列三項之最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照任何其他適用之法例或本公司之公司細則規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案給予董事之授權。

「供股」乃指董事於指定期間內，向於指定記錄日期名列本公司股東名冊之股份持有人按彼等於該日之持股比例提呈股份（惟本公司董事有權就零碎股權或在考慮任何地區適用於本公司之法律限制或責任或任何認可管制機構或任何證券交易所之規定後，作出其認為必須或權宜之豁免或其他安排）。」

B. 「**動議**：

(a) 在本決議案(b)段之規限下，一般及無條件批准董事在有關期間（定義見下文）內行使本公司所有權力在香港聯合交易所有限公司（「聯交所」）或本公司證券可能上市並經由證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所回購本公司之證券，惟須遵守及按照所有適用法例及／或不時經修訂之聯交所證券上市規則（「上市規則」）或任何其他證券交易所之規定；

(b) 本公司依據本決議案(a)段之批准於有關期間獲授權購回本公司證券之面值總額不得超過本公司於本決議案通過當日已發行股本面值總額之10%，而上文(a)段之批准亦須受此數額限制；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案獲通過之日期起至下列三項之最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照任何適用之法例或本公司之公司細則規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 本公司於股東大會通過普通決議案撤銷或修訂載於本決議案之授權。」

C. 「**動議**待召開本大會之通告所載之第5A項及5B項決議案獲正式通過後，將根據召開本大會之通告所載第5A項決議案而授予董事且於當時有效以行使本公司之權力以配發、發行及處理本公司股本中之額外股份之一般授權擴大，方法為加入相當於本公司根據召開本大會之通告所載第5B項決議案給予之授權而購回之本公司股本面值總額之數目；惟該數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

作為特別事項，考慮並酌情通過下述決議案(無論有否修訂)為特別決議案：

特別決議案

6. 「**動議**：

(a) 本公司遵守百慕達一九八一年公司法(經修訂)及本公司之細則就實行削減股份溢價(釋義見下文)之相關程序及規定後，由通過本決議案日起，本公司股份溢價賬進賬全部金額576,402,676.36港元將予削減及授權本公司董事轉撥由削減股份溢價賬產生之進賬金額

576,402,676.36港元至本公司實繳盈餘賬，其後將本公司實繳盈餘賬之金額576,402,676.36港元用以抵銷於二零零八年十二月三十一日之本公司累計虧損(「削減股份溢價」)；及

(b) 授權本公司董事在彼等全權酌情認為有需要、恰當或必須時採取所有其他行動及簽立所有其他文件，以使削減股份溢價生效及／或實行。」

承董事會命
公司秘書
陳佩珊

香港，二零零九年四月二十七日

於本通告日，董事會包括十二位執行董事：謝中民先生、謝國民先生、李紹祝先生、謝克俊先生、何平僊先生、謝吉人先生、謝杰人先生、謝展先生、謝仁基先生、謝漢人先生、謝鎔仁先生及彭小績先生與三位獨立非執行董事：馬照祥先生、Sombat Deo-isres先生及Sakda Thanitcal先生。

附註：

1. 大會適用之代表委任表格將連同本通告寄發予本公司股東。

2. 委任代表之文件須由正式書面授權並由委任人或其正式授權代表親自簽署，或倘委任人為法人團體，則須蓋上公司印鑑或由任何授權人士、負責人或代表親自簽署。

3. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並代表其投票。委任代表毋須為本公司股東。

4. 本代表委任表格連同經簽署准授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會舉行前四十八小時交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心18樓1806至1807室)，方為有效。

5. 填妥及交回代表委任表格後，本公司股東仍可按意願親自出席大會或其任何續會，並於會上投票，屆時代表委任表格將視為經已撤銷。

6. 如屬本公司股份之聯名持有人，則任何一位聯名持有人均可於大會上投票(不論親自或委派代表)，猶如他／她為唯一有權投票者，惟倘超過一位聯名持有人親自或委派代表出席大會，則僅於本公司股東名冊排名較先之出席者方有權投票(不論親自或委派代表)。

7. 根據上市規則第13.39(4)條，所有於大會上表決之決議案將以投票形式進行。